Exhibit 99.49
Report to:
Quest Rare Minerals Ltd.

Preliminary Economic Assessment
for the Strange Lake B Zone, Quebec
Document No. 1055110200-REP-R0002-01

Report to:
Quest Rare Minerals Ltd.
PRELIMINARY ECONOMIC ASSESSMENT ON THE STRANGE LAKE B ZONE, QUEBEC
September 24, 2010

Prepared by	Douglas Ramsey, R.P.Bio. Mike Mclaughlin, P. Eng. Aleksandar Zivkovic, P.Eng. Paul Daigle, P.Geo. Peter Broad, P.Eng. Wenchang Ni, P.Eng.
MM/vc

Suite 900, 330 Bay Street, Toronto, Ontario M5H 2S8
Phone: 416-368-9080 Fax: 416-368-1963 E-mail: info@wardrop.com
1055110200-REP-R0002-01

TABLE OF CONTENTS

1.0 SUMMARY	1-1

1.1 Site Location	1-1
1.2 Site Geological Setting	1-2
1.3 Exploration	1-2
1.4 Mineral Resource Estimate	1-3
1.5 Open Pit Mining	1-3
1.6 Tailings Management Facility	1-4
1.7 Environmental Considerations	1-5
1.7.1 Environmental Setting	1-5
1.7.2 Environmental Assessment and Permitting	1-5
1.7.3 Community and Aboriginal Engagement	1-6
1.8 Processing	1-6
1.9 Capital Costs	1-7
1.10 Operating Costs	1-8
1.11 Economic Analysis	1-8
1.11.1 Metal Pricing	1-8
1.11.2 Financial Analysis	1-9

2.0 INTRODUCTION	2-1

2.1 Terms of Reference	2-1
2.1.1 Units of Measurement	2-2

3.0 TERMS OF REFERENCE	3-1

3.1 Terms of Reference	3-1
3.1.1 Units of Measurement	3-1

4.0 PROPERTY DESCRIPTION AND LOCATION	4-1

4.1 Location	4-1
4.2 Property Description	4-3

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOLOGY	5-1

5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources	5-2
5.4 Infrastructure	5-2
5.5 Physiography	5-2

Quest Rare Minerals Ltd.	i	1055110200-REP-R0002-01

6.0 HISTORY	6-1

6.1 Geological Surveys	6-1
6.1.1 GSC, 1967 – 1993	6-1
6.1.2 NLDNR, 1980 – 2009	6-1
6.2 Mining Companies	6-2
6.2.1 IOC, 1979 – 1984	6-2
6.2.2 AME, 1980	6-4
6.2.3 Acadia, 1990	6-4
6.2.4 Mitsui, 1992 – 1995	6-4
6.2.5 WMC, 2000 – 2001	6-5
6.2.6 Freewest, 2006 – 2007	6-5

7.0 GEOLOGICAL SETTING	7-1

7.1 Regional Geology	7-1
7.2 Property Geology	7-3

8.0 DEPOSIT TYPE	8-1

8.1 Genetic Model	8-1

9.0 MINERALIZATION	9-1

10.0 EXPLORATION	10-1

10.1 Quest, 2008 – 2009	10-1
10.1.1 Surface Exploration	10-1
10.1.2 Bulk Sample	10-1
10.1.3 Geophysical Surveys	10-3
10.2 Quest, 2010	10-3
10.2.1 Bulk Sample	10-3

11.0 DRILLING	11-1

11.1 Quest, 2009	11-1
11.1.1 Bulk Sampling Drilling	11-4
11.2 Quest, 2010	11-4

12.0 SAMPLING METHOD AND APPROACH	12-1

12.1 Introduction	12-1
12.2 General	12-1
12.3 Sampling Procedure	12-2
12.4 QA/QC Protocol	12-2
12.5 Rock Sample Protocol	12-3

13.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY	13-1

13.1 Sample Preparation	13-1
13.2 Sample Analysis	13-1
13.2.1 Actlab Code: 4F-F Fusion Specific Ion Electrode (ISE)	13-1
13.2.2 Actlab Code: 4E — XRF (for Niobium)	13-3

Quest Rare Minerals Ltd.	ii	1055110200-REP-R0002-01

13.3 Sample Security	13-4

14.0 DATA VERIFICATION	14-1

14.1 Site Visit	14-1
14.2 Data Verification	14-1

15.0 ADJACENT PROPERTIES	15-1

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1

16.1 Proposed Metallurgical Processing	16-1
16.2 Flow Sheet Design	16-2
16.3 Mill Optimisation & Location	16-5
16.4 Leaching and Acid Bake	16-6
16.5 Tailings Management Facility	16-6
16.5.1 Introduction	16-6
16.5.2 Project Design Basis	16-7
16.5.3 Additional Design Criteria and Assumptions	16-7
16.5.4 Conceptual Geotechnical Design of Tailings Dam(S)	16-9
16.5.5 Water Management/Treatment	16-9
16.5.6 Closure	16-10

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1

17.1 Introduction	17-1
17.1.1 Database	17-1
17.1.2 Specific Gravity	17-1
17.2 Exploratory Data Analysis	17-2
17.2.1 Raw Assays	17-2
17.2.2 Conditional Means	17-2
17.2.3 Capping	17-5
17.2.4 Composites	17-8
17.3 Geological Interpretation	17-9
17.4 Block Model	17-13
17.4.1 Interpolation Plan and Spatial Analysis	17-16
17.4.2 Variography	17-17
17.4.3 Variography Parameters	17-17
17.4.4 Mineral Resource Classification	17-19
17.5 Validation	17-22
17.5.1 Model Volume Validation	17-22
17.5.2 Interpolation Validation	17-22

18.0 OTHER DATA AND INFORMATION	18-1

19.0 MINING OPERATIONS	19-1

19.1 Overview	19-1
19.2 Overall Pit Slope Angle	19-1
19.3 Pit Optimization	19-2
19.3.1 Pit Optimization Procedures	19-2

Quest Rare Minerals Ltd.	iii	1055110200-REP-R0002-01

19.3.2 Pit Optimization Parameters	19-2
19.3.3 Pit Optimization Results	19-5
19.3.4 Mineable Resource	19-5
19.4 Mine Development and Produciton Schedule	19-8
19.4.1 Road Width	19-8
19.4.2 Pushback Width	19-9
19.4.3 Mine Development	19-10
19.4.4 Production Schedule	19-12
19.4.5 Pit Water Handling	19-15
19.5 Mine Equipment Selection	19-15
19.5.1 Drilling and Blasting Parameters	19-15
19.5.2 Major Equipment Selection	19-17
19.6 Site Infrastructure	19-18
19.6.1 Camp Complex	19-19
19.6.2 Fuelling Storage Facilities	19-19
19.6.3 Stockpile	19-19
19.6.4 Waste Dump	19-20
19.6.5 Airstrip	19-20
19.6.6 Access Road	19-20
19.6.7 Settling Ponds	19-20

20.0 PROCESS METAL RECOVERIES	20-1

21.0 ENVIRONMENTAL CONSIDERATIONS	21-1

21.1 Introduction	21-1
21.2 Environmental Setting	21-1
21.3 Environmental Assessment and Permitting	21-2
21.3.1 James Bay and Northern Québec Agreement	21-2
21.3.2 Provincial Process	21-3
21.3.3 Federal Process	21-4
21.4 Community and Aboriginal Engagement	21-5
21.5 Mine Closure and Reclamation Plan	21-6

22.0 MARKETS AND CONTRACTS	22-1

22.1 Market Description	22-1
22.2 Market Segmentation	22-2
22.3 Market Trend	22-2

23.0 TAXES	23-1

23.1 Mining Tax	23-1
23.2 Tax Rates	23-2
23.3 Who Should Be Registered	23-3
23.4 Reporting & Remitting Tax	23-4

24.0 CAPITAL AND OPERATING COST ESTIMATES	24-1

24.1 Capital Costs	24-1

Quest Rare Minerals Ltd.	iv	1055110200-REP-R0002-01

24.1.1 Mine Capital Cost	24-1
24.1.2 Plant Capital Costs	24-3
24.2 Operating Costs	24-5
24.2.1 Manpower	24-5
24.2.2 Plant Operating Costs	24-7
24.2.3 Ore Pumping Operating Costs	24-11

25.0 ECONOMIC ANALYSIS	25-1

25.1 Metal Pricing	25-1
25.2 Financial Analysis	25-3
25.3 Sensitivity Analysis	25-4

26.0 PAYBACK	26-1

27.0 MINE LIFE	27-1

28.0 RISKS AND OPPORTUNITIES	28-1

28.1 Processing Risks & Opportunities	28-1
28.2 TMF Risk Assessment	28-2
28.3 Environmental Risks and Opportunities	28-2

29.0 INTERPRETATIONS AND CONCLUSIONS	29-1

29.1 Geology	29-1
29.2 Open Pit Mining	29-1
29.3 Mineral Processing	29-2

30.0 RECOMMENDATIONS	30-1

30.1 Geology	30-1
30.2 Mining Recommendations	30-1
30.2.1 Geotechnical Study	30-1
30.2.2 Open Pit Mining	30-2
30.2.3 Tmf Action Plan	30-2
30.3 Future Work	30-3

31.0 REFERENCES	31-1

32.0 STATEMENTS OF QUALIFIED PERSONS	32-1

32.1 Certificate for Douglas Ramsey, R.P.Bio.	32-1
32.2 Certificate for Mike Mclaughlin, P. Eng.	32-1
32.3 Certificate for Aleksandar Zivkovic, P. Eng.	32-2
32.4 Certificate for Paul Daigle, P. Geo.	32-1
32.5 Certificate for Peter Broad, P. Eng.	32-2
32.6 Certificate for Wenchang Ni, P. Eng.	32-3

Quest Rare Minerals Ltd.	v	1055110200-REP-R0002-01

LIST OF APPENDICES

Appendix A	Typical Core Image (A) of Exploration Borehole

Appendix B	Typical Core Image (B) of Exploration Borehole

Appendix C	Rqd Value of a Typical Exploration Borehole

Appendix D	Relationships Between b Zone Deposit & Base Case Pit Shell

Appendix E	Mine Equipment Selection

Appendix F	Financial Analysis and Flowsheet By Year

Appendix G	Recommendations Costs
Note: Appendices A through G are available on request at the Quest
Rare Minerals Ltd. office in Toronto
LIST OF TABLES

Table 1.1 Inferred Resource Estimate for the Strange Lake B Zone Deposit	1-3
Table 1.2 Direct Capital Costs	1-7
Table 1.3 Indirect Capital Costs	1-8
Table 1.4 Operating Costs (per tonne ore milled)	1-8
Table 1.5 Metal Prices	1-8
Table 1.6 Net Present Value and Internal Rate of Return	1-9
Table 4.1 Strange Lake Mineral Claim Blocks	4-4
Table 9.1 List of Elements and Oxides Associated with Rare Earth Metal Mineralization	9-2
Table 10.1 Summary of 2009 Sample Types and Locations	10-1
Table 11.1 Summary of 2009 B Zone Drilling	11-2
Table 11.2 Summary of Bulk Sample Drilling	11-4
Table 12.1 QA-QC Sample Description	12-1
Table 13.1 Trace Elements and Detection Limits (ppm)	13-2
Table 13.2 Fusion ICP Detection Limits	13-3
Table 13.3 Elements and Detection Limits (ppm)	13-3
Table 14.1 List of Element to Oxide Conversion Factors	14-2
Table 16.1 Design Criteria	16-7
Table 17.1 Summary Statistics for Specific Gravity Data (g/cc)	17-2
Table 17.2 Raw Assay Statistics (No Zeroes)	17-2
Table 17.3 Comparison of Capped and Uncapped TREO%	17-5
Table 17.4 Summary of Capping Levels	17-6
Table 17.5 Statistics on the Raw Assay Sample Lengths	17-8
Table 17.6 Statistical Summary and Comparison of the TREO% 2 m Composites	17-8
Table 17.7 Rock and Geological Codes	17-12
Table 17.8 Block Coordinates for the Strange Lake B Zone Block Model	17-14

Quest Rare Minerals Ltd.	vi	1055110200-REP-R0002-01

Table 17.9 Description of Interpolation Passes	17-16
Table 17.10 Search Ellipse Parameters	17-16
Table 17.11 Variography Parameters	17-18
Table 17.12 Inferred Resource Estimate for the Strange Lake B Zone Deposit	17-21
Table 17.13 Inferred Resource Estimate for the Strange Lake B Zone Deposit*	17-21
Table 19.1 Economic Parameters of Pit Optimization	19-4
Table 19.2 Optimization Results of Nested Pits	19-6
Table 19.3 Milawa Balanced production Schedule	19-14
Table 19.4 Drilling and Blasting Parameters	19-17
Table 19.5 The Proposed Mine Equipment Fleet	19-18
Table 22.1 World Forecast Demand for Rare Earths in 2006 and 2010 (tREO)	22-3
Table 23.1 New Quebec Mining Tax Expense Regime	23-1
Table 24.1 Direct Capital Cost Breakdown	24-1
Table 24.2 Indirect Capital Cost Breakdown	24-1
Table 24.3 Mine Equipment Capital Cost	24-2
Table 24.4 Mineral Processing Plant Capital Costs	24-3
Table 24.5 Plant Capital Costs	24-4
Table 24.6 Total Plant Capital Costs	24-4
Table 24.7 Operating Costs	24-5
Table 24.8 Proposed Manpower	24-6
Table 24.9 Summary of Open Pit Operating Cost	24-7
Table 24.10 Plant Operating Costs	24-7
Table 24.11 Labour	24-9
Table 24.12 Reagents and Supplies	24-10
Table 24.13 Power	24-10
Table 24.14 Ore Pumping Strange Lake to Mill	24-11
Table 25.1 Metal Prices	25-1
Table 25.2 Rare Earth Oxide Pricing Used Price Validation	25-2
Table 25.3 Net Present Value and Internal Rate of Return	25-3
Table 25.4 Operating and Capital Cost Sensitivity	25-6
Table 25.5 Metal Prices Sensitivity	25-7
LIST OF FIGURES

Figure 4.1 Strange Lake Project Location Map	4-2
Figure 4.2 Strange Lake Property Location Map	4-3
Figure 4.3 Strange Lake Property Mineral Claim Map	4-5
Figure 6.1 Freewest George River Project Area*	6-6
Figure 7.1 Regional Geology Map	7-2
Figure 7.2 Property Geology Map	7-5
Figure 10.1 Exploration Target Location Map	10-2
Figure 11.1 B Zone Drill Hole Location Map, 2009 Drill Program	11-3
Figure 16.1 Hazen Flowsheet	16-3
Figure 16.2 Flotation Recovery of Bastnestite	16-4
Figure 17.1 Example of Conditional Mean Plots — TREO% vs. Y2O3%	17-3
Figure 17.2 Example of Conditional Mean Plots — TREO% vs. TiO2%	17-4

Quest Rare Minerals Ltd.	vii	1055110200-REP-R0002-01

Figure 17.3 Example of Conditional Mean Plots — TREO% vs. K2O%	17-4
Figure 17.4 Example of Histogram and Cumulative Probability Plot for Y2O3%	17-7
Figure 17.5 3D Rings Above and Below Drill Holes (Looking North)*	17-9
Figure 17.6 Original Solid Wireframe Between 3D Rings*	17-10
Figure 17.7 Creation of Upper and Lower Surfaces Bounding 0.9 TREO% Limit*	17-11
Figure 17.8 Creation of Final Solid Wireframe Clipped to Bounding Surfaces*	17-12
Figure 17.9 Strange Lake B Zone Solid Wireframe and Drill Holes*	17-13
Figure 17.10 Block Model Origin for the Strange Lake B Zone Block Model	17-14
Figure 17.11 Block Model Folders for the Strange Lake B Zone Project	17-15
Figure 17.12 Pass 1 and Pass 2 Search Ellipses	17-16
Figure 17.13 Block Model Plan Section (340 m elevation) Looking North*	17-18
Figure 17.14 Block Model Cross Section Looking East*	17-19
Figure 17.15 Grade — Tonnage Curves*	17-23
Figure 17.16 B Zone Block Model in Plan View at the 430 m Elevation*	17-24
Figure 17.17 B Zone Block Model in Cross Section through Drill Hole BZ09001*	17-25
Figure 17.18 B Zone Block Model in Cross Section through Drill Hole BZ09001*	17-26
Figure 19.1 Nested Pits and Present Values	19-7
Figure 19.2 Base Case Pit Shell with the Constraint of Temporary Airstrip	19-8
Figure 19.3 Ramp Width Design — Concept	19-9
Figure 19.4 Minimum Pushback Width	19-10
Figure 19.5 Sequence of Phase Development	19-11
Figure 19.6 Sequence of Phase Production	19-12
Figure 19.7 Milawa Balanced production Schedule	19-13
Figure 19.8 Conceptual Layouts of Site Infrastructures	19-21
Figure 22.1 Rare Earth Supply and Demand 2000 — 2012 f	22-1
Figure 22.2 World: Division of Rare Earth Consumption by Major End Use, Selected Years, 1996 — 2010 f (%)	22-2
Figure 22.3 Growth in Global Consumption of Rare Earths, 2000 — 2010 f (REO)	22-3
Figure 25.1 Trend for TREO Pricing Based on 3 Year Averages	25-3
Figure 25.2 NPV vs. Discount Rate for Base Case	25-4
Figure 25.3 Sensitivity Analysis	25-5
Figure 25.4 IRR Sensitivity to Capital Costs, Operating Costs, Metal Oxide Price	25-7
Figure 25.5 IRR Sensitivity to Decrease of Revenue from Non-TREO Oxides	25-8
GLOSSARY
Units Of Measure

Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga

Quest Rare Minerals Ltd.	viii	1055110200-REP-R0002-01

British thermal unit	BTU
Centimetre	Cm
Cubic centimetre	cm3
Cubic feet per minute	cfm
Cubic feet per second	ft3/s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	CVs
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American)	US$
Dollar (Canadian)	Cdn$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Hertz	Hz
Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km

Quest Rare Minerals Ltd.	ix	1055110200-REP-R0002-01

Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million bank cubic metres	Mbm[3]
Million bank cubic metres per annum	Mbm3/a
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Month	mo
Ounce	oz
Pascal	Pa
Centipoise	mPa·s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	s

Quest Rare Minerals Ltd.	x	1055110200-REP-R0002-01

Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three Dimensional	3D
Three Dimensional Model	3DM
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Year (annum)	a

Quest Rare Minerals Ltd.	xi	1055110200-REP-R0002-01

1.0	SUMMARY

Quest Rare Minerals Limited (Quest) is a Canadian registered resource company, based in Montreal, Canada and publicly listed on the TSX Venture Exchange. Quest is a junior exploration company focused on the development of world-class rare earth element (REE) deposit opportunities.

The following is a preliminary economic assessment (PEA) report on the Strange Lake B Zone Project where Quest holds a 100% interest in the Strange Lake Property (the Property). The Property is located in northern Québec Province, Canada, approximately 175 km northeast of Schefferville, Québec (PQ) and 125 km west of Nain, Newfoundland and Labrador (NL).

Quest has retained Wardrop, A Tetra Tech Company (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Compliant PEA Report on the Strange Lake B Zone Project. Wardrop has been involved with the Strange Lake B Zone since September 2009 by completing an NI 43-101 compliant technical report and resource estimate on the Property in April 2010.

The following PEA report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The Qualified Persons responsible for this report are: Peter Broad, Lead Senior Metallurgist, Mike McLaughlin, Project Manager, and Wenchang Ni, Senior Mining Engineer, all employees with Wardrop. Paul Daigle, Senior Geologist with Wardrop, assisted in the preparation of this report.

The site visit was conducted by Mr. Ni and Mr. Daigle from August 8 to 12, 2010. Mr. Ni and Mr. Daigle were accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, Senior Project Geologist, both employees with Quest. The site visit was conducted to evaluate the area for mining infrastructure and to review the core logging and sampling procedures and facilities and the core storage areas.

1.1	Site Location

The Property is located in northern Québec Province, Canada approximately 175 km northeast of Schefferville, PQ and 125 km west of the Voisey’s Bay, NL. The Property is defined by the mineral rights to 1,333 mineral claims in the provinces of PQ and NL, currently 100% held by Quest, and covers a total area of approximately 54,000 ha.

Quest Rare Minerals Ltd.	1-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

1.2	Site Geological Setting

“The Strange Lake Project “lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin” (Chamois and Cook, 2007).

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small late stage peralkaline intrusion, the Strange Lake granite, is thought to be related to the Mistastin Batholith. The batholith has intruded a series of amphibolites to granulite facies gneisses of granitic to granodioritic composition.

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).

The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20°- 35°). At the geometric centre of the complex is a small (approximately 1.5 km2) stock of medium grained, generally non-porphyritic “exotic-rich” granite with very high overall values of zirconium, niobium, yttrium and REE. Rooted within this medium grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.

1.3	Exploration

In 2009, Quest conducted an exploration program that included: geological reconnaissance mapping, outcrop and grab sampling, trenching, and diamond drilling. A total of 3,930.5 m of drilling from 49 drill holes was completed on the Property with 2,180.7 m drilled from 19 drill holes over the B Zone deposit. An additional 340.0 m from five drill holes were drilled into the B Zone deposit for a bulk sample that weighed approximately 1,014.3 kg. The bulk sample was sent to Hazen Research Inc. (Hazen) for metallurgical test work.

Quest Rare Minerals Ltd.	1-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

During the summer/autumn of 2010, Quest continued its exploration by establishing a 15,000 m drill program and a bulk sampling program of mineralized outcrop. The 2010 exploration program was in progress at the time of completion of this report.

1.4	Mineral Resource Estimate

In April 2010, Wardrop completed an NI 43-101 Compliant Resource Estimate for the B Zone deposit at the Strange Lake Project. The mineral resource for the Strange Lake B Zone deposit is categorized as an Inferred Resource, based on the absence of metallurgical data, economic parameters and drill hole spacing. No recoveries were applied to the interpolated estimates as the metallurgical test work at the time of completion was pending. Historical test work was conducted in the mid-1980’s but was not considered valid due to technological advances in the recoveries of rare earth oxides (REOs) since that time.

The mineral resource estimate for the Strange Lake B Zone deposit, at 0.85 total rare earth oxide (TREO)% cut-off grade is: 0.999 TREO%, 1.973 zirconium oxide (ZrO2)%, 0.208 niobium oxide (Nb2O3)%, 0.053 hafnium oxide (HfO2)% and 0.082 beryllium oxide (BeO)%. The results of the resource estimate are presented in Table 1.1 at various cut-off grades above and below the 0.85 TREO% cut-off grade.

Table 1.1 Inferred Resource Estimate for the Strange Lake B Zone Deposit

			Proportion
TREO%	Tonnes		of HREO*
Cut-off	(x000 t)	TREO%	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%*	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	includes yttrium oxide (Y2O3)

**	F — fluorine
1.5	Open Pit Mining

The open pit was designed using a two-stage approach. The first stage identified an optimum pit shell using the Lerchs-Grossman pit optimization method using Whittle software. In the second stage, phase mining and production schedules were developed, equipment selections were performed and the capital and operating costs were estimated.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

For this project, Wardrop determined that the mining operation will use a conventional (truck and shovel) open pit mining method. The mine will provide mill feed of ore at a rate of 4,000 t/d starting from the middle of the second year of the mine life.

The selected base case pit contains 87.5 Mt of mineable resource (ore) with an average grade 0.96% TREO. The overall stripping ratio is 0.23 t/t (waste/ore). Although the whole mine life is about 62 years, Wardrop conducted a production schedule only for the first 25 years of the mine life, because the rare earth market may be difficult to be accurately predicted for the long term.

To prioritize high grade ore and to balance stripping ratio of mine life, the overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III). The mine development for the ore and the waste will progress using 12 m high benches.

It is proposed that the operation will be carried out with an equipment fleet comprising a single 193 mm (diameter) rotary blast hole drill rig for mineable resource (ore) and waste, a 6.5 m3 (bucket capacity) hydraulic face shovel with a fleet of 55-tonne haul trucks. These will be supplemented with support equipment of grader, dozers, and backhoe excavator, etc.

1.6	Tailings Management Facility

The Strange Lake project includes the development of a new tailings management facility (TMF) at a “green field” site located approximately 125 km east of the mine site and approximately 6 km south of the proposed process plant site in the northern Atlantic Ocean coastal area. Both the process plant and the TMF locations are assumed in an area between the Voisey’s Bay and Anaktalak Bay. A ring dam capable of containing 39.5 Mt (22.5 M m3) of tailings is considered in the subject PEA.

Site zones in the Voisey’s Bay area are underlain mostly by granular materials that are either underlain by, or contain, deposits of silt and clay. Permafrost is reported to be a common feature where soil depths and thermal conditions are suitable. At the time of writing, the effluent from the tailings impoundment is not considered to be a potential environmental concern.

Geotechnical designs presented herein are highly conceptual and consider use of local mineral soil for the earth embankments. Local topographic conditions in the proposed TMF area lend themselves to containing the conventional wet tailings by earthen dams. Details of local topography will determine if a ring dam or series of dams will be required for TMF.

The dam design section conservatively assumes the use of local potentially acid generating granular materials (PAG) materials and also a competent granular

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

foundation. Consequently, an upstream clay lining is factored in the design section to impede seepage of tailings pore water through PAG dam fill materials. On closure the impoundment would require soil cover configured to divert surface runoff into discharge structures constructed of NAG materials and further into the natural environment. Also, dam fill materials will be capped with low permeability soil covers.

On a preliminary basis, capital cost expenditure in the order of Cdn$20 M is estimated for the construction of the ultimate ring dam. The cost of the starter embankment construction is estimated to be in the order of Cdn$5 M, which is approximately 25% of the cost for the construction of the ultimate embankment.

Path forward will include a Prefeasibility level site investigation for determination of geotechnical and hydrogeological parameters in relation to subsurface conditions impacting the design. A borrow search for NAG granular and low permeability material is indispensable and will form a part of the investigation. There are indications of permafrost in the study area and this requires confirmation through further research and or investigation.

1.7	Environmental Considerations

1.7.1	Environmental Setting

The project involves two sites of activity. An open pit mine is proposed at Strange Lake, which is located along the northern Québec/Labrador border, with a mill facility located 125 km to the east at Anaktalak Bay in Labrador.

No environmental baseline studies (EBS) have been conducted specifically to support the project. Baseline environmental studies typically are conducted over a minimum of 12 continuous months to provide coverage of all four seasons. Studies often continue beyond the minimum 12 month period, particularly in cases of abnormal seasonal conditions. This may apply to the Strange Lake project.

1.7.2	Environmental Assessment and Permitting

On November 11, 1975, The James Bay and Northern Québec Agreement (JBNQA) was signed and on January 31, 1978, the Northeastern Québec Agreement (NEQA) was signed. The JBNQA and the NEQA provide for consultative bodies to advise governments on policies and regulations that may have an impact on the environment and the social conditions of Aboriginal communities (INAC 2002). Mining operations are automatically subject to an environmental impact assessment under Section 22 of the JBNQA and generally follow a five step process as follows:
1.	Proponent’s preliminary information

2.	Assessment

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

3.	Impact Study

4.	Review

5.	Decision
Regarding provincial regulatory processes, the planned location of the mining operations in Québec and processing operations in Labrador will require environmental reviews under the applicable laws of Québec for the mine and of Newfoundland and Labrador for the mill and tailings management facility.

Federal regulatory processes are determined after a project description is submitted to the federal authorities such as Environment Canada, Health Canada, Fisheries and Oceans Canada, and Transport Canada. The proposed mine, with a planned production rate of 4,000 t/d, would undergo a comprehensive study in the event that a federal approval is required.

1.7.3	Community and Aboriginal Engagement

The purpose of this program is to ensure that all potentially affected persons, businesses, and communities have a full understanding of the project. In addition to a continuing public engagement program, it may be necessary to negotiate an impact/benefit agreement (IBA) with potentially affected stakeholder groups.

1.8	Processing

Wardrop has based the current study on a beneficiation, leach and solvent extraction process to produce a single TREO concentrate and two non rare earth oxide concentrates, namely Zr2O5 and NbO2. It may be possible for the single TREO concentrate to be converted to individual rare earth oxides, and Quest is currently undertaking metallurgical test work with Hazen Research to make this determination.

The metallic concentrate at Strange Lake is basically a mixed carbonate, phosphate silicate mix. The Mitsui (1992) conclusion was that the main concentrate mineral is kainosite, monazite, which is a complex phosphate, and Bästnasite a carbonate fluoride.

Initial testing by Hazen Research has shown that the silicates consume less acid than other comparable rare earth deposits. The development of improved flotation and solvent extraction reagents are a good indication that recovery and grade will be higher than indicated in the 1982-92 historical testwork. This will need to be confirmed, and thus the operating costs are based on the historical data. It must be noted that preliminary test results reported by Hazen indicate rare earth oxide recoveries to solution of between 77% and 93%. Optimization of these base-case test results is currently being investigated in an attempt to reduce input costs in the metallurgical processing of the Strange Lake mineralization.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

The new harbour facility built at Anaktalaka Bay by Vale, 125 km from the proposed Strange Lake mine site to the east, along an exposed esker, has the potential synergy of reducing infrastructure costs and easing environmental issues.

The project proposes operating the beneficiation, leach and solvent extraction process on a barge and minimizing the disturbed land area.

Wardrop has reviewed the cost of trucking the ore versus pumping it from the mine to the mill. The cost of pumping the ore was calculated to be $14.57/t and the cost for trucking the ore was calculated to be $16.22/t. The cost benefits of a pipeline are even more significant if the ore is sorted before pumping to remove inert gangue. Wardrop considers the soft granular ore will prove conducive to high pressure grinding rolls, which will be one of several operating cost factors that will be the subject of further study.

Capital and operating costs are based on the earlier flow-sheets, including flotation, acid leach/baking and a single TREO product from Solvent extraction. Additional cost benefits are realized in this project by utilizing the Vale by-product of sulphur pastilles from its Long Harbour facility in Newfoundland as a cheaper source of sulphuric acid generation. The use of sulphur pastilles also eliminates the high environmental risk of transporting liquid sulphuric acid to site.

1.9	Capital Costs

The total capital costs presented in the study are Cdn$563,370,938 and are separated into Direct Capital costs and Indirect Capital costs. The Direct Capital costs breakdown is shown in Table 1.2.

Table 1.2 Direct Capital Costs

Site Development	Cdn$	30,850,000.00
Site Utilities and Storage	Cdn$	47,640,000.00
Road Construction	Cdn$	35,000,000.00
Mining O/P	Cdn$	17,150,878.00
Processing	Cdn$	206,908,293.00
Infrastructure	Cdn$	29,970,000.00
Tailings Management Facilities	Cdn$	20,430,000.00
Closure / Reclamation Costs	Cdn$	9,450,000.00
Total Direct Costs	Cdn$	397,399,171.00
The Indirect Capital Costs breakdown is shown in Table 1.3.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 1.3 Indirect Capital Costs

Owners Costs	Cdn$	11,921,975.13
Indirect Costs	Cdn$	74,700,000.00
Contingency	Cdn$	99,349,792.75
Salvage	Cdn$	-20,000,000.00
Total Indirect Costs	Cdn$	165,971,767.88
1.10	Operating Costs

The total operating cost for the mine and processing is Cdn$3,527,410,620 which equates to Cdn$101.94 per ton of ore milled. The breakdown of operating costs is shown in Table 1.4.

Table 1.4 Operating Costs (per tonne ore milled)

Mining	$5.07	Cdn$/t	$240,708,390.00
Processing	$59.05	Cdn$/t	$2,003,507,450.00
G & A	$2.47	Cdn$/t	$83,804,630.00
Supplies and Materials Transportation	$20.78	Cdn$/t	$705,044,620.00
Ore Pumping	$14.57	Cdn$/t	$494,345,530.00
Total Operating Cost	$101.94	Cdn$/t	$3,527,410,620.00
The mine manpower requirements have been defined as Mine Staff: 22 persons and Mine Labour: 68 persons for a total of 80 persons. The mill manpower requirements have been defined as Mill Operations: 71 persons and Mill Maintenance: 38 persons for a total of 109 persons. A total mine and mill workforce of 189 persons has been estimated for the purposes of this economic model.

1.11	Economic Analysis

1.11.1	Metal Pricing

The metal price used in the economic analysis is shown below in Table 1.5

Table 1.5 Metal Prices

Metal Price
Metal	(US$/kg)
TREO	21.94
Nb2O5	45.00
ZrO2	3.77

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Using the prices in Table 1.5, which represent 2007 trailing three year average or 2007 spot prices and weighting according to the distribution of rare earth oxides reported in the Strange Lake deposit, the value of TREO is calculated at US$21.30/kg.

The current three year average pricing for rare metal oxides acquired from Asia Metals results in a trailing three-year average price for the Strange Lake TREO of approximately US$36.00/kg. The TREO value of US$36.00 using 2010 three year historical trailing pricing was optimized to reflect the distribution of rare earth oxides found in the Strange Lake deposit. The TREO metal price selected for the economic analysis was reduced to US$21.94 to equal a previously published projection from a NI 43-101 compliant 2010 study for TREO. This represents a 39% reduction from the 2010 Strange Lake optimized price. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.

The TREO metal price selected for the economic analysis was chosen to be the previously published projection from a NI 43-101 compliant 2010 study for TREO. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.

1.11.2	Financial Analysis

The financial analysis considered a total of 33.9 M/t of ore. Using an exchange rate of 1.042 Cdn$/US$ the pre-tax Internal Rate of Return (IRR) for the project has been calculated at 36.36%. Additionally, the total revenue before taxes from metal sales will be $7.9 B during a Life Of Mine (LOM) of 25 years. Table 1.6 illustrates the Net Present Value (NPV) for the project at variable discount rates.

Table 1.6 Net Present Value and Internal Rate of Return

Item	Amount
Pre-tax & Pre-finance NPV @ 6%	$3,149,211,228
Pre-tax & Pre-finance NPV @ 8%	$2,383,979,541
Pre-tax & Pre-finance NPV @ 10%	$1,825,703,831
Pre-tax & Pre-finance NPV @ 12%	$1,410,907,859
Pre-tax & Pre-finance NPV @ 15%	$969,415,008
Pre-tax & Pre-finance NPV @ 20%	$521,691,996
Project IRR	36.36%
Based on the sensitivity analysis of capital costs, operating costs and metal prices, it is clear that the project is most sensitive to the metal prices, much less sensitive on capital costs and least sensitive on operating cost. As well, sensitivity on the reduction of revenue from the non TREO oxides was conducted. The analysis resulted in an IRR of almost 19% if the project recognized 0% of the revenue from non TREO metals. Thus the TREO value alone results in an acceptable IRR.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

2.0	INTRODUCTION

Quest is a Canadian registered resource company, based in Montreal, Canada and publicly listed on the TSX Venture Exchange. Quest is a junior exploration company focused on the development of world-class REE deposit opportunities.

The following preliminary economic assessment (PEA) report is on the Strange Lake B Zone Project where Quest holds a 100% interest in the Strange Lake Property. The Property is located in northern Quebec Province, Canada, approximately 175 km northeast of Schefferville, Québec and 125 km west of Nain, Newfoundland and Labrador (NL).

Wardrop has relied upon Quest for information in this report and for matters relating to property ownership, property titles, and environmental issues. The majority of the information has been sourced from Quest’s internal reports and from the following:
Wardrop, 2010. Strange Lake Project, B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate. 74 pages. April 2010.
Information from third party sources is referenced under Section 21.0 References. Wardrop used information from these sources under the assumption that the information is accurate.

Wardrop has not conducted an examination of land titles or mineral rights for the property. References and maps pertaining to permit locations and areas were referenced from the Québec Ministère des Resources Naturelles et de la Faune or Ministry of Natural Resources and Wildlife (MNRF) and the NL’s Department of Natural Resources — Mines and Energy (NLDNR).

2.1	Terms of Reference

Quest has retained Wardrop to complete an NI 43-101 Compliant PEA Report on the Strange Lake B Zone Project. Wardrop has been involved with the Strange Lake B Zone since September 2009 by completing an NI 43-101 compliant technical report and resource estimate on the Property in April 2010.

The following PEA conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The Qualified Persons responsible for this report are: Peter Broad, lead senior metallurgist, and Wenchang Ni, P.Eng., senior mining engineer, all employees with

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Wardrop. Paul Daigle, P.Geo., senior geologist with Wardrop assisted in the preparation of this report.

The site visit was conducted by Mr. Ni and Mr. Daigle from August 8 to 12, 2010. Mr. Ni and Mr. Daigle were accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, senior project geologist, both employees with Quest. The site visit was conducted to evaluate the area for mining infrastructure and to review the core logging and sampling procedures and facilities and the core storage areas.

2.1.1	Units of Measurement

All units of measurement used in this PEA report are in metric, unless otherwise stated.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

3.0	TERMS OF REFERENCE

3.1	Terms of Reference

Quest has retained Wardrop to complete an NI 43-101 Compliant PEA Report on the Strange Lake B Zone Project. Wardrop has been involved with the Strange Lake B Zone since September 2009 by completing an NI 43-101 compliant technical report and resource estimate on the Property in April 2010.

The following PEA conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The Qualified Persons responsible for this report are: Peter Broad, lead senior metallurgist, Georgi Doundarov, senior metallurgist and Wenchang Ni, P.Eng., senior mining engineer, all employees with Wardrop. Paul Daigle, P.Geo., senior geologist with Wardrop assisted in the preparation of this report.

The site visit was conducted by Mr. Ni and Mr. Daigle from August 8 to 12, 2010. Mr. Ni and Mr. Daigle were accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, senior project geologist, both employees with Quest. The site visit was conducted to evaluate the area for mining infrastructure and to review the core logging and sampling procedures and facilities and the core storage areas.

3.1.1	Units of Measurement

All units of measurement used in this PEA report are in metric, unless otherwise stated.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

4.0	PROPERTY DESCRIPTION AND LOCATION

The Property is defined by the mineral rights to 1,333 mineral claims in the provinces of PQ and Newfoundland and Labrador, currently 100% held by Quest, and covers a total area of approximately 54,000 ha.

4.1	Location

The Property is situated as shown in Figures 4.1 and 4.2.

The Property is located:
•	within National Topographic System (NTS) map sheets 24A08 and 14D05

•	at approximately 56°21’ N and 64°12’ W in northern Québec Province, in eastern Canada

•	approximately 175 km northeast of Schefferville, Québec

•	approximately 150 km west of Nain, NL and 125 km west of Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale

•	approximately 310 km north of Churchill Falls (hydro power generating station)

•	approximately 260 km northeast of Menehek Dam (hydro power generating station)

•	in the Administrative Regions of Nord-du-Québec and Kativik Regional Government

•	approximately 2 km west of the provincial border between Québec and Newfoundland and Labrador

•	on the southeast edge of Lac Brisson, Québec

•	approximately 30 km east of George River.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 4.1 Strange Lake Project Location Map

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 4.2 Strange Lake Property Location Map
4.2	Property Description

The Property is comprised of the 1,333 individual mineral claims as listed in Table 4.1 and illustrated in Figure 4.3. All mineral claims are 100% held by Quest. Detailed information on the mineral claims and expiration dates may be found in Appendix A.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 4.1 Strange Lake Mineral Claim Blocks

	Number of	Area
Province	Claims	(ha)
Québec	1,003
NL	330
Total	1,333	54,000

Source: Quest
The mineral claims in Québec cover the B Zone and a portion of the Main Zone REE deposits. All claims are current and there are no outstanding issues with these claims.

The mineral claims in NL cover a significant portion of the Main Zone REE deposit, historically referred as the ‘A Zone’ by IOC. Newfoundland and Labrador mineral tenure allows for non-contiguous claim blocks to be made under a single claim name. There are also several mineral claims that overlap between the Québec and NL claims due to the disputed location of the provincial border.

With regards to the mineral rights in NL, there is currently a moratorium on exploration activities on properties with uranium potential. Quest’s NL claims fell into this category when it was voted upon in March 2008 and will be revisited again in March 2011 to determine whether or not the moratorium will be lifted.

There are currently no environmental liabilities outstanding on the Property. The fuel drums and barrels of Strange Lake Main Zone mineralization have been removed from site and disposed in Sept-lles, Quebec.

All permits for the 2009 exploration activities are in place but will require renewal for any 2010 exploration activities in 2010. One such permit is the application for new camp to be constructed and is currently being processed.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 4.3 Strange Lake Property Mineral Claim Map

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOLOGY

5.1	Accessibility

The Property is situated roughly 1,100 km northeast of Québec City, the provincial capital of Québec, and is accessible only by aircraft, via either Schefferville, Québec, or Goose Bay, Newfoundland There are regularly scheduled flights to Schefferville and Goose Bay from the major cities in eastern Canada. Wheeled and float aircrafts may be chartered out these towns and helicopters may be chartered out of Goose Bay.

Flights from Schefferville, by Cessna Caravan, are typically one hour and from Goose Bay are typically one and a half hours (75 minutes), and flights from Nain are typically 40 minutes. Schefferville is generally the staging port of choice as it is more easily serviced via Montreal/Québec/Sept Îles. From Goose Bay, flight times are typically 150 minutes (2.5 hours).

5.2	Climate

Northern Québec and Labrador is characterized by a cool subarctic climatic zone (Dfc; Köppen climate classification), where summers are short and cool, and winters are long and cold with heavy snowfall.

The mean annual, minimum and maximum, temperatures are -10 °C and 0°C respectively. July average minimum and maximum temperatures are 7°C and 17°C and January average minimum and maximum temperatures are -29°C and -19°C (website: WorldClimate, Indian House Lake, Québec). Annual average precipitation is approximately 660 mm (website: WorldClimate, Border, Québec). The region receives up to approximately 350 cm annually and the ground is snow covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter (January to March).

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

5.3	Local Resources

There are no local resources in or around the project area. Some local labour is hired out from Schefferville, however, most skilled labour and professionals must be sourced elsewhere.

The nearest mine to the Property is Vale’s nickel mine at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

There is no source of electricity on or near the Property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the Property.

5.4	Infrastructure

The Property and environs have no developed infrastructure. The nearest developed infrastructure is in the town of Nain and the Voisey’s Bay mine site. Nain is a coastal community that serves as the local supply and service centre for nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular flights from Goose Bay year round and coastal freighters and ferries during the summer months. Schefferville is also a small community that is serviced by regular flights and weekly by rail.

There is an 800 m gravel airstrip located on the Property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the Property and the nearest railhead in Schefferville, 175 km southwest of the Property, with access to the seaport at Sept-Îles on the Bay of St. Lawrence. Goose Bay also hosts a seaport.

5.5	Physiography

The Property is situated in a glacial scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 m above sea level up to 570 m above sea level. The Property is situated on west side of the major watershed that forms the border between Québec and Newfoundland.

The exposure and lack of vegetation in the area often contributes to strong winds that generally have a westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale and juniper.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

The Property is dominantly covered by a layer of glacial till (less than 3 m thick) with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the Property consists mainly of short tundra growth of shrubs and caribou moss interspersed with short tamarack trees.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

6.0	HISTORY

The following history is taken from Chamois and Cook, 2007.

6.1	Geological Surveys

6.1.1	GSC, 1967 — 1993

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (Taylor, 1970, 1979). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division (Hornbrook et al., 1979). A regional lake sediment survey covering the Québec portion of the area was completed during 1982 (Beaumier, 1982) and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990’s (Friske et al., 1993).

Several areas within the George River area, northwest of the Property, were mapped in more detail throughout the 1970’s and 1980’s by the Québec Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2	NLDNR, 1980 — 2009

During this period, the NLDNR Geological Survey Division and Department of Mines and Energy have conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the Newfoundland Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey; this survey was the first time the strong geophysical and geochemical dispersion pattern of the Strange Lake mineralization was published and it lead directly to the Iron Ore Mining Company of Canada discovery of the Strange Lake Alkalic Complex and associated REE and high field strength elements (HFSE) mineralization (McConnell, 1980).

In 1984, as exploration continued at Strange Lake by Iron Ore Mining Company of Canada, the NL Geological Survey conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador (Ricketts, 1984).

In 1988 The Department of Mines, Mineral Development Division conducted additional lake sediment and water geochemistry sampling with a focus on rare metal

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Quebec

mineralization in granitoid terranes in the Churchill Province (McConnell, 1988). All geochemical data for the Strange Lake area was re-analysed in 2009 (Batterson and Taylor, 2009).

Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson (and D.M. Taylor) (e.g. 1988, 1991, 2001, 2005, 2009). Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets 14D/03, 04, 05 and 06 and 24A/08 and NL government geologists published research papers on the Strange Lake Alkalic Complex (e.g. Miller, 1986).

6.2	Mining Companies

6.2.1	IOC, 1979 — 1984

From September 1979 to March 1981, Iron Ore Mining Company of Canada completed several exploration programs on and to the northeast of the Property. The exploration programs included: reconnaissance geological mapping, a helicopter-borne radiometric survey, a ground radiometric survey and a limited amount of geochemical sampling including eight soil samples, six lake and stream sediment samples and one rock sample, a small track etch survey on eight sites and one 35.97 m diamond drill hole. During this initial period of exploration, the Strange Lake Alkalic Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOC named the A Zone (renamed Main Zone by Quest).

From September 1981 to September 1982, IOC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200 m spaced intervals where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkalic Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included: Ground Magnetometer, Very Low Frequency Electromagnetic (VLF-EM) and Induced Polarization Resistivity Surveys (IP-RES) geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data of ZrO2 and yttrium oxide Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of

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the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOC.
A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.
From July 3rd, 1979 to September 25th, 1980, IOC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100 feet terrain clearance and followed by a ground radiometric and magnetometer surveys.
Between January and December 1983, IOC completed geological, geophysical and geochemical surveys on the Québec portion of the Strange Lake property. The geological survey was to re-map the alkali granite (1:10,000 scale) in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.
A ground spectrometer geophysical survey was carried out in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50 m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.
The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. A photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. North-east and south-west lineations were also observed.
IOC commissioned several metallurgical, conceptual and economic studies throughout the 1980’s to determine the economic viability of the deposit.
In 1982, IOC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of zirconium, beryllium, and REE’s. In 1983, IOC contracted K.D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOC retained Warren Spring Laboratory, in Hertfordshire,

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England, to report on the beneficiation of Strange Lake ore and the liberation of Y2O3, Nb2O5, ZrO2, BeO and REO’s.

In 1984, Hazen Research (International) Inc. (Hazen) was retained to review the metallurgical test work and propose a preliminary process design and layout to treat 30,000 tonnes per day of Strange Lake ore focussing on the extraction of Y2O3 and ZrO2, and beryllium and pyrochlore (niobium ore).

In 1984, IOC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 tonnes per year operation with processing located in Schefferville. The products of this study included ZrO2, Y2O3 and Nb2O5.

In January and February 1985, IOC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios: 1) selling 200 tonnes per year Y2O3 (99.99% grade); and, 2) selling 300 tonnes per year Y2O3 (at two different grades). Each scenario also included LREO’s and HREO’s based on market prices at that time.

In March 1985, Arthur D. Little, Inc. completed a marketing and economic viability study on the Strange Lake deposit on behalf of IOC. Arthur D. Little, Inc. concluded that yttrium demand was unlikely to increase fast enough for a 1989 start up of operations and recommended further economic studies.

6.2.2	AME, 1980

Between June and July 1980, Armco Mineral Exploration Ltd. (AME) conducted a helicopter-supported exploration program within an area covered by the IOC 1979 airborne survey to the south of the Property. Limited geochemical sampling included: 51 soil samples, two esker sand samples, and nine rock samples (Risto, 1981).

6.2.3	Acadia, 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. (Acadia) to conduct a preliminary economic analysis on the Strange Lake ore based on historic metallurgical test work.

6.2.4	Mitsui, 1992 — 1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd., or Mitsui Kinzoku in Japanese, (Mitsui), a Japan-based metals supplier, conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and 1993, Mitsui carried out a geological survey and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone ore minerals (then referred to as the ‘A Zone’). The testwork focussed on yttrium, zirconium, niobium, cerium and fluorine.

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The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

6.2.5	WMC, 2000 — 2001

During 2000 and 2001, WMC International Limited (WMC) completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the Property. Work included regional geological mapping and sampling, a greater than 60,000 line kilometre (km) aeromagnetic survey, a greater than 15,000 line km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground EM and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. Results from this exploration did not warrant additional work (McKinnon-Matthews et al., 2001 and Margeson et al., 2002).

6.2.6	Freewest, 2006 -2007

In 2006, Freewest staked 23 non-contiguous claim blocks totalling 220,813 hectare (ha) for the purpose of uranium exploration (Figure 6.2). From August to September 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, EM and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper-nickel in Block 3 (Figure 6.1).

In late 2007, Freewest spun out its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

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Figure 6.1	Freewest George River Project Area*

*   Modified from Chamois and Cook, 2007.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Strange Lake Project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Quebec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.” (Chamois and Cook, 2007)

The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).

The following is taken from Chamois and Cook, 2007.
“The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.
The descriptions of the following domains are modified from Van der Leeden et al. (1999).
The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho- and paragneisses of granodioritic composition occur regionally within the assemblage.

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Figure 7.1	Regional Geology Map

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The Lake Tudor Shear Zone is a regional feature of up to 20 km width which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.
The De Pas domain consists essentially of the De Pas Batholith and flanking gneisses. The De Pas Batholith is a composite body varying in composition from charnokiticopdalitic in the west to granitic-granodioritic in the east. It has been traced for over 500 km in length and varies from 20 km to 50 km in width. The enveloping rocks consist of quartzo-feldspathic gneisses varying from granulite facies west of the batholith to amphibolite facies east of it.
The George River Shear Zone is a regional feature that can be traced for over 200 km and varies in apparent width from 6 km to 20 km. It is heterogeneous in nature and includes units of the Mistinibi-Raude domain to the east and some of the eastern gneisses of the De Pas domain. It consists of mylonites and cataclasites of various composition including metasediments, a variety of intrusive suites and lesser metavolcanics. Kinematic indicators suggest early lateral ductile movements, mainly dextral but some sinistral, extensional movements and late contractional brittle-ductile movements.
The Mistinibi-Raude domain can be divided into three subdomains. The central subdomain is the largest and consists of migmatitic, semipelitic gneisses and lesser post-tectonic granite and metamafics and metaultramafics. The southern subdomain consists of mylonites in the north and a heterolithic assemblage of metabasalts, metagabbros, metadiorites and paragneisses elsewhere. A small northwestern subdomain consists mainly of a sedimentary assemblage comprised of meta-arkose, quartzitic wacke, quartzite and lesser metasiltstone and calcarenite.
The Mistastin domain includes several units defined in the Mistinibi-Raude domain and major Elsonian intrusions. These post tectonic intrusions include parts of the Mistastin Batholith, the Michikamau Anorthosite, some rapakivi granites and the Lac Brisson peralkaline granite. Pillet (1985) describes the Lac Brisson peralkaline granite in greater detail.”
7.2	Property Geology

The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small peralkaline intrusion called the Strange Lake granite intrudes the northeastern margin of the Mistasin Batholith and heterolithic Archean gneiss. This peralkaline granite, commonly referred to as the Strange Lake Alkalic Complex (SLAC) has been the focus of numerous academic and industry research and exploration (e.g. Miller, 1984; Miller, 1986; Salvi &

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Williams-Jones, 1990; Salvi and Williams-Jones, 1996) work. The SLAC comprises several distinct phases that vary in modal abundance of rock forming minerals and the relative concentrations of REE and HFSE. Historically, IOC geologists differentiated these different phases based on the abundance of “exotic” minerals, which they describe as being comprised of gittinsite, elpidite, pyrochlore, zircon, clays, sphene, astrophyllite, narsarsukite and fluorite and other textural characteristics. Accordingly, they describe three general phases: an early “exotic-poor” (i.e. REE and HFSE poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite (e.g. Miller, 1984). In general, these units comprise quartz, potassium feldspar, albite, arfvedsonite and exotic minerals. Additional examination by academic researchers following the early industry exploration and research differentiated these granitic phases by petrographical phase relationships: the exotic-poor granite was termed a hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed a subsolvus (two-feldspar system) (e.g. Salvi & Williams-Jones, 1990). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research (e.g. Salvi & Williams-Jones, 1996) indicates that widespread high temperature (≥350°C) orthomagmatic Na-rich fluids initially altered the subsolvus granites, which was followed by low temperature (≤200°C) externally derived Ca-rich alteration fluids.
“The western half of the Property is partially underlain by a north-south trending metasedimentary basin measuring from 15 km to 25 km in width and approximately 50 km in length. The basin consists of a 750 m to 1,000 m thick, subvertical sequence of weakly metamorphosed sandstone, arkosic sandstone and polymictic conglomerate. The upper portion of the stratigraphy consists of >90% whitish-pinkish quartz arenite with minor pebble-rich horizons. Cross bedding was identified in the western portion of the basin. Where present, the conglomerate occurs as elongated, oval-shaped lenses. The dominant north-south foliation appears to increase from west to east. This metasedimentary sequence is in contact with mafic metavolcanics, paragneisses and minor granitic intrusions to the west. To the east of the metasedimentary basin, interbedded grey phyllites, locally containing pyrite, were identified.” (Chamois and Cook, 2007).

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Figure 7.2	Property Geology Map

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8.0	DEPOSIT TYPE

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).

The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20° — 35°). At the geometric centre of the complex is a small (approximately 1.5 km2) stock of medium grained, generally non-porphyritic ‘exotic-rich’ granite (see Figure 7.2) with very high overall values of zirconium, niobium,yttrium and REE. Rooted within this medium-grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.

The principal deposits outlined to date are the B Zone, the subject of this report, and the Main Zone, situated 2.5 km to the southeast of the B Zone.

Many of the REE targets have been located by IOC using a combination of geophysical techniques including radiometric and VLF-EM, prospecting and mapping. Similar techniques, applied by Quest, have resulted in the discovery of additional REE exploration targets..

8.1	Genetic Model

Evolution of the SLAC resulted in progressive enrichment in REE and HFSE, from relatively low abundance in the hypersolvus granites, to relatively enriched in subsolvus granites. During crystallization of the SLAC, high temperature, Na-rich fluids altered portions of the subsolvus granite, resulting in a relative depletion in Zr, Y and REE relative to subsolvus granites that were not enriched in Na. It has been postulated that during the evolution of the subsolvus granites in the SLAC, the above elements were mobilized by Ca-free, fluorine-rich fluids, forming REE-fluorine complexes (e.g. Salvi and Williams-Jones, 1996). Subsequently, externally derived Ca-rich low temperature fluids began mixing with F-rich fluids that were concentrated in the carapace of the intrusion; the calcium caused a destabilization of the fluorine complexes and resulted in the precipitation of low temperature REE and HFSE bearing phases and fluorite (Salvi and Williams-Jones, 1996). Thus, formation of the SLAC (or other peralkaline-hosted REE deposits) requires multiple phases of alteration including a the evolution of a fluorine-rich fluid to concentrate and mobilize REE and HFSE and the subsequent introduction of destabilizing Ca-rich fluids resulting in REE precipitation in order to form potentially economically exploitable mineralization (Salvi and Williams-Jones, 1996).

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9.0	MINERALIZATION

Two distinct styles of mineralization have been encountered on the area of the Property. The first style of mineralization is comprised of alkali granite-hosted REE-rich pegmatites and aplites. The second style of mineralization is comprised of sheared discontinuous paragneiss-hosted uranium-bearing pegmatites along the Stewart Lake Trend approximately 14 km northeast of the B Zone deposit. Uranium mineralization in this area is not subject to this report.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplite. The REE and HFSE-bearing phases are hosted primarily in pegmatites as relatively fine-grained phases or pseudomorphs. The gangue phases comprise quartz, feldspar, amphibole and pyroxene. The potential ore minerals comprise predominantly kainosite (Ca-Y-Ce silica/carbonate), gerenite (Y-REE silicate), gadolinite (Y-Be-REE silicate), zircon, pyrochlore and gittinsite (Jambor, 1990). Uranium (U) occurs as a minor element with an average of 68 ppm U.

Table 9.1 illustrates the elements and common oxides that occur in the B Zone deposit (Websites: Quest, Web Mineral). References to TREO, unless otherwise stated, include Y2O3.

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Table 9.1	List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides

Associated Elements and Oxides
Fluorine	F	—
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO

Yttrium	Y	Y2O3
Light Rare Earth Metals and Oxides
Lanthanum	La	La2O3
Cerium	Ce	Ce2O3
Praseodymium	Pr	Pr2O3
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Metals and Oxides
Total Rare Earth Oxides
Europium	Eu	Eu2O3	(TREO)
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb2O3
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

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10.0	EXPLORATION

10.1	Quest, 2008 — 2009

10.1.1	Surface Exploration

In 2009, Quest conducted geological mapping and surface reconnaissance on eight target locations on the Property. These target locations were the Main Zone, B Zone, B East, A Zone[1], Apurna Lake, SLG, Strange Lake Far West and Stewart West (Figure 10.1). Table 10.1 below summarizes the rock samples that were collected by Quest during the 2009 exploration program.

Table 10.1 Summary of 2009 Sample Types and Locations

Area	Outcrop	Float	Total

Main Zone (formerly IOC’s ‘A Zone’)	20	1	21
B Zone	36	103	139
B East	19	52	71
A Zone	0	15	15
Apurna Lake	7	10	17
SLG	7	27	34
Strange Lake Far West	6	17	23
Stewart West	6	0	0

Total	101	225	320

10.1.2	Bulk Sample

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work. The drilling was conducted by Boreal Drilling of Val d’Or, Québec, and sampling was conducted by Quest. A total of 1,014.3 kg was collected from 340.0 m of drilling and sent to Hazen Research Inc. in Golden, Colorado, USA. Results of this test work are pending.

[1]	Quest’s A Zone is located approximately 3 km to the south of the B Zone (see Figure 10.1) and should not be confused with IOC’s historical ‘A Zone’, now referred to as ‘Main Zone’.

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Figure 10.1 Exploration Target Location Map

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10.1.3	Geophysical Surveys

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400 m flight line spacings over the Strange Lake Project at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time GPS, and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest again conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

10.2	Quest, 2010

Quest’s exploration program for 2010 involves a 15,000 m drill program as well as some regional geological mapping and bulk sampling of a surface exposure in the B Zone. The exploration program was in progress at the time of issuance of this report and is expected to continue until the first half of October 2010.

10.2.1	Bulk Sample

Quest has proposed to collect a bulk sample of ore grade material, that is, mineralized pegmatite, from a site where the material outcrops at surface in the vicinity of drill hole BZ009-011.

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11.0 DRILLING
11.1 QUEST, 2009
From July to September 2009, Quest completed a drill program on the Property. Quest’s 2009 drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are listed in Table 11.1 and shown in Figure 11.1 below. The remaining 30 drill holes were conducted on the Main Zone and are not subject to this report. An additional five drill holes were conducted for bulk sampling purposes totalling 340.0 m.
For the 2009 drill program, Quest contracted Boreal Drilling, based in Val d’Or, Québec, to carry out the drilling. The drilling was conducted using two Versadrill 0.3 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, Québec, using a Bell206L and a Eurocopter BA (A-Star).
The drill program over the B Zone was conducted to confirm historic drilling by IOC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE mineralized boulders and outcrop.
All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 36.17 m and averaging 13.45 m. The thicknesses are apparent as the drill holes are, with the exception of BZ09015, all vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.
The drill core was logged on site and entered directly into Gemcom Gemslogger and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.
Table 11.1 summarizes the drill holes completed on the B Zone deposit.

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Table 11.1 Summary of 2009 B Zone Drilling

	UTM*	UTM*	Elevation	Bearing	Dip	Length
Drill Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)
BZ09001	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

*	UTM coordinates are based on the NAD83 datum, Zone 20
All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, Québec. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m.
All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field.

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Figure 11.1 B Zone Drill Hole Location Map, 2009 Drill Program

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11.1.1 BULK SAMPLING DRILLING
Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 11.1) at the drill site and are listed in Table 11.2 below. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.
Table 11.2 Summary of Bulk Sample Drilling

	UTM	UTM	Elevation	Bearing	Dip	Length
Drill Hole	(Easting)	(Northing)	(m)	(°Az)	(°)	(m)
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5
Total						340.0
The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014.3 kg.
The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 litre fuel drums. The drums were wire sealed and sent by deHavilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado, where they were received by Hazen. Metallurgical test work by Hazen is still ongoing with results pending.
11.2 QUEST, 2010
As of the writing of this report, Quest’s 2010 drill program is in progress. From July to August 31, 2010, Quest has completed approximately 10,764.1 m out of a total 15,000 m planned for the 2010 exploration season. The drilling being carried out by Boreal Drilling Ltd, based out of Val d’Or, Québec, using three drill rigs. The drill hole size is BQ ‘thin-kerf’ (BQTK) for all drilling on the Property.

Quest Rare Minerals Ltd.	11-4	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

12.0 SAMPLING METHOD AND APPROACH
The following is an excerpt Quest’s Sampling Procedure and Quality Control-Quality Assurance (QA-QC) Protocol. Wardrop has reviewed the following QA-QC protocol and finds this meets or exceeds industry standards and norms.
12.1 INTRODUCTION
Sampling procedures and accepted QA-QC protocol dictate that a minimum of 5% of samples should comprise QA-QC samples i.e. standards, duplicates and blanks. Quest will endeavour, whenever possible to apply this protocol to all samples collected. To this end, the following describes the procedure for insertion of standard, blank and duplicate samples.
12.2 GENERAL
All tag books will be entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database will also list where standards, blanks and duplicates are inserted and will differentiate drill core samples from rock samples. Sample tag books shall be pre-labelled to insure that QA-QC samples are not missed or placed out of sequence. The second tag in the books should be marked on not the first. The first tag goes with the sample to the lab.
It is important that all QA-QC samples are “blind”, that is, that the name of the standard and blank are not marked on the sample bag or the tag that is sent to the lab; likewise duplicate samples should not be labelled as duplicates on the tags that go to the lab. Table 12.1 summarizes the frequency and type of QA-QC samples to be used by Quest staff.
Table 12.1 QA-QC Sample Description

Sample Type	Sample (set 1)	Sample (set 2)	Frequency
Duplicate (A/B)	xxxx48(duplicate of xxxx47)	xxxx98 (duplicate of xxxx97)	1/50
Blank (high purity silica sand)	xxxx25	xxxx75	1/50*
Standard (A09-2079)	xxxx00	n/a	1/50
Standard (A09-2065)	n/a	xxxx50	1/50

*	unless inserted after high-grade core

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12.3 SAMPLING PROCEDURE
Samples should not overlap between different rock types (this does not include presence or absence of melocratic inclusions at Strange Lake); therefore if geological contacts occur in mid-sample, the sample should be split at the contact. If a drill hole has a zone >20 m between mineralized zones, sampling should stop at 20 m past the last mineralized sample. For example, if the mineralized zone runs from 5 m to 10 m and no further mineralization is intersected from 10 m to 50 m, therefore the sampling can cease at 30 m. From 5 m to 10 m, samples cannot have a length greater than 1 m or less than 20 centimetres (cm). From 10 m to 30 m all samples will have a maximum length of 2 m. If multiple mineralized zones are intersected, sampling shall be continuous (unless thicknesses are >20 m between zones). As mentioned anomalous zones, defined as having elevated radioactivity and or focused zones of alteration are sampled at 1 m and narrow zones of intensely mineralized core may be sampled as narrow as 20 cm. Any relatively consistent average radioactivity core is considered background and shall be sampled at 2 m intervals.
For each sample, the from — to interval shall be marked on the core using grease pens by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [à your sample here ß]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. When entering sample info for duplicates into the database for drilling or in the sample tracking database, duplicates should be named “Duplicate A” and “Duplicate B” — the former being the sample duplicated and the latter being the duplicate. This line is a guide for the sampler so that they can saw the core first in half as per normal sampling and then split that half — each duplicate is thus a quarter of the core. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval.
12.4 QA/QC PROTOCOL
To attain a minimum of 5% QA-QC sample rate, standards and blanks will be inserted as two standard samples per 100 hundred samples (2%) and two blank samples per hundred samples (2%). Duplicate samples will be inserted as two every hundred samples as well (2%). Importantly, as an additional check on lab procedures and cleanliness, for any interval of high-grade mineralization greater than 2 m (i.e. 2 samples) an additional blank may be inserted following the final mineralized samples. Clear communication between the geologist and the technician must be maintained to insure that these blanks are being inserted properly.

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

12.5 ROCK SAMPLE PROTOCOL
A similar rate of QA-QC samples shall be used for rock samples, where standards, blanks and duplicates are inserted one per fifty samples. As per above, sample tag books will be pre-marked with these QA-QC samples written on the tags to insure they are not used for rock samples. The geologist who prepares sample shipments is responsible for gathering used tag books and inserting the QA-QC samples to the sample shipments

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

13.0	SAMPLE PREPARATION, ANALYSIS, AND SECURITY
13.1	Sample Preparation

All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 g, and pulverized under hardened steel to 95% passing through 105 micron screen.

Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for Analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.

13.2	Sample Analysis

Upon receipt of the samples at Actlabs in Ancaster, the samples underwent several analyses for the various elements and lithogeochemistry. The following are extracts from Actlabs website.

13.2.1	Actlab Code: 4F-F Fusion Specific Ion Electrode (ISE)

Samples 0.2 g are fused with a combination of lithium metaborate and lithium tetraborate in an induction furnace to release the fluoride ions from the sample matrix. The fuseate is dissolved in dilute nitric acid, prior to analysis the solution is complexed and the ionic strength adjusted with an ammonium citrate buffer. The fluoride ion electrode is immersed in this solution to measure the fluoride-ion activity

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

directly. An automated fluoride analyzer from Mandel Scientific is used for the analysis. The detection limit on fluorine is 0.01% F.
Actlab Code: 4LITHO-Quant (11+) Major Elements Fusion
A 1 g sample is digested with aqua regia and diluted to 250 mL volumetrically. Appropriate international reference materials for the metals of interest are digested at the same time. The samples and standards are analyzed on a Thermo Jarrell Ash ENVIRO II simultaneous and sequential Induced Coupled Plasma (lCP), Varian Vista 735 ICP or Thermo 6500 ICP. Tables 13.1 and 13.2 illustrate the detection limits of the various elements and compounds.
Table 13.1 Trace Elements and Detection Limits (ppm )

	Detection	Upper	Reported
Element	Limit	Limit	By
Ag	0.5	100	ICP/MS
As	5	2,000	ICP/MS
Ba	3	500,000	ICP
Be	1	—	ICP
Bi	0.4	2,000	ICP/MS
Ce	0.1	3,000	ICP/MS
Co	1	1,000	ICP/MS
Cr	20	10,000	ICP/MS
Cs	0.5	1,000	ICP/MS
Cu	10	10,000	ICP/MS
Dy	0.1	1,000	ICP/MS
Er	0.1	1,000	ICP/MS
Eu	0.05	1,000	ICP/MS
Ga	1	500	ICP/MS
Gd	0.1	1,000	ICP/MS
Ge	1	500	ICP/MS
Hf	0.2	1,000	ICP/MS
Ho	0.1	1,000	ICP/MS
In	0.2	200	ICP/MS
La	0.1	2,000	ICP/MS
Lu	0.04	1,000	ICP/MS
Mo	2	100	ICP/MS
Nb	1	1,000	ICP/MS
Nd	0.1	2,000	ICP/MS
Ni	20	10,000	ICP/MS
Pb	5	10,000	ICP/MS
Pr	0.05	1,000	ICP/MS
Rb	2	1,000	ICP/MS
Sb	0.5	200	ICP/MS
Sc	1	—	ICP
Sm	0.1	1,000	ICP/MS
Sn	1	1,000	ICP/MS
Sr	2	10,000	ICP
Ta	0.1	500	ICP/MS
Tb	0.1	1,000	ICP/MS
Th	0.1	2,000	ICP/MS
Tl	0.1	1,000	ICP/MS
Tm	0.05	1,000	ICP/MS
U	0.1	1,000	ICP/MS
V	5	10,000	ICP
W	1	5,000	ICP/MS
Y	2	10,000	ICP
Yb	0.1	1,000	ICP/MS
Zn	30	10,000	ICP/MS
Zr	4	10,000	ICP
Note: ICP/MS — ICP/Mass Spectroscopy

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

Table 13.2 Fusion ICP Detection Limits

Oxide	Detection Limit (%)
SiO2	0.01
Al203	0.01
Fe203	0.01
MgO	0.01
MnO	0.001
CaO	0.01
TiO2	0.001
Na2O	0.01
K2O	0.01
P205	0.01
Loss on Ignition	0.01
13.2.2	Actlab Code: 4E — XRF (For Niobium)

Niobium was analyzed separately by X-Ray Fluorescence (XRF) due to the low upper detection limit in the ICP/MS method.

The trace elements analyses are done on pressed powder pellets made from 6 g of sample. Spectral interferences are corrected from pre-calculated interfering factors. Because of the trace level (< 1,000 ppm) of the analytes, only the mass absorptions are corrected for matrix effects. The mass absorption coefficients are derived from measuring the Compton scatter of the Rh-tube. The background and mass absorption corrected intensities are then calculated against the calibrations constructed from 24 international geological reference materials. Table 13.3 presents the detection limits for the XRF analysis.
Table 13.3 Elements and Detection Limits (ppm)

	Detection	Upper
Element	Limit	Limit
Ga	5	10,000
Pb	5	1,000
Sn	5	10,000
Nb	1	10,000
Rb	2	20,000

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13.3	Sample Security

From the drill core logging facility, once a sample interval of drill core was logged and sawed in halves, one half core was replaced in the core box and the other half core placed in a sample bag with its corresponding sample tag and sealed.

The individual sample bags of drill core were then placed in rice bags and, once filled, the rice bag was sealed and labelled. The rice bags of core samples were stored at the core logging facility until an available transport was able to fly the bags to Actlab’s sample preparation facility in Goose Bay, NL. From Goose Bay, once the samples are prepared, the pulps are sent via Purolator to Actlabs laboratory facility in Ancaster, Ontario, for analysis. The remaining pulps and sample rejects are stored in Actlab’s facility in Goose Bay. Wardrop is of the opinion that the sample preparation, security, and analytical procedures are adequate and satisfactory.

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

14.0	DATA VERIFICATION

14.1	Site Visit

A site visit was conducted by Wenchang Ni, Senior Open Pit Engineer, and Paul Daigle, Senior Geologist, both employees with Wardrop, between the 8 and 12 August, 2010.

The trip consisted of a site visit to the B Zone and environs to investigate locations for future mine infrastructure and included: the inspection of core logging and sampling facilities, core storage areas, and location of drill hole collars. The drill program was ongoing at the time of the site visit.

Wardrop found that Quest is conducting its exploration of the Property to a standard that meets or exceeds industry norms.

14.2	Data Verification

Upon receipt of the final assay database, Wardrop verified the assay data in the database with the original assay certificates from ActLabs.

Five of the 19 drill holes from the B Zone drill program were selected based on spatial location and all REE elements, zirconium, beryllium, fluorine were checked against the original assay certificates. The drill holes verified were: BZ09001, -004, -007, -011, and -019. These drill holes and their assay values account for a total of 28% of the entire database. No errors were encountered during the data verification of the assay database.

Wardrop also conducted a verification of the calculated oxides of the REEs, the TREOs. All oxides were calculated based on the assay values in ppm multiplied by the molecular weight of the REE oxide. There were no errors in the conversion of the REE in ppm to their associated oxides. Only the terbium oxide was mislabelled as Tb4O7 and was calculated for Tb2O3. This label was corrected in the database.

Niobium was assayed for, and reported as, Nb2O5 and did not require a conversion factor. Table 14.1 shows the conversion factors used in the database.

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

Tabte 14.1 List of Element to Oxide Conversion Factors

Element	Element Acronym	Common Oxides	Oxide Conversion Factor
Beryllium	Be	BeO	2.775
Zirconium	Zr	ZrO2	1.351
Hafnium	Hf	HfO2	1.179
Yttrium	Y	Y2O3	1.270
Lanthanum	La	La2O3	1.173
Cerium	Ce	Ce2O3	1.171
Praseodymium	Pr	Pr2O3	1.170
Neodymium	Nd	Nd2O3	1.166
Samarium	Sm	Sm2O3	1.160
Europium	Eu	Eu2O3	1.158
Gadolinium	Gd	Gd2O3	1.153
Terbium	Tb	Tb2O3	1.151
Dysprosium	Dy	Dy2O3	1.148
Holmium	Ho	Ho2O3	1.146
Erbium	Er	Er2O3	1.143
Thulium	Tm	Tm2O3	1.142
Ytterbium	Yb	Yb2O3	1.139
Lutetium	Lu	Lu2O3	1.137

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

15.0	ADJACENT PROPERTIES

There are no significant mineral occurrences adjacent to the Property. It should be noted, however, it is thought that a significant proportion of the Main Zone deposit is situated across the Québec border in the ‘exempt lands’ in NL (Quest Website: Corporate Presentation, September 2009).

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Proposed Metallurgical Processing

In 1985, an Iron Ore Company of Canada (IOC) financial review considered production from the Strange Lake deposit comprising of 200 tpy of REO yttrium oxide (60% purity of Y2O3), and twice this amount of Zirconium oxide (99.9% purity ZrO2). The same historical process flow sheet and metallurgical data has been used by Wardrop to complete a preliminary process assessment, while reviewing newer data by Hazen Research. Hazen’s metallurgical test program is directed by Quest and is currently “in progress”. Data from this testing, together with information from the public domain on improved technology and enhanced reagents has been used develop the process design for this study.

The following are other studies that have been completed on the Strange Lake deposit and have been used as references in the process analysis:
•	Witteck Development Hydrometallurgical Study Project 5032-82 for IOC

•	CanMet Report MSL 90-28 on the mineralogy of the Strange Lake ore and the Metallurgical Implications.

•	An Investigation (by Lakefield Research) on the recovery of Zirconium & Yttrium from Strange Lake (flotation) Concentrate

•	Kilborn review of Strange Lake Capital and Operating costs (1991)

•	Mitsui Mining & Smelting 1996 Study on Strange Lake Ore (using wet magnetic separation)
From the marketing section in this report it is apparent that the rapidly expanding market for rare earth elements should support a larger mine and mill operation than envisaged by IOC in 1985. The mill design tonnage has thus been increased to a nominal 4,000tonne/day or 1.4 M/a.

In the Kilborn financial review (1991) there was a comparison of pay-back periods between whole ore leaching and beneficiation of the ore prior to leaching. The Author’s review determined that beneficiation advanced the payback period by twelve months. Although costs have changed significantly since 1991, the technology advances since that time has resulted in improved recovery. This improvement in payback period should now be more pronounced. Wardrop has therefore based the current study on a Beneficiation, leach and solvent extraction process to produce a single Total Rare Earth Oxide (TREO) concentrate and two non

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rare earth oxide concentrates, namely Zr2O5 and NbO2. It may be possible for the single TREO concentrate to be converted to individual rare earth oxides. This would require further metallurgical test work and would likely require a more selective solvent extraction (SX) agent.

The metallic concentrate at Strange Lake is basically a mixed carbonate, phosphate silicate mix. The Mitsui (1992) conclusion was that the main concentrate minerals are Kainosite, Monazite which are complex phosphates, and Bastnasite, a carbonate fluoride.

16.2	Flow Sheet Design

The effect of the host rock in suppressing recovery was not adequately studied in the 1982 to 1992 testwork. This is now a standard feature of metallurgical testing. A future test program to better understand the ore host minerals and to better evaluate their deposit’s economics is recommended In addition to flotation, Hazen Research is also currently studying magnetic separation. Based on these results, Wardrop has included magnetic separation as a preconcentration step in the recovery of the Strange Lake TREOs. However, only 70% of the material reported to the Magnetic fraction and 30% reported to the Non- Magnetic fraction. Therefore, consideration for REO recovery in both the Magnetic fraction and the Non Magnetic fraction need to be considered.

The proposed flow sheet supported by current testing by Hazen combining magnetic separation and flotation is shown in Figure 16.1.

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Figure 16.1 Hazen Flowsheet
In general, the historical flotation work is not representative of current developments, as the reagents used by historical test works are less efficient resulting in lower recoveries than current reagents. Modern reagents have been designed specifically for rare-earth oxides replacing earlier fatty acid collectors. In 1985, the main flotation collector was a basic fatty acid, which has since been replaced by alkyl hydroxamic acid collectors. In Figure 16.2, the Bastnestite as well as the Kainosite and Gerenite that contain most of the Strange Lake rare earths have the potential for very high recoveries using alkyl hydroxamic acid collectors.

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Figure 16.2 Flotation Recovery of Bastnestite
The Canmet report on the Strange Lake deposit ore indicated a low incidence of clay, and moderately large free quartz and feldspar. It also identified pyrochlore, Kainosite and other calcium–yttrium silicates as accounting for about 85% of the Yttrium. This information is indicative of an ore body that would be amenable to minimal grinding requirements.

In their study, Witteck reported that although fine grinding was necessary (<50 μ) they experienced no slime problems during flotation, or silica problems during leaching. This is probably because most of the Beryllium appears to be in the gadolinite-group minerals rather than the much harder and refractory “phenakite” which has been identified in Thor Lake ore. The zirconium is fine grained, and apparently hydrous, which could facilitate leaching.

Combining Flotation with magnetic separation may have an additional benefit of magnetic agglomeration of the pre-flotation rare earth elements, which would not be found in whole ore leaching. Continued testing at Hazen will assist in defining the most optimal process for the Strange Lake ore.

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16.3	Mill Optimisation & Location

In 1985, IOC had reviewed some basic cost estimates, and determined that port facilities at Anaktalaka Bay would cost approximately $1.5 M, in addition to road construction. An alternative would be to build a longer road to Schefferville, however as the former IOC facilities in Schefferville have been demolished; this option is now considered no longer viable.

Historically there were no facilities on Anaktalaka Bay however, in 2005 INCO (now Vale) installed a mine at Voisey’s Bay. This is located across a narrow peninsular from Anaktalaka Bay, and Vale has installed a harbour of approximately 70 ha on Anaktalaka Bay. The harbour facilitates regular scheduled visits by sea freight during the brief July through October shipping season. Vale also has housing and other employee facilities which may provide some synergy from shared use of these facilities.

The primary reason Kilborn did not consider building a mill at Strange Lake or at the coast, were the adverse weather conditions. Both sites would be restricted by the short summer shipping access, July to October, inhibiting supply of construction material and labour. The construction at Strange Lake would require additional haulage of construction materials.

Photometric and radiometric ore sorting was available in 1985, but had not advanced enough to be considered for remote operations. Ore sorting would be a significant factor in choosing the most economical recovery process, and optimum tailings waste disposal area. It is therefore probable that colorimetric and radiometric sorting may reduce the daily process tonnage by eliminating up-to 50% of the mined rock. The development of ore sorting capabilities is an additional consideration for the mill optimization and location.

The future metallurgical process may include a portion of the following options:
•	whole ore treatment

•	flotation of ground ore

•	gravity separation using spirals

•	magnetic separation.
A slurry preparation plant will be located at the mine site using High Pressure Grinding Roll (HPGR), after the primary crusher. This will produce a slurry with 45% solids that can be piped to the mill. No booster pumping is required as the pipeline drops 443 m from the mine site to the coast (0.32% slope). By transporting the ore as a slurry, an additional benefit of using the slurry water as a water source for coastal processing is an option.

The Strange Lake processing facility is proposed to be constructed on a barge and located in Anaktalaka Bay for operations. From 1981 to 2002 the Polaris Arvik II

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barge located off Little Cornwallis Island produced 200,000 tonnes of zinc concentrates and 47,000 t of lead concentrates, annually. The Polaris concentrator, powerhouse, shops, offices, dry, and warehouse were uniquely designed and constructed on a 100 ft wide by 400 ft long by 65 ft high barge that was constructed along the North Shore of the St Lawrence. The barge was towed 5,000 km into the high Arctic. The Mill mounted barge is reported to have cost about $45 M which, is about 15-20% above the comparable land based mills of that capacity built at the time. In addition, the contractor (Comstock Canada) is now experienced in this type of construction and design for a new barge of similar standards and throughput. Therefore the construction risks should be reduced in terms of the design time, and construction costs.

The design of the barge would be similar to the Polaris mill-barge. Power generation on the barge mill will include marine diesels complete with heat recovery systems. This will be configured to achieve high energy capture, with waste heat used to dry concentrate as well as heating living quarters for the on-site employees.

16.4	Leaching And Acid Bake

A simple and efficient method has been developed by the US Bureau of Mines (USBM) for extracting rare-earth compounds from this mineral. Digesting of a flotation concentrate with sulphuric acid converts the rare-earth compounds from fluor-carbonates to sulphates. Action of the acid releases gaseous compounds of fluorine and silicon, leaving the sulphated material free of these elements; carbon dioxide from carbonate decomposition is eliminated at the same time. Acid consumption was relatively low at about 200 kg/t of concentrate, and went to complete dissolution under atmospheric conditions at about 80°C.

Calcining the sulphated material at 1,200°F (650°C) renders the gangue constituents insoluble, whereas the rare-earth sulphates are left in water-soluble firm which, when leached with water yield a solution of pure rare-earth sulphates. Hazen Research has reported in its preliminary studies that the total acid consumption for baking and leaching was about 875 kg/t compared to 1 t/t at other sites. Subsequent testing on Strange Lake ore has achieved high REE recoveries even at substantially lower acid consumption.

16.5	Tailings Management Facility

16.5.1	Introduction

The Strange Lake project includes the development of one or two new tailings management facilities (TMF) to store up to 35.9 Mt of tailings. If barren waste can be removed by simple ore sorting, then this could be dumped at the mine-site for later backfill. In addition to a primary “green field” site located approximately 150 km east of the mine site and approximately 6 km south of the proposed process plant. Both

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the process plant and the primary TMA location are assumed in an area between the Voisy’s Bay and Anaktalak Bay, in the Atlantic Ocean coastal area.

16.5.2	Project Design Basis

Mine Plan

The basic design criteria relevant for geotechnical designs are listed in Table 16.1.

Table 16.1 Design Criteria

Item	Value
Tailings Throughput	4,000 t/d (1.46 Mt/a)
Average Final Tailings Density	1.6 t/m3
Volume of tailings	2,463 m3/d (898,813 m3/a)
Required Storage	22.5 Mm3
16.5.3	Additional Design Criteria and Assumptions

Additional design criteria and assumptions are as follows:
•	The tailings solids are expected to be innocuous and long term control of acid generation will require the maintenance of a water cover over the tailings during operations and the provision for an engineering cover at close to control oxygen and water infiltration.

•	At the time of writing, the effluent from the tailings impoundment is not considered to be a potential environmental concern. However, further tailings wastewater testing should be scheduled for the pre-feasibility study (PFS) stage as a part of the environmental permitting study in order to specifically identify any parameters of concern and treatment requirements.

•	A ring dam is considered for tailings storage for the purpose of PEA.

•	The proposed tailings embankment design should maximize the use of locally available non-acid generating (NAG) mineral soil.

•	In general, locally available mineral soils are suspected to potentially be acid generating (PAG). Future borrow search must focus on both on physical durability and chemical characteristics of borrow materials. Chemically acceptable (NAG) construction borrow materials may need to be brought from remote locations.

•	Impoundment seepage (including seepage of innocuous tailings pore water through PAG embankment materials) should govern geotechnical designs.

•	Decanted water from the tailings impoundment is assumed to be reused at the process plant.

•	Tailings impoundment closure measures should limit the infiltration of precipitation and all surplus runoff should be diverted into the natural

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environment through discharge structures by minimizing flow over/though PAG embankment materials.

•	In case the PAG construction materials are used for the tailings containment structures all seepage must be pumped back into the tailings pond. Upon closure, all earthen structures will require a NAG soil cover over PAG embankment fill materials.

•	Geotechnical designs presented herein are highly conceptual and consider use of local mineral soil for the earth embankments. Detailed engineering design criteria including geotechnical slope stability, seepage and contaminant transport and hydrotechnical aspects will be developed for the pre-feasibility study (PFS).
Site Characterization
•	The tailings site location is assumed to be in the coastal area between the Voisey’s Bay and Anaktalak Bay.

•	Site zones in the Vosey’s Bay area are underlain mostly by granular materials of predominantly sand size, which overlie deposits of silt and clay. There are extensive shallows at the mouth of Ikadlivik Brook (M.J. Rickets 2006).

•	Site areas extending to Anaktalak Bay are underlain by deposits of coarse granular materials, although smaller deposits of sand silt and clay were identified. There are also minor shallow areas along the Anaktalak Bay shoreline (M.J. Rickets 2006).

•	The Strange Lake TMF site is not situated in a seismically active area and the proposed and the likelihood of seismic hazard is remote.

•	The proposed TMF site is located in northern Labrador and, according to Canada Environmental Agency (http://www.ceaa.gc.ca/default.asp?lang=En&n=332BCF7D-1 &offset=15&toc=show#s5 6 3) this area is characterized as a transition zone between arctic and subarctic climates. January and February are the coldest months, with mean daily temperatures of -20°C to -23°C. July and August are the warmest months, with mean daily temperatures in the range of +8°C to +14°C. Extreme temperatures range between -40°C and +32°C. Marine influences modify temperatures on the coast, which are not as extreme as those found on the inland plateau. Snow and ice can persist well into spring and summer. North-facing slopes can hold snow through much of the year and intermittent permafrost is a common feature where soil depths and thermal conditions are suitable. Permafrost was also mentioned in (M.J., Rickets 2006).

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16.5.4	Conceptual Geotechnical Design of Tailings Dam(s)

Local topographic conditions in the proposed TMA area lend themselves to containing the conventional wet tailings by earthen dams. Details of local topography, will determine if a ring dam or series of dams (e.g., a replica of existing Voisey’s Bay tailings dams) will be required for TMF. A ring dam capable of containing 39.5 Mt (22.5 Mm3) of tailings is considered in the subject PEA.

The dam design section assumes the use of local potentially acid generating granular materials (PAG) materials and also a competent granular foundation. This assumption is conservative and is addressed by incorporation of an upstream clay lining in the order 1 m to impede seepage of tailings pore water through PAG dam fill materials.

On a preliminary basis, capital cost expenditure in the order of $20 M is estimated for the construction of the ultimate ring dam. The cost of the starter embankment construction is estimated to be in the order of $5 M, which is approximately 25% of the cost for the construction of the ultimate embankment. These estimates are drawn from tailings embankment construction case histories involving similar fill material quantities and are based on 2010 dollars.

Stability

During the PFS design stage the dam stability will be checked for static conditions during construction and for both static and post-earthquake conditions during operation and after closure

Seepage

The assumed innocuous character of the tailings effluent may pick some contaminant loading if allowed to pass through PAG granular dam fill zone(s). In this case a perimeter seepage/runoff collection system will be designed with a pump back system returning the collected effluent to the tailings impoundment. This may gradually increase loadings in the otherwise innocuous tailings pond water.

The seepage control measures will be affected through implementation of low permeability barriers on the upstream side of the dam and with a key trench extending to underlying silt/clay. Consequently, the reduced seepage volume from tailings effluent and water from precipitation/snow melt within the TMF dam footprint will be contained and its migration from the TMA battery limits minimized. Furthermore, based on the mill water demand, the seepage will be also be reduced through continuous removal of the tailings decant water that will be reused in the mill.

16.5.5	Water Management/Treatment

The water inflow will comprise tailings decant water and precipitation and snow melt within the TMF footprint. At this point it is not known if the site is going to have a

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negative or positive water balance. This is going to be dependent on the mill water demand.

On a preliminary basis, the tailings decant pond is sized for about five days of retention time. The pond will be formed central in the TMA through tailings deposition by peripheral discharge by spigots. Decant water will be reused in the mill by pumping from a barge.

16.5.6	Closure

On closure the phreatic surface in the impoundment would gradually decrease and subsequently receive an impervious soil cover configured to divert surface runoff into discharge structures and further into the natural environment. Discharge structures should be composed of NAG materials in order to prevent liberation of metallic contaminants from tailings effluent seeping through PAG dam fill materials. Eventually dam fill materials will be capped with low permeability soil covers to prevent infiltration of precipitation into the dam fills and related liberation of metallic contaminants. This measure, in conjunction with the full containment within the proposed TMA will yield a long-term net environmental benefit in relation to the overall site reclamation and closure considerations.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Introduction

The following is a NI 43-101 Compliant Resource Estimate for the B Zone REE deposit at the Strange Lake Project. At present, only one domain has been interpreted for the B Zone.

A cut-off grade of 0.85% was chosen for the Strange Lake B Zone deposit resource estimate. Wardrop considers this cut-off grade to be reasonable in the absence of metallurgical data and economic parameters, such as operating costs.

17.1.1	Database

Quest has supplied all of the digital data for the resource estimate. This data was compiled from the assay analysis, which came directly to Quest from ActLabs in Adobe Acrobat and Microsoft Excel formats, and was imported into Gemcom GEMS 6.2.3 Resource Evaluation Edition.

The drill hole dataset included the header files and 16 other tables (including tables for the survey files, assay files and lithology files). All tables from Quest have been imported into GEMS. The dataset included 19 drill holes with 1,459 assay values, and 57 survey readings. The 1,459 assayed samples have been reduced to 1,361 by averaging of the duplicate sample assays to avoid bias in choosing one value over the other. All drill holes were used in the interpretation of the B Zone. A manual check on the database was made to remove any obvious errors prior to statistical treatments, such as negative values and overlapping sample intervals. No errors were found in the database.

17.1.2	Specific Gravity

Quest conducted specific gravity readings on 80 samples from the B Zone. The 80 readings in the B Zone database are split between 20 pegmatite samples and 60 granite samples. Quest collected the specific gravity data using the immersion method at the Vale Sudbury offices and performed according to the Vale protocol (Appendix B).

The values range from 2.54 grams per cubic centimetre (g/cc) to 3.04 g/cc and the average reading is 2.72 g/cc. The summary statistics are listed in Table 17.1.

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Table 17.1 Summary Statistics for Specific Gravity Data (g/cc)

Count	Mean	Minimum	Maximum	Standard Deviation
80	2.72	2.54	3.04	0.07
The relatively long distances between readings and drill holes do not allow interpolating the specific gravity across the block model. Therefore, all blocks in the B Zone were set to a density of 2.72 g/cc. Additional specific gravity readings would allow the interpolation of grades within the block model.

17.2	Exploratory Data Analysis

Exploratory data analysis is the application of various statistical tools to explain the characteristics of the data set. In this case the objective is to understand the population distribution of the grade elements through the use of such tools as histograms, descriptive statistics and probability plots.

17.2.1	Raw Assays

Raw assay statistics are shown in Table 17.2. Only those values greater than zero are used in the statistical analysis, however, the current database contains no fields with zero values. It should be noted that TREO% includes Y2O3%

Table 17.2 Raw Assay Statistics (No Zeroes)

	Length	TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
Count	1,361	1,361	1,361	1,361	1,361	1,361	1,361
Minimum	0.14	0.353	0.106	0.022	0.003	0.005	0.008
Maximum	3.50	11.087	7.686	2.040	0.191	10.900	2.069
Mean	1.50	1.035	2.029	0.222	0.055	0.786	0.088
Standard Deviation	0.55	0.671	0.847	0.171	0.022	0.951	0.118
Variance	0.30	0.451	0.717	0.029	0.000	0.905	0.014
Coefficient of Variance	0.37	0.649	0.417	0.771	0.393	1.211	1.344
A summary of descriptive statistics for all REOs may be found in Appendix C.

17.2.2	Conditional Means

A series of conditional mean plots were created to observe any direct correlations of other elements compared to TREOs. Thirteen conditional mean plots were derived from the raw data to compare TREO to: Al2O3, SiO2, CaO, F, Fe2O3, Hf, K2O, Na2O, Nb2O5, P2O5, TiO2, Y, and Zr.

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Figures 17.1, 17.2 and 17.3 present three conditional mean plots. The first (Figure 17.1) is TREO% versus Y2O3% which shows a direct relationship.

Figure 17.1 Example of Conditional Mean Plots — TREO% vs. Y2O3%

The second plot (Figure 17.2) is TREO% versus TiO2% which shows a relationship with low grade TREO values. The third plot (Figure 17.3) is TREO% versus K2O% which shows little or slightly negative relationship with TREO%. Complete results can be found in Appendix D.

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Figure 17.2 Example of Conditional Mean Plots — TREO% vs. TiO2%

Figure 17.3 Example of Conditional Mean Plots — TREO% vs. K2O%

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17.2.3	Capping
Cumulative probability plots were used to assess the need for capping. Typically, a step in the profile or a separation of the data points is present if there are different populations in the dataset. High value outliers will show up in the last few percent of a cumulative probability plot (in the 97% to 100% range) and the break in the population is used to set a capping level.

Capping was applied to the raw data of the five associated oxides and the 15 REOs. With regard to the number of affected assay values of the 15 REOs, a total of 23 samples were affected by the applied capping levels. Table 17.3 shows the comparison of statistics between uncapped and capped TREO%.

Table 17.3 Comparison of Capped and Uncapped TREO%

	TREO (%)	TREO (%)
	Uncapped	Capped
Count	1,361	1,361
Minimum	0.353	0.353
Maximum	11.087	4.710
Mean	1.035	1.018
Standard Deviation	0.671	0.545
Variance	0.451	0.297
Coefficient of Variation	0.649	0.535
A summary of descriptive statistics for all capped REOs may be found in Appendix E.

Table 17.4 presents the oxides and elements with the applied capping level and number of affected assay values.

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Table 17.4 Summary of Capping Levels

		Number of Assay
Oxide or Element	Capped Value	Values Capped
ZrO2%	5.5	9
Nb2O5%	1.4	11
HfO2%	0.14	8
F%	8.0	4
BeO%	1.0	6
La2O3%	0.5	8
Ce2O3%	1.0	9
Pr2O3%	0.12	10
Nd2O3%	0.4	11
Sm2O3%	0.1	12
Eu2O3%	0.008	7
Gd2O3%	0.15	7
Tb2O3%	0.045	7
Dy2O3%	0.35	6
Ho2O3%	0.065	9
Er2O3%	0.21	7
Tm2O3%	0.03	8
Yb2O3%	0.16	9
Lu2O3%	0.018	11
Y2O3%	2.0	7
An example of the histogram and cumulative frequency plots for the raw uncapped Y2O3% data at Strange Lake are given in Figure 17.4. Histogram and cumulative frequency plots for the five associated oxides and elements, and the 15 REOs are presented in Appendix F.

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Figure 17.4 Example of Histogram and Cumulative Probability Plot for Y2O3%

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17.2.4	Composites
Wardrop created the table “SOLID_COMP” and the point areas “all2mComps” and “solidint2mComps” for composited intervals and composited point data respectively.

Table 17.5 shows the statistics for the raw assay sample lengths for the Strange Lake B Zone dataset where no zero length samples are included in the statistics.

Table 17.5 Statistics on the Raw Assay Sample Lengths

	Count	Minimum	Maximum	Average	Standard Deviation
Length (m)	1,361	0.14	3.5	1.50	0.55
A total of 1,030 composite samples were created and a total of 953 composite samples were used for the block modeling, that is, those composites that lay within the geological solid wireframe. A statistical summary of the TREO% 2 m composites is given in Table 17.6.

Table 17.6 Statistical Summary and Comparison of the TREO% 2 m Composites

	TREO% 2 m Composites	TREO% 2 m Composites
All Composites	Uncapped	Capped
Count	1,030	1,030
Minimum	0.491	0.491
Maximum	4.656	3.846
Mean	0.959	0.952
Standard Deviation	0.379	0.342
Variance	0.144	0.117
Coefficient of Variance	0.395	0.359

Composites within	TREO% 2 m Composites	TREO% 2 m Composites
Geological Solid*	Uncapped	Capped

Count	953	953
Minimum	0.524	0.524
Maximum	4.656	3.846
Mean	0.978	0.965
Standard Deviation	0.391	0.351
Variance	0.153	0.123
Coefficient of Variance	0.401	0.364

*	See Section 17.3
Any assay values listed as below detection limit were set to half the detection limit and was done prior to compositing.

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17.3	Geological Interpretation

The B Zone deposit was interpreted using lithology and assay data from all 19 drill holes. Since the assay sample support is relatively spread out spatially, and that two main lithologies are evenly distributed in the deposit area, only one zone was interpreted (or domained) for the B Zone deposit. Two, three-dimensional (3D) rings were created above and below the drill collars and drill toes and given a 100 m area of influence around the outer drill holes (Figure 17.5). The 100 m area of influence is indicative of half the distance between drill fences. A solid wireframe was then created between these two 3D rings (Figure 17.6).

Figure 17.5 3D Rings Above and Below Drill Holes (Looking North)*

*	Perspective View, No Scale

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Figure 17.6 Original Solid Wireframe Between 3D Rings*

*	(Looking North); Perspective View, No Scale
A surface was created at the first instance of 0.9 TREO% and a second lower surface at the last instance of 0.9 TREO% (Figure 17.7). These limits were used after discussion with Quest as to a reasonable cut-off grade for a REE deposit of this type.

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Figure 17.7 Creation of Upper and Lower Surfaces Bounding 0.9 TREO% Limit*

*	(Looking North); Perspective View, No Scale. The original solid wireframe was clipped to the upper surface and a second clipped to the lower surface (Figure 17.8).
The resulting final solid wireframe was tagged in GEMS as NAME1;NAME2;NAME3 = 09bound;clip2;final. The final solid wireframe was validated in GEMS and found that no errors were present. The final solid wireframe was then assigned a rock code of 400 and a geological code of TREO (see Table 17.7).

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Figure 17.8 Creation of Final Solid Wireframe Clipped to Bounding Surfaces*

*	(Looking North); Perspective View, No Scale
Table 17.7 Rock and Geological Codes

Rock Code	Geological Code	Zone
0	AIR
400	TREO	B Zone Deposit
999	WASTE

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Figure 17.9 is a perspective view of the final solid wireframe used for the resource estimate looking towards the north.

Figure 17.9 Strange Lake B Zone Solid Wireframe and Drill Holes*

*	(Looking North); Perspective View, No Scale
17.4	Block Model
A single block model was created to cover the known B Zone REE deposit. Figure 17.10 shows the screen capture from the GEMS project of the B Zone block model origins. Table 17.8 shows the bounding GEMS coordinates for the block model.

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Figure 17.10 Block Model Origin for the Strange Lake B Zone Block Model

Table 17.8 Block Coordinates for the Strange Lake B Zone Block Model

B Zone	Minimum	Maximum
Easting	426500	429500
Northing	6241500	6244500
Elevation	200	540
A block size of 40 m x 40 m x 10 m was used to estimate the resource. These interpolation parameters were chosen to allow at least two to four blocks to be interpolated between drill holes as the drill holes were drilled mainly on 100 m x 200 m spacings. Given the wide spacing between drill holes, this block size allows a reasonable degree of confidence in the interpolation of the resource.

The block model folders created in GEMS for the Strange Lake B Zone Project are shown in Figure 17.11 below.

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Figure 17.11 Block Model Folders for the Strange Lake B Zone Project

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17.4.1	Interpolation Plan and Spatial Analysis

The interpolation methods used for populating the block model were Nearest Neighbour (NN) and Ordinary Kriging (OK). For the OK interpolation two passes were used; Pass 1 and Pass 2. For the NN interpolation only one pass, Pass 2, was used.

For the two passes for the OK interpolation, Pass 1 and Pass 2, a minimum of 10 composite samples and a maximum of 15 composite samples used to interpolate a block for TREO%, ZrO2%, Nb2O5%, HfO2%, F% and BeO% and the individual REOs. This allows the blocks to be interpolated by using composite assay values from at least two drill holes to estimate a block. A summary of this description is presented in Table 17.9 below.

Table 17.9 Description of Interpolation Passes

	Search Ellipse Parameters	Number of Composite Samples Used
Pass 1	120 m x 220 m x 20 m	Minimum 10; Maximum 15
Pass 2	240 m x 440 m x 40 m	Minimum 10; Maximum 15
A detailed list of parameters for the search ellipses for this resource estimate is shown in Table 17.10. Figure 17.12 illustrates the orientation of the Pass 1 and Pass 2 Search Ellipses used in the interpolation of the B Zone deposit.

Table 17.10 Search Ellipse Parameters

Profile	Search	Rotation	Rotation	Rotation	X	Y	Z	Search
Name	Anisotropy	About Z	About Y	About Z	Range	Range	Range	Type
PASS1	Rotation ZYZ	-60°	-10°	0°	120 m	220 m	20 m	Ellipsoidal
PASS2	Rotation ZYZ	-60°	-10°	0°	240 m	440 m	40 m	Ellipsoidal
Figure 17.12 Pass 1 and Pass 2 Search Ellipses

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17.4.2	Variography

Samples used for variography are a function of geological interpretation. As there is only one solid or geological wireframe for the B Zone, only samples within the solid wireframe are used, that is, only 953 composite samples are used out of the total of 1,030. The variography was generated using SAGE 2001TM software.

Composited drill hole data was exported as a text file (.csv format) and imported directly into SAGE 2001TM. Down hole variograms, using a lag distance equal to the composite length, were created for each of the separate domains. From the down-hole variograms, the nugget was estimated at 0.2.

The distance between drill holes ranges between approximately 70 m up to 250 m and, therefore, a 50 m lag distance was employed for variography. Lag distances of 100 m were employed for comparison; however, they appeared to generate inferior variograms. The number of lags used was 25, which was deemed sufficient to cover 1,250 m, that is, the length of the known deposit. All variograms utilized 22.5° bandwidths, 15° directional increments and 0.5 (50%) tolerance to optimize orientations.

The drillhole fences are up to 200 m apart. Available sample pairs for variography only begin from an average distance of approximately 70 m. Thus the variography indicates that a drill hole spacing (or sample separation) of 60 m to 80 m may sufficiently increase the level of confidence in grade continuity.

Experimental variography was subsequently used to calculate best-fit modeled variography. If a lag contained less than 100 sample pairs in down-hole variography, or less than 350 pairs for spatial variography, they were ignored. Similarly, calculations were weighted by pairs. Two spherical structures were used for both down hole and spatial modelling and orientations used were customized to GEMS requirements.

Modeled variography results were recorded as a report file, and plot files for visual reference and are listed in Appendix G.

17.4.3	Variography Parameters

In GEMS, the convention used for variography parameters for Kriging profiles is right hand in the Z direction, right hand in the Y direction and right hand rotation in the Z direction. SAGE 2001TM software allows for the anisotropy results and rotation conventions to be output in GEMS format as described. Table 17.11 summarizes the variography parameters used for OK interpolation.

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Table 17.11 Variography Parameters

			Rotation	Rotation	Rotation
Profile	Sill	Search	About	About	About	X	Y	Z	Search
Name	=1	Anisotropy	Z	Y	Z	Range	Range	Range	Type
C0 (nugget)	0.200	-	-	-	-	-	-	-	—
C1	0.679	Rotation ZYZ	7	1	15	56.1	32.4	7.0	Spherical
C2	0.121	Rotation ZYZ	-67	83	-7	56.2	584.1	200.2	Spherical
Figures 17.13 and 17.14 show the resulting OK interpolation illustrating the general trend of the mineralization in a northeast/southwest direction, with a shallow dip to the northwest.
Figure 17.13 Block Model Plan Section (340 m elevation) Looking North*

*	Illustrating northeast trend of the mineralization; perspective view, no scale; Block Size = 40 m x 40 m x 10 m

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Figure 17.14 Block Model Cross Section Looking East*

*	Illustrating the shallow dipping trend to the northwest; perspective view, no scale; Block Size = 40 m x 40 m x 10 m
17.4.4	Mineral Resource Classification
The mineral resource for the Strange Lake B Zone deposit is classified as an Inferred Resource based on the absence of metallurgical data and economic parameters, and on the number of drill holes and wide distance between drill holes. No recoveries have been applied to the interpolated estimates as the metallurgical test work is pending. Historical test work was conducted in the mid-1980’s but is not considered valid due to technological advances in the recoveries of REOs since that time.

The mineral resource estimate for the Strange Lake B Zone deposit, at 0.85 TREO% cut-off grade is: 0.999 TREO%, 1.973 Zr02%, 0.208 Nb2O3%, 0.053 HfO2 and 0.082 BeO%

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Table 17.12 and Table 17.13 summarize the Inferred Resource estimates for the Strange Lake B Zone deposit at various cut-off grades above and below the 0.85 TREO% cut-off grade. Table 17.12 presents TREO% and its five associated oxides and elements. Table 17.13 presents the individual REOs, which make up the TREO, at various TREO% cut-off grades.

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Table 17.12 Inferred Resource Estimate for the Strange Lake B Zone Deposit

			Proportion
TREO% Cutoff	Tonnes		of HREO**	ZrO2	Nb2O5	HfO2	F	BeO
(%)	(x000 t)	TREO(%)*	(TREO%)	(%)	(%)	(%)	(%)	(%)
1.20	11,809	1.354	51	2.097	0.291	0.055	0.908	0.129
1.10	21,757	1.260	50	2.101	0.272	0.056	0.861	0.119
1.00	40,388	1.161	47	2.069	0.248	0.056	0.842	0.108
0.95	54,560	1.112	46	2.051	0.236	0.055	0.818	0.100
0.90	82,541	1.048	44	2.008	0.220	0.054	0.773	0.090
0.85	114,823	0.999	43	1.973	0.208	0.053	0.729	0.082
0.80	133,654	0.975	43	1.957	0.203	0.053	0.705	0.078
0.70	137,639	0.970	43	1.955	0.202	0.053	0.697	0.077

*	See Table 17.13

**	Includes Y2O3
Table 17.13 Inferred Resource Estimate for the Strange Lake B Zone Deposit*

TREO
Cutoff	Tonnes	La2O	Ce2O	Pr2O	Nd2O	Sm2O	Eu2O	Gd2O	Tb2O	Dy2O	Ho2O	Er2O	Tm2O	Yb2O	Lu2O	Y2O3
(%)	(x000 t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
1.20	11,809	0.148	0.316	0.036	0.124	0.033	0.002	0.038	0.009	0.066	0.015	0.046	0.008	0.046	0.006	0.461
1.10	21,757	0.143	0.305	0.034	0.120	0.032	0.002	0.035	0.009	0.059	0.013	0.041	0.007	0.041	0.005	0.413
1.00	40,388	0.139	0.296	0.033	0.116	0.030	0.002	0.032	0.008	0.052	0.012	0.035	0.006	0.037	0.005	0.360
0.95	54,560	0.137	0.291	0.032	0.114	0.028	0.002	0.030	0.007	0.048	0.011	0.033	0.006	0.034	0.004	0.334
0.90	82,541	0.134	0.282	0.031	0.110	0.027	0.002	0.028	0.006	0.044	0.010	0.030	0.005	0.031	0.004	0.302
0.85	114,823	0.132	0.274	0.030	0.107	0.026	0.002	0.027	0.006	0.041	0.009	0.028	0.005	0.029	0.004	0.281
0.80	133,654	0.130	0.269	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.271
0.70	137,639	0.129	0.268	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.269

*	Individual Oxides of the TREO

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

17.5	Validation
17.5.1	Model Volume Validation
The block model volumes were validated against the solid wireframe volumes and all differences were found to be within a tolerance of less than 0.10%. The result of the comparison is shown in Table 17.14.
Table 17.14 Volume Comparison between Wireframe Solid Models and Block Models

Wireframe Volume	Block Model Volume	Difference
(m3)	(m3)	(%)
52,273,134	52,234,101	0.07
17.5.2	Interpolation Validation
A comparison was made between the interpolation methods used to populate the block model. Although the final resource estimate is based on the OK interpolation method, a NN interpolation method was done as a validation check. The comparison between these two values is shown in Table 17.15.
Table 17.15 Comparison of NN and OK Values (at 0.85 TREO% Cut-off)

Interpolation	TREO	ZrO2	Nb2O5	HfO2	F	BeO
Method	(%)	(%)	(%)	(%)	(%)	(%)
NN	1.084	1.990	0.215	0.054	0.741	0.090
OK	0.999	1.973	0.208	0.053	0.729	0.082
Figure 17.15 below compares the grades and tonnages between the OK and NN methods of interpolation.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 17.15 Grade – Tonnage Curves*

*	Comparing OK and NN Interpolation methods and results for TREO%.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Additionally, the block model was checked visually to determine that the blocks were interpolated in accordance to the orientation of the search ellipse. Figures 17.16, 17.17 and 17.18 illustrate the NN interpolated blocks and the search ellipse around drill hole BZ09001.
Figure 17.16 B Zone Block Model in Plan View at the 430 m Elevation*

*	Illustrating the NN interpolated blocks from the TREO% 2 m composite samples and the orientation of the search ellipse; Block Size = 40 m x 40 m x 10 m.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 17.17 B Zone Block Model in Cross Section through Drill Hole BZ09001*

*	Looking Northeast; illustrating the NN interpolated blocks from the TREO% 2 m composite samples in the orientation of the search ellipse; Block Size = 40 m x 40 m x 10 m

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 17.18 B Zone Block Model in Cross Section through Drill Hole BZ09001*

*	Looking Northeast; blown up from Figure 17.17; illustrating NN interpolated blocks from the TREO% 2 m composite samples, in the orientation of the search ellipse; Block Size = 40 m x 40 m x 10 m.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

18.0 OTHER DATA AND INFORMATION
This section is not applicable.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

19.0	MINING OPERATIONS
19.1	Overview

The open pit was designed using a two-stage approach. The first stage identified an optimum pit shell using the Lerchs-Grossman pit optimization method. In the second stage, phase mining and production schedules were developed, equipment selections were performed and the capital and operating costs were estimated.

For this project, Wardrop determined that the mining operation will use a conventional (Truck and Shovel) open pit mining method, the mine will provide mill feed of ore at a rate of 4,000 TPD starting from the middle of the second year of the mine life.

The overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III). The mine development for the ore and the waste will progress using 12 m high benches.

The selected base case pit contains 87.5 Mt of mineable resource (ore) with an average grade 0.96% TREO. The overall stripping ratio is 0.23 t/t (waste/ore). Although whole mine life is about 62 years, Wardrop conducted production schedule only for the first 25 years of the mine life, because rare earth market may be difficult to be accurately predicted for the long term.

It is proposed that the operation will be carried out with an equipment fleet comprising a single 193 mm (diameter) rotary blast hole drill rig for mineable resource (ore) and waste, a 6.5 m3 (bucket capacity) hydraulic face shovel with a fleet of 55-tonne haul trucks. These will be supplemented with support equipment of grader, dozers, and backhoe excavator, etc.

19.2	Overall Pit Slope Angle

Since the required geotechnical data is not available for determining pit slope angle, Wardrop utilized an overall pit slope angle of 45°, based on the core images and RQD values of exploration boreholes. See Appendix A, B, and C for details.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

19.3	Pit Optimization

19.3.1	Pit Optimization Procedures
Pit optimization is performed to determine the optimum pit shell and evaluate mineable resource (ore) at a highest present value (PV). Wardrop used 3D Lerchs-Grossman (LG) algorithm of Gemcom WhittleTM4.3 commercial software to perform the pit optimization for this project.

A 3D geological block model and other required economical and operational variables were used as input parameters of the LG algorithm. These variables included overall pit slope angle, mining cost, milling cost, metal prices, and other parameters.

The LG algorithm progressively identifies economic blocks, when ore mining and waste stripping is taken into account for specified pit slope angle. The resulting pit outline identifies all the blocks that may be economically mined.

Wardrop conducted the following design steps to complete pit optimization:
•	review available geotechnical data (drill hole core images and RQD values)

•	conduct initial pit optimization with and without the Airstrip constraint

•	perform preliminary production schedule based on best, worse and specified cases

•	apply operation parameters to the production schedule

•	select an optimized (base case) pit shell that represents highest PV of the specified case.
19.3.2	Pit Optimization Parameters
For the initial optimization, the required parameters were selected by Wardrop to evaluate the most economic open pit profile. Although these parameters are not necessarily final, a reasonable degree of accuracy is required, since the analysis is an iterative process. The economic and operating parameters used in the initial optimization are given in Table 19.1.

The breakeven mill cut-off grade for the open pit optimization was calculated at 0.16% TREO (Total Rare Earth Oxides) grade based on economic and operating parameters used in the initial optimization.

The distribution of ore is represented in Figure 19.1. This shows that although the breakeven cut off is calculated at 0.16% TREO, effectively the cut-off is equivalent to 0.7% TREO as negligible amount of ore exists below 0.7%.

Quest Rare Minerals Ltd.	19-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.1 – Strange Lake Ore Distribution

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 19.1 Economic Parameters of Pit Optimization

Items	Unit	Value	Notes
Exchange rate	US$ : Cdn$	1 : 1.077	A three-year trailing average exchange rate to July, 2010
Mining cost (Ore and Waste)	Cdn$/t	4.00	Cold weather
Milling cost (Ore)	Cdn$/t	18.00
G&A cost (Ore)	Cdn$/t	5.00	Remote operating environment
Hauling cost (Ore)	Cdn$/t	21.00	From the mine site to Voisey’s bay
Selling cost (Concentrate)	Cdn$/t	30.00	From Voisey’s bay to Asian market
Mill throughput	TPD	4,000.00	The capacity is constrainted by the rare earth market
Milling cut-off grade (TREO)%		0.16	Total Rare Earth Oxides (TREO)
Ore recovery factor	%	95.00
Waste rock dilution factor	%	5.00
Overall pit slope angle	degree	45.00	RQD > 90%, but breaken
Metal recovery
La2O3%		80.00
Ce2O3%		80.00
Pr2O3%		80.00
Nd2O3%		80.00
Sm2O3%		80.00
Eu2O3%		80.00
Gd2O3%		80.00
Tb2O3%		80.00
Dy2O3%		80.00
Ho2O3%		80.00
Er2O3%		80.00
Tm2O3%		80.00
Yb2O3%		80.00
Lu2O3%		80.00
Y2O3%		80.00
TREO	%	80.00	Calculated by weight average from the above elements
Metal Prices
La2O3	Cdn$/kg	10.68
Ce2O3	Cdn$/kg	9.41
Pr2O3	Cdn$/kg	33.83
Nd2O3	Cdn$/kg	35.10
Sm2O3	Cdn$/kg	20.73
Eu2O3	Cdn$/kg	501.04
Gd2O3	Cdn$/kg	11.08
Tb2O3	Cdn$/kg	687.64
Dy2O3	Cdn$/kg	178.85
Ho2O3	Cdn$/kg	27.46
Er2O3	Cdn$/kg	25.15
Tm2O3	Cdn$/kg	96.93
Yb2O3	Cdn$/kg	26.93
Lu2O3	Cdn$/kg	538.50
Y2O3	Cdn$/kg	38.24
TREO	Cdn$/kg	36.63	Calculated by weight average from the above elements
Note: For the Strange Lake B Zone Deposit
(1) Prices for most of minerials used three-year trailing average FOB price to July, 2010;
(2) Gd2O3, Ho2O3, Tm2O3, Yb2O3 and Lu2O3 used the three-year trailing average FOB Price to May, 2007, as prices for these minerals were not available.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

19.3.3	Pit Optimization Results
A series of nested pit shells were generated by varying the revenue factor. Figure 19.1 demonstrates the relationship between mineable resource and the present value for each of the nested pit shells. Table 19.2shows the present values for each pit shell, which of the specified case represents the most practical operation scenario.

The following features are identified:
•	Pit #18 generates the highest present value at Cdn$3.9 billion with the specified case. The average TREO grade is predicted to be 0.96%. Mineable resource is 87.5 Mt.

•	For pits larger than Pit #18, although mineable resource is progressively increased, present value is gradually decreased, because ore grade is gradually decreased, and stripping ratio is gradually increased.

•	Pit #56 generates a larger pit using 100% of net smelter return (NSR). Although mineable resource is much higher, it generates the lower present value at the specified case, so that it is not considered to be optimal.

•	Pit #18 is an optimized pit shell or bas case pit shell.
Relationship between the B Zone Deposit and the Base Case Pit shell is shown in Appendix D. Underneath the temporary Airstrip, mineable resource was estimated to be about 7.7 Mt with an average grade 0.92% TREO.

It is noted that the temporary Airstrip (see Figure 19.2) between Brisson Lake and the base case pit is not relocated in the initial mining stage for the following purposes:
•	To minimize water inflow into the pit from the Lake;

•	To reduced capital cost for building a proposed airstrip.
19.3.4	Mineable Resource
The base case pit (#18) contains 87.5 Mt of mineable resource (ore) with an average grade 0.96% TREO, which waste rock dilution of 5% and ore recovery of 95% were assumed. As presented in the Table 19.1and Table 19.2.

“Preliminary assessment, commonly referred to as a scoping study, is defined in the Instrument. A preliminary assessment may be based on measured, indicated, or inferred mineral resources, or a combination of any of these” (Source: National Instrument 43-101).

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Standards of Disclosure for Mineral Projects

Since the mineable resource is unclassified, inferred geological resource is included in the schedule and financial model in this study.
Table 19.2 Optimization Results of Nested Pits

Nested		Present Values (PV), $Cdn			Rock	Ore	Strip	TERO
Pit	Revenue	Best	Specified	Worst	Tonnes	Tonnes	Ratio	Grade
No.	Factor	x1000	x1000	x1000	x1000	x1000	t/t	%
1	0.110	6,169	6,169	6,169	11	15	0.73	1.61
2	0.115	8,269	8,269	8,269	17	20	0.85	1.61
3	0.120	24,460	24,460	24,460	60	61	0.98	1.55
4	0.125	83,507	83,507	83,507	201	228	0.88	1.47
5	0.130	322,245	322,075	322,075	550	1,108	0.50	1.48
6	0.135	649,236	650,763	650,763	1,067	2,419	0.44	1.41
7	0.140	992,562	989,787	989,787	1,615	3,981	0.41	1.36
8	0.145	1,228,245	1,215,997	1,215,997	2,057	5,143	0.40	1.31
9	0.150	1,650,431	1,623,711	1,623,711	2,681	7,560	0.35	1.25
10	0.155	2,044,081	2,007,182	2,007,182	3,408	10,215	0.33	1.20
11	0.160	2,294,705	2,238,501	2,238,501	4,135	12,160	0.34	1.18
12	0.165	2,664,340	2,572,792	2,572,792	4,869	15,676	0.31	1.14
13	0.170	3,577,187	3,480,335	3,387,717	7,237	31,048	0.23	1.10
14	0.175	3,835,690	3,697,862	3,591,061	8,859	39,483	0.22	1.07
15	0.180	4,027,500	3,825,268	3,705,725	11,735	50,293	0.23	1.03
16	0.185	4,109,863	3,847,422	3,714,895	14,019	58,277	0.24	1.01
17	0.190	4,187,847	3,907,448	3,637,166	16,557	72,704	0.23	0.98
18	0.195	4,222,258	3,914,399	3,463,988	20,206	87,545	0.23	0.96
19	0.200	4,234,557	3,875,299	3,235,183	24,412	99,463	0.25	0.95
20	0.205	4,238,390	3,824,118	3,060,287	27,491	106,254	0.26	0.94
21	0.210	4,240,541	3,818,868	2,880,238	31,229	112,098	0.28	0.93
22	0.215	4,241,503	3,808,264	2,681,244	35,161	115,828	0.30	0.93
23	0.220	4,241,997	3,799,273	2,517,130	38,663	118,324	0.33	0.93
24	0.225	4,242,274	3,791,502	2,390,077	42,020	120,019	0.35	0.93
25	0.230	4,242,467	3,783,396	2,270,078	45,127	121,498	0.37	0.93
26	0.231	4,242,524	3,780,852	2,231,094	46,260	121,986	0.38	0.93
27	0.232	4,242,533	3,780,675	2,228,214	46,430	122,060	0.38	0.93
28	0.233	4,242,549	3,778,148	2,208,686	46,869	122,208	0.38	0.93
29	0.234	4,242,582	3,776,155	2,185,238	47,504	122,503	0.39	0.93
30	0.235	4,242,607	3,774,556	2,162,504	48,162	122,743	0.39	0.93
31	0.240	4,242,673	3,768,326	2,095,862	50,065	123,397	0.41	0.92
32	0.245	4,242,723	3,764,763	2,056,682	52,058	123,952	0.42	0.92
33	0.250	4,242,782	3,754,628	1,973,106	54,654	124,720	0.44	0.92
34	0.255	4,242,804	3,750,865	1,944,915	55,696	125,020	0.45	0.92
35	0.260	4,242,831	3,746,158	1,905,755	57,230	125,440	0.46	0.92
36	0.265	4,242,858	3,740,698	1,865,860	59,234	125,880	0.47	0.92
37	0.270	4,242,874	3,735,394	1,830,336	60,653	126,156	0.48	0.92
38	0.275	4,242,884	3,733,404	1,816,454	61,611	126,344	0.49	0.92
39	0.280	4,242,891	3,731,031	1,799,706	62,394	126,485	0.49	0.92
40	0.290	4,242,914	3,721,768	1,733,128	65,229	127,004	0.51	0.92
41	0.300	4,242,922	3,718,847	1,712,642	66,472	127,198	0.52	0.92
42	0.310	4,242,933	3,712,554	1,667,830	68,534	127,497	0.54	0.92
43	0.320	4,242,938	3,707,940	1,638,949	69,602	127,631	0.55	0.92
44	0.330	4,242,943	3,705,258	1,617,296	71,051	127,814	0.56	0.92
45	0.340	4,242,947	3,704,062	1,605,167	72,056	127,930	0.56	0.92
46	0.350	4,242,950	3,699,815	1,581,416	73,078	128,025	0.57	0.92
47	0.360	4,242,953	3,697,994	1,567,173	74,117	128,130	0.58	0.92
48	0.370	4,242,955	3,695,368	1,547,906	75,500	128,234	0.59	0.92
49	0.380	4,242,957	3,692,719	1,531,659	76,360	128,312	0.60	0.92
50	0.390	4,242,958	3,690,810	1,519,030	77,213	128,384	0.60	0.92
51	0.400	4,242,959	3,689,614	1,508,464	77,829	128,435	0.61	0.92
52	0.500	4,242,966	3,672,601	1,402,062	84,530	128,872	0.66	0.92
53	0.600	4,242,967	3,665,913	1,357,074	87,676	129,014	0.68	0.92
54	0.700	4,242,968	3,659,018	1,314,195	90,490	129,118	0.70	0.92
55	0.800	4,242,968	3,656,463	1,299,035	91,774	129,155	0.71	0.92
56	1.000	4,242,968	3,649,324	1,255,963	95,113	129,229	0.74	0.92
57	1.200	4,242,968	3,648,652	1,224,553	97,478	129,272	0.75	0.92
58	1.400	4,242,968	3,648,238	1,209,192	98,887	129,292	0.76	0.92
59	1.600	4,242,968	3,648,015	1,197,339	100,337	129,311	0.78	0.92
60	1.800	4,242,968	3,647,790	1,185,131	101,330	129,320	0.78	0.92
61	2.000	4,242,968	3,647,699	1,181,256	101,720	129,324	0.79	0.92

Quest Rare Minerals Ltd.	19-6	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.1 Nested Pits and Present Values

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.2 Base Case Pit Shell with the Constraint of Temporary Airstrip
Note:
Typical pit length 1196 m from Southwest to Northeast
Typical pit width 520~680 m from Southeast to Northwest
Typical pit depth 94 m at the lake side from elevation 459 to 365 m
Typical pit depth 150 m at the opposite lake side from elevation 515 to 365 m
Elevation difference is about 80 m on the topographic surface in open pit area
Overall slope angle is 450 .
19.4	Mine Development and Produciton Schedule
The mine development used a number of push-backs, or phases, designed to meet the following objectives to:
•	enable the mining of high grade ore as early as possible

•	effectively reduce stripping ratio in the initial mining stage

•	balance the stripping ratio over the period of the mine life;

•	maintain a minimum mining width at least between two working phases.
19.4.1	Road Width
In-pit ramps are designed with an overall ramp width of 22 m with a maximum gradient of 10%. A 3 m wide and 1.75 m high safety berm and an internal 3 m wide water ditch will be provided for two lane traffic to accommodate 55-tonne Komatsu HD465 haul trucks, as shown in Figure 19.3.

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Figure 19.3 Ramp Width Design — Concept
19.4.2	Pushback Width
An approximate pushback width was determined based on:
•	a Komatsu PC1250 diesel hydraulic shovel, loading Komatsu HD465 haul truck

•	a minimum double-side loading width of an diesel hydraulic shovel at 23 m for the Komatsu HD465 haul truck

•	a 22 m haul road width

•	the proposed minimum pushback width is the sum of the minimum double-side loading width at 23 m, and the haul road width at 22 m, for a total width of 45 m.
Figure 19.4 shows the proposed pushback width to be used in the design of the phase development.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.4 Minimum Pushback Width
19.4.3	Mine Development
The three mineable phases have been identified to develop the base case pit. Each phase or pushback is designed at least a minimum mining width of about 45 m to accommodate mining equipment that will operate on a working bench.

Phase I

Phase I is the first pit that is designed from the initial economic pit shells generated by the WhittleTM4.3 optimization run. The initial economic pit shells prioritize the high grade ore mining at the top-center portion of the ore body, and at the lowest amount of waste stripping. This will maximize cash flow and speed the capital recovery during the initial years. Phase I will mine 16.7 Mt of mineable resource.

Phase II

Phase II geometry is expanded to southern and lower behind initiative pit to mine the next high grade blocks of the orebody. The final highwalls are established in the northeast side of the base case pit. Phase II will mine 36.6 Mt of mineable resource.

Phase III

Phase III would mine the remaining ore inside base case pit to achieve the final highwall. Phase III will mine 34.2 Mt of mineable resource.

Base Case Pit

Overall, the base case pit contains 87.5 Mt of mineable resource at 0.96% TREO with an average stripping ratio 0.23 t/t (waste/ore).

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.5 and Figure 19.6 present general development sequence and relationship between mining phases. To prioritize the high grade resource, all of phase I and part of phase II will be mined out in the first 25 years of the mine life. Phase III will not start to be mined until the thirty-third year of mine life, due to a limited mill throughput.
Figure 19.5 Sequence of Phase Development
Note: Bird eye view from Southwest, Phase section N=6242775, E=427835

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.6 Sequence of Phase Production
19.4.4	Production Schedule
A mill throughput of 4,000 TPD allows for an annual production of 1.46 Mt. Considering that rare earth market may be difficult to be accurately predicted for the long term, Wardrop developed the production schedule only for the first 25 years of the mine life of 62 years in this study.

Wardrop assumed that the construction of the project will commence from the summer of the first year. After pre-stripping about 0.3 Mt of waste material, the mine will start to mine ore. Ore will be put to a stockpile on site before mill start operation in the middle of the second year of mine life.

Figure 19.7 and Table 19.3 show the Milawa balanced (ore) production schedule, which is generated in the WhittleTM4.3 commercial software.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 19.7 Milawa Balanced production Schedule
Note: Generated in the WhittleTM4.3 commercial software.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 19.3 Milawa Balanced production Schedule

Schedule		Material Mined		TREO
Period	Strip ratio	(kt)		Grade	Element Grades of Rare Earth (%)
year	(t/t)	Waste	Resource	(%)	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	Y
1	12.88	322	25	1.099	0.128	0.284	0.032	0.113	0.029	0.002	0.030	0.007	0.048	0.011	0.034	0.006	0.039	0.006	0.331
2	1.50	851	567	1.129	0.131	0.290	0.033	0.116	0.030	0.002	0.031	0.007	0.050	0.012	0.035	0.006	0.039	0.006	0.342
3	0.59	714	1,217	1.157	0.133	0.293	0.033	0.117	0.031	0.002	0.032	0.008	0.052	0.012	0.036	0.006	0.039	0.005	0.358
4	0.33	486	1,460	1.184	0.136	0.295	0.034	0.117	0.031	0.002	0.033	0.008	0.055	0.012	0.037	0.006	0.039	0.005	0.374
5	0.40	591	1,460	1.175	0.134	0.292	0.033	0.115	0.031	0.002	0.033	0.008	0.054	0.012	0.037	0.006	0.039	0.005	0.374
6	0.46	677	1,460	1.156	0.134	0.290	0.033	0.114	0.030	0.002	0.032	0.008	0.053	0.012	0.036	0.006	0.038	0.005	0.364
7	0.52	754	1,460	1.136	0.133	0.289	0.032	0.113	0.029	0.002	0.032	0.008	0.051	0.012	0.035	0.006	0.037	0.005	0.353
8	0.45	653	1,460	1.133	0.136	0.294	0.033	0.116	0.029	0.002	0.031	0.007	0.050	0.011	0.034	0.006	0.035	0.005	0.344
9	0.39	572	1,460	1.130	0.139	0.298	0.033	0.117	0.029	0.002	0.031	0.007	0.049	0.011	0.033	0.006	0.034	0.005	0.338
10	0.38	555	1,460	1.131	0.139	0.297	0.033	0.117	0.029	0.002	0.031	0.007	0.049	0.011	0.033	0.006	0.034	0.005	0.338
11	0.22	327	1,460	1.141	0.139	0.294	0.033	0.116	0.029	0.002	0.031	0.007	0.050	0.011	0.035	0.006	0.035	0.005	0.349
12	0.22	327	1,460	1.141	0.139	0.294	0.033	0.116	0.029	0.002	0.031	0.007	0.050	0.011	0.035	0.006	0.035	0.005	0.349
13	0.23	337	1,460	1.130	0.135	0.285	0.032	0.112	0.028	0.002	0.031	0.007	0.051	0.012	0.035	0.006	0.036	0.005	0.354
14	0.24	353	1,460	1.122	0.133	0.281	0.032	0.110	0.028	0.002	0.030	0.007	0.051	0.012	0.035	0.006	0.036	0.005	0.354
15	0.44	642	1,460	1.022	0.122	0.258	0.029	0.102	0.026	0.002	0.028	0.007	0.046	0.010	0.031	0.005	0.033	0.004	0.318
16	0.45	652	1,460	0.983	0.121	0.255	0.029	0.101	0.026	0.002	0.027	0.006	0.043	0.010	0.029	0.005	0.030	0.004	0.296
17	0.47	679	1,460	0.979	0.123	0.257	0.029	0.102	0.026	0.002	0.027	0.006	0.042	0.010	0.028	0.005	0.030	0.004	0.290
18	0.52	762	1,460	0.995	0.128	0.266	0.030	0.105	0.026	0.002	0.027	0.006	0.042	0.009	0.028	0.005	0.030	0.004	0.288
19	0.50	736	1,460	0.995	0.129	0.268	0.030	0.105	0.026	0.002	0.027	0.006	0.041	0.009	0.028	0.005	0.030	0.004	0.285
20	0.42	620	1,460	0.998	0.133	0.276	0.031	0.108	0.026	0.002	0.026	0.006	0.040	0.009	0.027	0.005	0.029	0.004	0.276
21	0.42	620	1,460	0.998	0.133	0.276	0.031	0.108	0.026	0.002	0.026	0.006	0.040	0.009	0.027	0.005	0.029	0.004	0.276
22	0.29	430	1,460	0.986	0.132	0.277	0.031	0.109	0.026	0.002	0.026	0.006	0.039	0.009	0.026	0.005	0.028	0.004	0.268
23	0.24	355	1,460	0.980	0.132	0.277	0.031	0.109	0.026	0.002	0.026	0.006	0.038	0.009	0.026	0.005	0.027	0.004	0.265
24	0.24	355	1,460	0.980	0.132	0.277	0.031	0.109	0.026	0.002	0.026	0.006	0.038	0.009	0.026	0.005	0.027	0.004	0.265
25	0.12	178	1,460	0.955	0.131	0.273	0.030	0.107	0.025	0.002	0.025	0.006	0.037	0.008	0.025	0.004	0.026	0.003	0.254

Total	0.40	13,548	33,929	1.070	0.132	0.281	0.032	0.111	0.028	0.002	0.029	0.007	0.046	0.010	0.031	0.005	0.033	0.004	0.319

Note: Generated in the WhittleTM4.3 commercial software.

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19.4.5 Pit Water Handling
To minimize groundwater infiltration and surface run-off, an approximate 100 m exclusion zone will be left between Brisson Lake and the base case pit, and water drainage ditches will be dug along the edge of the base case pit.
The progressive development of the open pit will result in increasing water infiltration from precipitation and groundwater inflows. As the pit deepens and increases in footprint, it will be necessary to control water inflow through the construction of in-pit dewatering systems such as drainage ditches, sumps, pipelines and pumps.
In the pit, dewatering sumps are to be utilized to contain groundwater and storm water run-off which would be pumped directly to the settling pond. The in-pit pumping requirements will vary on an annual basis and will rise as the catchment area increases with successive pushback heading towards the base case pit highwalls.
Due to the specific geographic feature of Strange lake B zone deposit, mine operation will be above the water level (+443 m) of the Brisson lake during the first 8 years of operation, so that in-pit dewatering system can be designed, purchased and setup in that time.
19.5 Mine Equipment Selection
Wardrop assumes that the mechanical availability of mining equipment be higher than average in the first 5-10 years. After that, most of equipment gradually need to be overhauled or rebuilt, so the mechanical availability of mining equipment may be reduced, and productivity may be 5% -10% lower. Consequently, sustainable mining capital cost would be gradually increased.
An equipment fleet consists of a 193 mm (7 3/5”) blasthole drill, a 6.5 m3 diesel hydraulic shovel, a 4.5 m3 diesel hydraulic loader, and five 55-tonne haul trucks, supplemented by support equipment such as a tracked dozer, a rubber-tired dozer, a grader and other minor support equipment.
19.5.1 Drilling and Blasting Parameters
     Drilling Requirement
A 5.8 m x 6.7 m blasting pattern has been evaluated for waste and mineable resource. A 193 mm (7 3/5”) blasthole drill is selected as a primary drill. Table 19.4 shows an average drilling rate derived from drill hole parameters.

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     Blasting Requirement
Table 19.4 presents that a power factor is 0.23 kg/t (explosive/blasting material). The selected explosive supplier is to erect a plant and storage facility on site. Under the supervision of the mine blasting operator, the supplier will be contracted to supply, deliver, and load explosives into the blastholes. The drilling and blasting operators will oversee the contractor who will prime, stem, and tie-in blastholes.
     Final Pit Wall Blasting
A buffer blasting practice will be implemented adjacent to the final pit walls to minimize damage to the final pit walls due to blasting. This will ensure that the highwall stability can be maintained.

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Table 19.4 Drilling and Blasting Parameters

Parameters	Units	Values
Drill Parameters
Drill type		Rotary, Diesel
Hole diamenter	mm	193
Material to be drilled		Ore & waste
In situ density of material	t/m3	2.72
Bench height	m	12
Blasting Parameters
Explosive		Emulsion
Explosive Density	t/m3	1.28
Burden, 25~40D	m	5.79
Spacing, S=1.15*B	m	6.70
Stemming Length, >=B	m	5.80
Energy Distribution	%	58%
Sub-Drill, 0.3B	m	1.70
Blasthole Length	m	13.70
Explosive Length	m	7.90
Explosive Loading Density	kg/m	37.43
Explosive Weight	kg/hole	295.70
Volume Shot	bcm/hole	465.52
Mass Shot	t/hole	1,266.00
Power Factor	kg/t	0.23
Drill Productivity
Hole Depth	m	13.70
Penetration Rate	cm/min	60.00
Grade control sampling time	min	5.00
Move and Align Time	min	5.00
Total Time Per Hole	min	32.83
Holes Per Hour	holes/hr	1.83
Average Drilling Rate	m/h	25

Notes:

1.	“B” refers to a blast burden

2.	“D” refers to a hole diameter.
19.5.2 Major Equipment Selection
The mining equipment was selected to match the mine production schedule, which is based on 365 days per year, with two crews working 12-hour shifts. Equipment selection, sizing, and fleet requirements were based on expected operating conditions, haulage profiles, production cycle times, mechanical availability, and overall utilization. To determine the number of units for each equipment type (drill,

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shovel, truck, etc.), annual operating hours were calculated and were compared to the available annual equipment hours. See Appendix E for details.
Support equipment such as dozer, grader, water, lube, and fuel trucks were matched with the major mining units. Emphasis has been placed on road construction and maintenance. Support equipment was included for the mechanical and electrical servicing of the mining fleet. The proposed mine equipment fleet is listed in Table 19.5.
Table 19.5 The Proposed Mine Equipment Fleet

Equipment Name and Model	Units	Notes
Drills
Rotary Blasting Hole Drill, PV235	1	Hole diameter 193 mm; Power 470 kw

Shovel
PC1250	1	Bucket capcity 6.5 m3, Power 514 kw

Loaders
WA500	1	Bucket capcity 4.5 m3, Power 266 kw Use on stockpile, and back up the Shovel in the pit

Truck
HD465	5	Maximum load capacity 55 t, Power 551 kw;

Support Equipment
Track Dozer (Cat D8T)	1	231 kW
Grader Cat 14M	1	138 kW
Wheel Dozer Cat 824H	1	264 kW
Utility Backhoe Cat 330 DL	1	200 kW, with hammar
Tool Carrier — Cat IT 38G	1	134 kW
Skid Steer Loader (Cat 262C)	1	61 kW
Mechanic’s Truck	1
Lube / Fuel Truck	1
Welding Truck	1
Water / Fire Truck (5000 gallon)	1
Crewcab Pickup Trucks (4x4)	1
Pickup Truck (4x4)	6
Lighting Plants	2
RT Forklift	1
19.6 Site Infrastructure
     The proposed major infrastructure on site will include:
•	camp complex

•	fuelling storage facilities

•	stockpile

•	waste dump

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•	airstrip

•	access roads

•	settling ponds.
Most of infrastructure facilities will be located in the west side of the open pit, beyond the potential mineralization zone. A conceptual layout of infrastructure is presented as Figure 19.8.
19.6.1 Camp Complex
The Camp complex will be located in the northwest corner of the site. This area is a peninsula of the Brisson Lake, and connects with land just in the southeast corner. The higher site elevation will eliminate on-site drainage and flooding concerns.
The following buildings will be part of the Camp complex:
•	mine site staff dormitories

•	mine staff kitchen/cafeteria

•	mine dry including shift change rooms

•	recreational facilities

•	mine office complex

•	general maintenance workshop

•	access road.
All buildings will be connected by an enclosed walkway, and will be designed for a heavy-duty industrial environment, with an expected service life of approximately 65 years. The mine site staff dormitories will be sized to accommodate 150 personnel, including construction crew.
19.6.2 Fuelling Storage Facilities
The fuelling storage facilities are located in the current camp area for geology exploration. It is proposed that fuel will be delivered twice a week from Voisey’s Bay, Labrador.
19.6.3 Stockpile
The stockpile is located in the southwest conner of the open pit. It is proposed that stockpile tonnage will be 360,000 that is three month production of mine, or total ore production of mine before mill will put into operation.

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19.6.4 Waste Dump
It is assumed that all waste rock is Non Acid-Generating (NAG) material in this study, so part of shallow lake (~2 m deep water) can be utilized as a base of waste dump. The designed waste dump will be located in the west side of the open pit. An anti-wave dyke at edge of the designed waste dump will be built to prevent fine waste material to be settled into the lake.
Total tonnage of waste dump is about 10 Mm3 that can store all of waste material in the first 25 years of mine life. After that, waste dump may make an expansion to the west.
19.6.5 Airstrip
The Temporary (current) Airstrip is located between the Brisson Lake and the open pit. It can be used in initial years for reducing mine capital cost, and it will be mined out when the open pit will push back to the north of ore boundary.
The proposed (permanent) Airstrip will be located in the south of the open pit. It is a higher and flat area, just beside the access road from the site to the Voisey’s Bay.
19.6.6 Access Road
The access road from the site to Voisey’s Bay will connect the camp complex via the south side of the open pit. Also, site roads will be located throughout the site to provide access to all operational areas of the mine from the access road.
19.6.7 Settling Ponds
To prevent surface water to flow into the open pit and waste dump, a water drainage ditch will be dug at south edge of the open pit and waste dump to connect Settling pond A and Settling pond B.
Figure 19.8 shows a typical site layout identifying the open pit development and the site infrastructure.

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Figure 19.8 Conceptual Layouts of Site Infrastructures

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20.0 PROCESS METAL RECOVERIES
This section is not used in this report. All relevant information is included in Section 16.0.

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Quebec

21.0 ENVIRONMENTAL CONSIDERATIONS
21.1 Introduction
This section of the preliminary economic analysis examines environmental issues, including:
•	Environmental Setting

•	Environmental Assessment and Permitting Process

•	Community and Aboriginal Engagement
21.2 Environmental Setting
The project involves two sites of activity. An open pit mine is proposed at Strange Lake, which is located along the northern Québec / Labrador border, with mill facility located 125 km to the east at Anaktalak Bay in Labrador. Ore transport from the mine to mill will be via pipeline or road. The Anaktalak Bay mill is proposed to operate from a barge and with tailings on the adjacent mainland.
The northern portion of the Québec-Labrador border is primarily considered tundra, with this region extending north of 58°N, as well as through the elevated plateau north of 56°N. The tundra region is characterized by lichens, mosses, and graminoids. Lower latitudes are considered forest tundra and open woodland, characterized by black and white spruce, eastern larch, Jack pine, alders, dwarf birch, and willows (Hearn et al. 1990).
No environmental baseline studies have been conducted specifically to support the project. Following release of the Preliminary Economic Assessment results (Wardrop, September 9, 2010), Quest can now prepare for environmental baseline studies (EBS) in 2011. Baseline environmental studies typically are conducted over a minimum of a 12 continuous months to provide coverage of all four seasons. Studies often continue beyond the minimum 12 month period, particularly in cases of abnormal seasonal conditions. The EBS scope is typically developed in consultation with the local and regional resource management and regulatory agencies in order to ensure agency concerns can be addressed with the study results. The initial EBS report is typically completed within 16 to 18 months of the start of the field program and the Environmental Impact Assessment is typically based upon this initial EBS report.

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Baseline studies will need to focus on water quality; fish and fish habitat; marine mammals; birds, including migratory birds and raptors; vegetation, and wildlife. Notably, the George River Caribou herd currently occupies an annual range in the Québec-Labrador peninsula, with summer and calving grounds historically located in the vicinity of the project area.
Hydrogeological conditions in the vicinity of the open pit need to be well described in order to estimate the potential for groundwater seepage into the pit and to design the necessary water diversion and water management works.
21.3 Environmental Assessment and Permitting
21.3.1 James Bay and Northern Québec Agreement
On November 11, 1975, The James Bay and Northern Québec Agreement (JBNQA) was signed by the Cree and Inuit peoples of Québec, the governments of Canada and Québec, the James Bay Development Corporation, the James Bay Energy Corporation and Hydro Québec. On January 31, 1978, the Naskapi of Schefferville signed a similar agreement, the Northeastern Québec Agreement (NEQA). The JBNQA and the NEQA provide for consultative bodies to advise governments on policies and regulations that may have an impact on the environment and the social conditions of Aboriginal communities (INAC 2002).
The territory covered by the JBNQA and NEQA is comprised of more than 1,000,000 square kilometres of land in Québec between the 48th and 62nd parallels. The Kativik Environmental Advisory Committee (KEAC) and the Kativik Environmental Quality Commission (KEQC) are responsible for the area north of the 55th parallel. The JBNQA establishes evaluation procedures for development proposals, and north of the 55th parallel it is the Inuit who participate in these evaluations. The President of the Canadian Environmental Assessment Agency acts as the Federal Administrator of the JBNQA for federal projects. For matters under provincial jurisdiction, a provincial administrator is appointed by the Québec government.
Mining operations are automatically subject to an environmental impact assessment under Section 22 of the JBNQA: Environment and Future Development North of the 55th Parallel, Schedule 1. The environmental assessments of Northern projects under the JBNQA generally follow a five step process, which includes (from MDDEP 2002):
1.	Proponent’s preliminary information — This step starts from when the proponent studies the possible options and the technical, environmental and social aspects of the project before choosing the best options for subsequent studies. The proponent must then send to the Administrator a notice of intent, along with preliminary information on the project. The preliminary information should include the objectives, nature and scope of the project, as well as the various sites being considered or the various possible development alternatives.

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1.	Assessment — The preliminary information will be sent to the KEQC since the project is north of the 55th parallel. The KEQC will formulate guidelines outlining the scope of the impact study.

2.	Impact Study — The proponent conducts and prepares the impact study based on the guidelines provided by the KEQC. The Regulation respecting the environmental and social impact assessment and review procedure applicable to the territory of James Bay and Northern Quebéc (Q-2, r. 11) (the ‘Regulation’) defines what elements must be included in an impact study.

3.	Review — The proponent submits the impact study to the Administrator, who submits it to the KEQC. Public hearings and other types of consultation may also be held. The KEQC decides whether or not to authorize the project, and under what conditions.

4.	Decision — The Administrator takes into account the recommendation made by the KEQC, and grants or refuses authorization for the project.
Under Section 22 of the Regulation, parties may, by mutual agreement, combine the federal and provincial review bodies where a development project falls under both federal and provincial jurisdiction.
21.3.2 Provincial Process
The planned location of the mining operations in Québec and processing operations in Labrador will require environmental reviews under the applicable laws of Québec for the mine and of Newfoundland and Labrador for the mill and tailings management facility.
Québec
All mining developments are automatically subject to the assessment and review procedure under the provincial Environment Quality Act. Written notification describing the nature of the project must be submitted to the Ministère du Développement durable, de I’Environnement et des Parcs (MDDEP). The MDDEP will then inform the proponent of the nature, scope and extent of the environmental impact assessment to be conducted in order to acquire the necessary authorization certificate from the government. This process should be coordinated with the requirements outlined in the JBNQA, as noted above (MDDEP 2002).
Project related plans may also require compliance with provincial legislation, for example the Mining Act, the Forest Act, the Watercourses Act, the Act Respecting Threatened or Vulnerable Species, the Regulation Respecting Pits and Quarries, and the Regulation Respecting Wildlife Habitats, among others yet to be identified.

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     Newfoundland and Labrador
Under the provincial Environmental Assessment Act, a mineral development project must be registered for environmental assessment through the Department of Environment and Conservation. The registration outlines the proposed project and its potential bio-physical and socio-economic effects. In the registration document, the proponent must demonstrate how best management practices and technologies will be used to minimize harmful effects. Following registration, projects with a capital cost greater than $15 million are subject to a schedule of fees to offset the cost to the Department to conduct the assessment. The Minister announces the receipt of a registration within seven days in the Environmental Assessment Bulletin. Copies of the registration are made available to the public, who have 35 days to submit written comments to the Minister. The EA Division coordinates the public and governmental review and prepares a recommendation to the Minister. Early registration is recommended to prevent costly delays and additional expenses.
Within 45 days of receiving a registration, the Minister will issue a decision on the proposed project. All decisions will be announced in the Environmental Assessment Bulletin. There are three possible decisions (from DEC 2009):
1.	The undertaking may be released — the proponent may proceed as indicated in the registration. An Environmental Preview Report (EPR) may be required to provide additional information not contained in the registration so that the Minister may determine if an Environmental Impact Statement (EIS) is required.

2.	An Environmental Impact Statement may be required — an EIS is required if significant negative environmental effects are indicated or where there is significant public concern. An EIS requires comprehensive environmental review of a project.

3.	The undertaking may be rejected — this may occur when an unacceptable environmental effect is indicated, the project is not in the public interest, and/or if the proposal is inconsistent with existing law or government policy.
The project also lies within the region covered by the Labrador Inuit Land Claims Agreement. Federal and provincial environmental assessment laws continue to apply in this area; however the Nunatsiavut Government may also make laws pertaining to the environmental assessment of projects on Labrador Inuit lands. Mineral exploration and quarrying in this region may be subject to additional access conditions, standards, permits, and fees required by the Nunatsiavut Government (INAC 2008).
21.3.3 Federal Process
A project description will be submitted to the Canadian Environmental Assessment Agency (CEAA) to federal authorities such as Environment Canada, Health Canada,

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Fisheries and Oceans Canada, and Transport Canada. During this time, the federal agencies will determine if a federal environmental assessment is necessary. A federal environmental assessment is typically triggered when a federal authority determines it must provide a license, permit or an approval that enables a project to be carried out (such as an authorization under the Fisheries Act).
If a federal agency determines that it must issue a permit or approval for the project, the federal family would then determine the level of environmental assessment to be applied to the project.
The level of environmental assessment that is necessary for a mining operation in the presence of a CEAA trigger is determined by a number of factors. The basic level of assessment is the screening level. The next level is the comprehensive study, which is typically applied to larger and more complex projects.
A metal mine with a planned production rate of 3,000 tonnes/day or greater is subject to a comprehensive study, which means the proposed mine, with a planned production rate of 4,000 tonnes/day, would undergo a comprehensive study in the event that a federal approval is required. This assessment would capture all aspects of the project, including the mine and adjacent surface facilities, the road and/or ore pipeline, the mill, tailings management area, and port facilities.
Major Projects Management Office
As the proposed project is considered a natural resource development, the Major Project Management Office (MPMO) would provide overarching project management for the federal environmental assessment process. The MPMO is administered by Natural Resources Canada whose role is to provide guidance to project proponents and other stakeholders, coordinate project agreements and timelines between federal departments and agencies, and to track and monitor the progression of major resource projects through the federal regulatory review process.
Metal Mining Effluent Regulations
The proposed project will be required to comply with the Metal Mining Effluent Regulations (MMER) once the mine is in commercial production. The MMER, administered by Environment Canada, were developed under section 36 of the Fisheries Act to regulate the discharge of water to the environment. The MMER apply to both existing and new mines. The MMER requires the development of an environmental effects monitoring program and annual reporting for performance monitoring.
21.4 Community and Aboriginal Engagement
The conduct of an effective community and aboriginal engagement program is fundamental to the successful environmental permitting of mining projects. This purpose of this program is to ensure that all potentially affected persons, businesses, and communities have a full understanding of the project and an opportunity to share

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information with respect to concerns regarding potential effects and so the proponent has an opportunity to explain how these concerns are addressed in the project design and operations. This program typically begins in the early stages of project planning and continues through the life of the project.

In addition to a continuing public engagement program, it may be necessary to negotiate an impact/benefit agreement (IBA) with potentially affected stakeholder groups in order to, in part, address potential adverse effects of the project on traditional resource users. These agreements can take many forms and no single formula is applicable to all situations. However, the agreements typically lay out various forms of economic stimulation or benefit specifically designed and intended to benefit specific stakeholder groups.

21.5	Mine Closure and Reclamation Plan

Closure and reclamation plans will be necessary to address the closure of all components of the project under the respective provincial mine closure regulations. The mine and related facilities will be subject to the rehabilitation plan requirements of the Québec Mining Act. Rehabilitation plan approval requires approximately 8 months. Financial security must be posted once a rehabilitation plan is approved. The ultimate security to be posted is 70% of the estimated rehabilitation cost and is paid in annual instalments on a schedule determined by the expected mine life, such that the full security is posted at least one year in advance of the final year of operation.

The mill, tailings management area, and related facilities will be subject to the Newfoundland and Labrador Mining Act (Chapter M-15.1 SNL 1999) and the associated Newfoundland and Labrador regulation 42/00. Mine closure plans are developed in accordance with the Guidelines to the Mining Act. Financial security also must be posted to secure the rehabilitation works, and needs to be sufficient to cover any continuing maintenance and monitoring that may be required.

The road and/or ore pipeline between the mine and mill will also be subject o the closure planning requirement. The pipeline would likely have to be decommissioned at the end of mine life unless an alternative beneficial use can be assigned. Any requirement to decommission the road would be subject to the discretion of local stakeholders and regulatory agencies since the road may be seen as having some continuing benefit provided there is a source of funding for its continuing maintenance and operation.

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22.0  MARKETS AND CONTRACTS
22.1   Market Description
Global market trends indicate that the supply of REE (Rare Earth Elements) and REO (Rare Earth Oxides) lag demand at an increasing rate since 2005. The supply to demand gap continues to widen as the Chinese authorities impose increasing supply restrictions to protect their limited economic resource by implementing a comprehensive regime of controls (Figure 22.1). In addition, the Chinese Government in their Rare Earth Industry Development Plan (2009-2015) intend to consolidate separation and metal smelting capacity from 100 to 20 plants to improve sector efficiency and environmental performance. Beijing is currently contemplating building a state rare earth stockpile.

In the past three years the market has seen a 25% growth, due, in part, to the maturing of the audio-visual and telecommunications industries. High demand end users such as Japan will therefore have to resort to alternative sources to meet supply requirements. Two Principal consumers are United States, Japan, Korea, Western Europe and China. An 8 -10% growth is projected through to 2015.
Figure 22.1 Rare Earth Supply and Demand 2000 – 2012 f

source: [1]	The Economics of rare earth s and Yttrium - Thirteenth Edition, 2007- © Roskill information services Ltd. ISBN 978 0 86214 534 7.

[2]	Quest Rare Minerals Ltd. — Market presentation.

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22.2	Market Segmentation
The rare earths industry is traditionally segmented by consumption as follows:

•	Catalyst

•	Glass, Polishing

•	Metal Alloys

•	Magnets

•	Phosphorus and pigments

•	Ceramics

•	Other (including agriculture)
Figure 22.2 World: Division of Rare Earth Consumption by Major End Use, Selected Years, 1996 — 2010 f (% )

source: [1]	The Economics of rare earth s and Yttrium - Thirteenth Edition, 2007- © Roskill information services Ltd. ISBN 978 0 86214 534 7
22.3	Market Trend
Over the past 3-4 years the rare earths industry has gone through a cycle of stockpiling (excess) in 2003/04 to a rundown of stock (shortage) in 2006/07.
Global consumption of rare earths increased by 40% between 1990 and 2000. Given the supply constraints introduced by China, growth in demand is expected to

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moderate over the next 3-4 years to 8 – 11%. Figure 22.3 depicts the growth of rare earths in general and Table 22.1 shows the demand growth of individual rare earth by application category.
Figure 22.3 Growth in Global Consumption of Rare Earths, 2 000 – 2010 f(REO)

source: [1]	The Economics of rare earth s and Yttrium - Thirteenth Edition, 2007- © Roskill information services Ltd. ISBN 978 0 86214 534 7.
Table 22.1 World Forecast Demand for Rare Earths in 2006 and 2010 (tREO)

	Consumption tpy		Growth rate
Application	2006	2010	per year

Catalysts	21,500	26-28,000	4-7%
Glass	13,000	13-14,000	negligible
Polishing	14,000	17-19,000	6-8%
Metal Alloys	17,000	30-34,000	15-20%
Magnets	20,500	31-35,000	10-16%
Phosphors & Pigments	8,500	10-12,000	7-10%
Ceramics	5,500	7-8,000	5-9%
Other	8,000	10-11,000	5-9%
Total/Range	108,000	145-155,000	8-11%

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

23.0	TAXES
The budget proposed by the Quebec government in March 2010 makes changes to the province’s mining tax rules. The existing rules levy a tax at the rate of 12% of a mine operator’s annual profit, determined by subtracting permitted deductions and allowances from the gross value from the operator’s annual output from all mines within Quebec. Permitted allowances include depreciation allowances, an allowance for mines in the northern part of the province, and an allowance for exploration, mineral deposit evaluation and mine development.
The deduction limit of cumulative exploration expenses to 10% of profit for most mine operators and the restriction of the allowance for mineral deposit evaluation and mine development after production from a particular mine to annual profit from that mine will significantly reduce the deductions claimable in many cases. Moreover, no post-Budget Day expenses will be eligible for the existing additional exploration allowance.
23.1	Mining Tax
The three new allowances are summarized in Table 23.1.
Table 23.1 New Quebec Mining Tax Expense Regime

		Cumulative Mineral	Cumulative Mineral
		Deposit Evaluation	Deposit Evaluation &
		& Mine Development	Mine Development
		Expenses Before	Expenses After
		Production (Pie-	Production
	Cumulative Exploration	Production	(Post-Production
	Expenses (CEE)	CMDEMDE)	CMDEMDE)
Expenses Included	Expenses incurred to Determine existence, location or quality of minerals in Quebec, including prospecting, geological studying, trenching and sampling, other than Pre- or Post-production CMDEMDE, and not including expenses relating to a mine producing in reasonable commercial quantities	Expenses incurred to bring a new mine in Quebec into production, including excavation and clearing of surface layers and boring a mine shaft, if incurred before the mine enters production in reasonable commercial quantities	Expenses to bore or excavate a mine shaft, mine haulage way or Similar underground structure for a use in a Quebec mine (other than the cost of depreciable property), if incurred after the mine is producing in reasonable commercial quantities table continues...

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		Cumulative Mineral	Cumulative Mineral
		Deposit Evaluation	Deposit Evaluation &
		& Mine Development	Mine Development
		Expenses Before	Expenses After
		Production (Pie-	Production
	Cumulative Exploration	Production	(Post-Production
	Expenses (CEE)	CMDEMDE)	CMDEMDE)
Allowance Provided	Exploration allowance Eligible operators may deduct year-end CEE balance;others limited to lesser of that amount and 10% of annual profit	Allowance for minera deposit evaluation and mine development before production Operator may deduct year-end Pre-production CMDEMDE balance	Allowance for mineral deposit evaluation and mine development after production Operator may deduct lesser of annual profit from particular mine and 30% of year-end Post-production CMDEMDE for that mine
Deducted From	Annual profit	Annual profit	Annual profit from particular mine
23.2	Tax Rates
Under the new regime proposed by the 2010 Quebec budget, the tax rate will be increased, jumping to 14% for the portion of 2010 occurring after 30 March 2010 (“Budget Day”), 15% for 2011 and 16% for 2012. Mine operators must now compute annual profit separately for each mine, with certain expenses relating to a specific mine being deductible only against income from that mine.
Under the new system for computing annual profit/loss (effective for fiscal years beginning after Budget Day), a mining operator will compute its profits from each mine separately. Where a particular mine has a loss for the year, the loss will be deemed to be zero for most mine operators, so that it does not reduce the mine operator’s overall profit for the year (an exception will be made for “eligible operators”, being those that are not themselves developing mineral resources in reasonable commercial quantities nor are associated with an entity that is doing so). The operator’s “annual profit” (or loss) for the year will then be computed as the sum of annual profits from each mine, less certain deductions permitted from that total.
Changes are being made to the allowances and deductions permitted in determining mining profit:
•	For property acquired after Budget Day, the depreciation rate is being reduced from 100% to 30% (limited grandfathering exists if the property commenced construction no later than that date or was acquired pursuant to a written obligation existing on that date) treatment of expenses for exploration, mine development and mine deposit evaluation is being extensively revised. Three new cumulative accounts are being created to track these expenditures:

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-	Cumulative mineral deposit evaluation and mine development expenses after production: This account will include expenses (other than for depreciable property) to bore or excavate a mine shaft or similar underground structure in Quebec after the mine is producing in reasonable commercial quantities, and is tracked separately for each mine. In determining the annual profit from a mine, operators may deduct as an allowance for mineral deposit evaluation and mine development after production the lesser of 30% of the undeducted year-end balance of these expenses for that mine and the annual profit for that mine (determined before this allowance and the processing allowance).

-	Cumulative mineral deposit evaluation and mine development expenses before production: This account will include expenses incurred to bring a new mine in Quebec into production in reasonable commercial quantities (e.g., excavation, surface clearing, mine shaft boring), if incurred before the mine is producing in reasonable commercial quantities. In computing “annual profit” operators may deduct the undeducted year-end balance of these expenses as an allowance for mineral deposit evaluation and mine development before production.

-	Cumulative exploration expenses: This account will include expenses to determine the existence, location or quality of a mineral substance in Quebec, including prospecting, geological studies, and trenching/sampling, but not including expenses included in the other two accounts or relating to a mine producing in reasonable commercial quantities. In computing “annual profit” “eligible operators” (see above) may deduct the undeducted year-end balance of these expenses as an exploration allowance, while others are limited to the lesser of that year-end balance and 10% of annual profit for the year (before this allowance and the immediately preceding allowance).
The credit on duties refundable for losses is also being restricted. Going forward, the credit will be the product of the applicable tax rate for the year (i.e., 16% in 2012 and following) multiplied by the lesser of:
•	the operator’s adjusted annual loss for that year

•	the allowance for mineral deposit evaluation and mine development after production deducted for the year (plus, for eligible operators only, 50% of the exploration allowance deducted for the year).
23.3	Who Should Be Registered
Tax exemption for new mines or major expansions is earlier of 3 years or $10 M in profit from mine. Tax exemption for remote mines is earlier of 10 years or $10 M in profit from mine. After the 10-year mining tax exemption period for new remote mines, a 5% tax rate applies to profits from the operation of a remote mine.

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Tax is imposed on every operator who realizes a profit from one or more mines. The tax is based on the operator’s share of the profit from each mine in which it has an interest. The definition of an operator includes members of partnerships and joint ventures that operate a mine.
23.4 Reporting & Remitting Tax
Provisions affecting the filing of returns, assessments, interest and penalty charges and refunds are similar to those provided under the Corporations Tax Act.

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Quebec

24.0 CAPITAL AND OPERATING COST ESTIMATES
24.1 Capital Costs
The total capital costs presented in the study is $563,370,938 and is separated into Direct Capital costs and Indirect Capital costs. The Direct Capital costs breakdown is shown in Table 24.1.
Table 24.1 Direct Capital Cost Breakdown

Site Development	Cdn$	$30,850,000.00
Site Utilities and Storage	Cdn$	$47,640,000.00
Road Construction	Cdn$	$35,000,000.00
Mining O/P	Cdn$	$17,150,878.00
Processing	Cdn$	$206,908,293.00
Infrastructure	Cdn$	$29,970,000.00
Tailings Management Facilities	Cdn$	$20,430,000.00
Closure / Reclamation Costs	Cdn$	$9,450,000.00
Total Direct Costs	Cdn$	$397,399,171.00
The Indirect Capital Costs breakdown is shown in Table 24.2.

Table 24.2 Indirect Capital Cost Breakdown

Owners Costs	Cdn$		$11,921,975.13
Indirect Costs	Cdn$		$74,700,000.00
Contingency	Cdn$		$99,349,792.75
Salvage	Cdn$	-$	20,000,000.00
Total Indirect Costs	Cdn$		$165,971,767.88

24.1.1	Mine Capital Cost
Mine Equipment Fleet
The capital cost for the mining fleet is estimated at US$11.384 M with an additional US$0.267 M for other equipment is presented in Table 24.3. Pricing for major

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Quebec

production equipment was obtained from the 2009 CostMine (InfoMine USA, Inc) and in-house Wardrop cost database.
Table24.3 Mine Equipment Capital Cost

		Unit capital	Total capital
Equipment Name and Model	Quantity	US$	US$	CdnS
Drills
Rotary Drill, PV235	1	820,000	820,000	883,140
Shovel
PC1250	1	1,648,000	1,648,000	1,774,896
Loaders
WA500	1	826,300	826,300	889,925
Truck
HD325	5	798,000	3,990,000	4,297,230

Subtotal				7,845,191

Support Equipment
Track Dozer (Cat D8T)	1	641,000	641,000	690,357
Grader Cat 14M	1	445,000	445,000	479,265
Wheel Dozer Cat 824H	1	573,000	573,000	617,121
Utility Backhoe (with hammer) Cat 330 DL	1	344,700	344,700	371,242
Tool Carrier — Cat IT 38G	1	50,000	50,000	53,850
Skid Steer Loader (Cat 262C)	1	32,500	32,500	35,003
Mechanic’s Truck	1	67,000	67,000	72,159
Lube / Fuel Truck	1	55,400	55,400	59,666
Welding Truck	1	67,000	67,000	72,159
Water / Fire Truck (5000 gallon)	1	548,000	548,000	590,196
Crewcab Pickup Trucks (4x4)	1	50,000	50,000	53,850
Pickup Truck (4x4)	6	50,000	300,000	323,100
Lighting Plants	2	10,000	20,000	21,540
RT Forklift	1	92,000	92,000	99,084

Subtotal				3,538,591

Other/Msellaneous
Engineering equipment and software	1	40,000	40,000	43,080
Computer workstations	2	5,000	10,000	10,770
AutoCAD Software	2	9,000	18,000	19,386
Geology/Mining Software	1	25,000	25,000	26,925
Maintenance Management system	1	5,000	5,000	5,385
Other	1		150,000	161,550

Subtotal				267,096

Total Open Pit Equipment				11,650,878

Note: Exchange rate is 1 to 1.077 (US$ to Cdn$)

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Quebec

Sustaining and Replacement Capital for Mining Fleet
A sustaining CAPEX for additions, replacements, and re-builds of mining equipment has been estimated to match the annual production schedule tonnages and unit operating hours of the mining fleet. The numbers are as followings:
•	Cdn$1.0 M during years 5 to 10;

•	Cdn$1.5 M during years 11 to 14;

•	Cdn$3.0 M during years 15 to 25.
24.1.2 Plant Capital Costs
Plant capital costs for initial construction are estimated to be $174.9 M including $99.4 M for the Mineral Processing plant and $75.5 M for the Hydrometallurgical plant (Table 24.4). The costs are developed separately for equipment, materials, and labour per process area for both the mineral processing hydrometallurgical plants. They are based on a equipment list, developed as per the applied flow sheet and a production rate of 4,000 t/d.
Table 24.4 Minternal processing Plant Capital Costs

No.	Area	Total	Equipment	Materials	Labour
1	Primary Crushing	$4,979,613	$2,938,788	$816,330	$1,224,495
2	Secondary Crushing	$2,530,623	$1,387,761	$489,798	$653,064
3	Ore Bins & Reclaim	$2,775,522	$979,596	$816,330	$979,596
4	Grinding Circuit	$8,816,363	$7,346,969	$653,064	$816,330
5	Magnetic Separation	$1,306,128	$489,798	$408,165	$408,165
6	Flotation Circuit	$6,367,374	$4,897,980	$653,064	$816,330
7	Concentrate Dewatering	$1,959,192	$1,306,128	$326,532	$326,532
8	Tailings Thickening	$2,775,522	$979,596	$1,306,128	$489,798
9	Tailings Disposal	$5,306,145	$408,165	$3,265,320	$1,632,660
10	Process & Fresh Water	$1,469,394	$326,532	$816,330	$326,532
11	Fire Protection System	$653,064	$326,532	$163,266	$163,266
12	Electrical Distribution	$1,142,862	$653,064	$163,266	$326,532
13	Piping	$1,959,192	$979,596	$489,798	$489,798
14	Assay Laboratory	$1,551,027	$979,596	$326,532	$244,899
15	Concentrator Building	$10,612,289	$1,632,660	$5,714,310	$3,265,320
16	Concentrate Storage	$6,204,108	$1,224,495	$2,938,788	$2,040,825
17	Spare Parts	$2,040,825	$2,040,825	$0	$0
18	First Fills	$326,532	$0	$326,532	$0
19	Freight	$816,330	$816,330	$0	$0
20	Sulphuric Acid Plant	$8,800,000	$6,850,000	$1,200,000	$750,000
21	EPCM	$8,528,820	$0	$0	$8,528,820
21	Barge Superstructure	$18,500,000	$5,000,000	$8,000,000	$5,500,000

	Total Capital Costs	$99,420,923	$41,564,410	$28,873,552	$28,982,961

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Quebec

Table 24.5 Plant Capital Costs

No.	Area	Total	Equipment	Materials	Labour
1	Concentrate Storage	$1,273,475	$212,246	$636,737	$424,492
2	Coal Storage	$653,064	$81,633	$326,532	$244,899
3	Roller Mill	$848,983	$212,246	$424,492	$212,246
4	Storage Bins	$734,697	$81,633	$326,532	$326,532
5	Rotary Kiln	$12,408,215	$8,163,299	$2,612,256	$1,632,660
6	Leaching	$11,102,087	$6,530,640	$2,938,788	$1,632,660
7	Solvent Extraction	$3,591,852	$1,306,128	$1,306,128	$979,596
8	Calcination & Dewatering	$7,265,336	$4,571,448	$1,959,192	$734,697
9	Assay Laboratory	$2,938,788	$653,064	$326,532	$1,959,192
10	Electrical Distribution	$1,061,229	$424,492	$212,246	$424,492
11	Piping	$2,546,949	$1,273,475	$636,737	$636,737
12	Plant Building	$8,489,831	$1,061,229	$4,244,916	$3,183,687
13	Reagent Storage	$4,897,980	$816,330	$3,265,320	$816,330
14	First Fills	$3,265,320	$0	$3,265,320	$0
15	Neutralization Plant	$3,183,687	$1,061,229	$1,061,229	$1,061,229
16	Solution Ponds	$816,330	$163,266	$326,532	$326,532
17	Freight	$1,697,966	$1,697,966	$0	$0
18	EPCM	$8,711,581	$0	$0	$8,711,581

	Total Capital Costs	$75,487,370	$28,310,322	$23,869,487	$23,307,560

Table 24.6 Total Plant Capital Costs

No.	Area	Total	Equipment	Materials	Labour
1	Mineral Processing Plant	$99,420,923	$41,564,410	$28,873,552	$28,982,961
2	Hydrometallurgical Plant	$75,487,370	$28,310,322	$23,869,487	$23,307,560
3	Sustaining Capital	$32,000,000	$24,000,000	$4,000,000	$4,000,000

	Total Capital Costs	$206,908,293	$93,874,732	$60,743,039	$60,290,521

Provision of approx $32 M has been included for sustaining capital for the mineral processing plant and the hydrometallurgical plant. This represents approximately 18% of the initial capital costs and is required due to the long life of mine expected.
The Polaris barge mounted mill cost of approximately 20% above an equivalent land based mill in 1985, so the same factor has been added to current mill construction costs.

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

24.2 Operating Costs
The total operating cost for the mine and processing is Cdn$3,527,410,620 which equates to Cdn$101.94/t of ore milled. The breakdown of operating costs is shown in Table 24.7.
Table 24.7 Operating Costs

Mining	$5.07	Cdn$/t	$240,708,390.00
Processing	$59.05	Cdn$/t	$2,003,507,450.00
G & A	$2.47	Cdn$/t	$83,804,630.00
Supplies and Materials Transportation	$20.78	Cdn$/t	$705,044,620.00
Ore Pumping	$14.57	Cdn$/t	$494,345,530.00
Total Operating Cost	$101.94	Cdn$/t	$3,527,410,620.00
24.2.1 Manpower
The mine will be operated for 24 hours per day, 365 days per year. Planned downtime is considered to be 5 days due to sever cold weathers, result in that total available working time would be 7,020 hours per year.
Since the Strange Lake Mine is a remote site, labours will be working as two weeks in and two weeks off; mine staff will be working as 4 days in and 3 days off. Table 24.8 lists the proposed manpower for the open pit operation, maintenance and site administration.

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Table 24.8 Proposed Manpower

Job Title	Manpower Requirement
Mine Staffs
General Manager	1
Accounting	1
Payroll	1
Human Resource/training	1
Environment coodinate/Safety	1
Maintenance Planner	2
Mine General Foreman	1
Mine Shift Foreman	4
Training and Safety Foreman	1
Mine Clerk/Secretary	1
Chief Engineer	1
Open Pit Planning Engineer	1
Senior Geologist	1
Sampling Technician	2
Surveyor/Mining	2
Engineering Clerk/Secretary	1
Subtotal	22
Mine Labourers
Warehouse attendent/First aid	2
General labourer	2
Drill operator	2
Blasting operator	2
Loader operator	4
Shovel operator	4
Dump truck operator	20
Dozer Operator	4
Grader Operator	2
Water Truck Driver	2
Backhoe Operator	2
Heavy Duty Mechanic	4
Light Duty Mechanic	2
Welder	2
Electrician	2
Mechanic Helper	2
Subtotal	58
Total	80
The unit operation cost is estimated to be Cdn$4.67. Manpower salaries, diesel price, explosive price are obtained from the 2009 CostMine (InfoMine USA, Inc) and in-house Wardrop cost database. Table 24.9 below, presents a summary of the open pit operating cost for a nominal mill throughput 4,000 TPD, with an average strip ratio of 0.53 t/t in the first 25 years of mine life.

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Quebec

Table 24.9 Summary of Open Pit Operating Cost

Summary of Mining cost	Unit	Cost	%
Drill	Cdn$	17,308,743	7
Blasts	Cdn$	23,748,741	10
Shovels	Cdn$	33,570,046	14
Loaders	Cdn$	23,569,731	10
Trucks	Cdn$	105,078,095	44
Support equipment	Cdn$	38,827,667	16

Total Mining Cost	Cdn$	241,082,240	100

Drill	Cdn$/t	0.33	7
Blasts	Cdn$/t	0.46	10
Shovels	Cdn$/t	0.65	14
Loaders	Cdn$/t	0.46	10
Trucks	Cdn$/t	2.03	43
Support equipment	Cdn$/t	0.75	16

Unit Mining Cost	Cdn$/t	4.67	100

24.2.2 Plant Operating Costs
Operating costs consist of labour, supplies and power. They are estimated to be $86.2 M/a or $59.05/t ore (Table 24.10).
Table 24.10 Plant Operating Costs

		Total Annual Cost	Cost
Operating Cost Area	%	(Cdn$)	(Cdn$/t)
Labour	11.25	$9,699,375	$6.64
Supplies	47.81	$41,215,572	$28.23
Power	40.94	$35,297,816	$24.18

Total Operating Costs	100.00	$86,212,763	$59.05

Labour costs are based on a required manpower and rates to operate the plant. The suggested scheme employs 71 persons for the plant operations and 38 persons for mill maintenance, for a total of 109 people for the Mineral Processing and Hydrometallurgical plants. The total annual cost is $9.7 M and the cost of ore is $6.64/t.
The total annual costs for the supplies are $41.2 M and the cost per tonne of ore is $28.23 in total and includes the required reagents types and consumptions, as well as grinding steel, mill liners, maintenance supplies, etc.
The power cost is based on a $0.072/kWh rate. It includes a base usage cost, as well as a demand charge. For the plant, this is determined to be $35.3 M/a or

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$24.18/t of ore. This electrical cost is based on provincial utility supplied power costs and is used as a reference cost. For the Strange Lake mine sight and the processing facilities located at Anaktalak Bay, it is assumed that power will be supplied by local diesel generators. It is assumed that the utility costs fairly represent the operating costs of the diesel generators to support the plant and mine operations.

Labour

The labour details (Table 24.11) are prepared and estimated by Wardrop for the purposes of this study, based on the required personnel for a 4,000 t/d plant considering the proposed process flow sheet. Rates from other similar Wardrop projects in the area were considered for the purposes of the PEA. An additional 30% (25% + 5%) is considered to be salaries for health benefits, pension, overtime, training, etc.

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 24.11 Labour

		Annual Cost per	Total Annual Cost	Cost
Position	No.	Person	(Cdn$)	(Cdn$/t)
Mill Operations
Mill Superintendent	1	$110,000	$110,000	0.08
Metallurgist	2	$80,000	$160,000	0.11
Metallurgical Technician	2	$75,000	$150,000	0.10
Instrument Technician	2	$70,000	$140,000	0.10
Plant Foreman	2	$85,000	$170,000	0.12
Assayer	4	$65,000	$260,000	0.18
Sampler	6	$60,000	$360,000	0.25
Mill Clerk	2	$55,000	$110,000	0.08
Crusher Operator	4	$70,000	$280,000	0.19
Crusher Helper	4	$60,000	$240,000	0.16
Grinding Operator	4	$70,000	$280,000	0.19
Flotation Operator	4	$70,000	$280,000	0.19
Leaching Operator	4	$70,000	$280,000	0.19
SX Operator	4	$70,000	$280,000	0.19
Calcination Operator	4	$70,000	$280,000	0.19
Reagents Operator	4	$70,000	$280,000	0.19
Dewatering and Loadout Operator	4	$70,000	$280,000	0.19
Control Room Operator	4	$70,000	$280,000	0.19
Labourer	10	$60,000	$600,000	0.41
Subtotal	71		$4,820,000	3.30
Mill Maintenance
Mill Maintenance Foreman	2	$85,000	$170,000	0.12
Milwright	10	$80,000	$800,000	0.55
Electrician/Instruments	6	$70,000	$420,000	0.29
Welder	8	$65,000	$520,000	0.36
Helper	12	$55,000	$660,000	0.45
Subtotal	38		$2,570,000	1.76
TOTAL	109		$7,390,000	5.06
Benefits: Health Pension: 25%			$1,847,500	1.27
Addition: Overtime, Training: 5%			$461,875	0.32
TOTAL LABOUR	109		$9,699,375	6.64

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Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Reagents and Supplies

The reagents and supply types and consumptions are based on the requirements for 4,000 t/d operations including Mineral Processing and Hydrometallurgical plants. The reagents annual cost is $31.1 M and the cost of ore is $21.29/t. The annual cost for supplies is $10.1 M and the cost of ore is $6.94/t. The total costs for Reagents and Supplies are $41.2/a or $28.23/t ore and are listed below in Table 24.12.
Table 24.12 Reagents and Supplies

			Total Annual
		Consumption	Cost	Cost
Reagents and Supplies	Consumption(t/y)	(kg/t ore)	(Cdn$)	(Cdn$/t)
Collectors	2,409	1.65	4,577,100	3.14
Frothers	1,168	0.80	3,270,400	2.24
Activators, Depressants	4,380	3.00	11,388,000	7.80
Flocculents	577	0.40	2,595,150	1.78
Pre-Leaching & Leaching	1,711	32.90	5,644,782	3.87
Reagents SX	1,643	31.60	3,615,040	2.48
Total Reagents	11,887	70.34	31,090,472	21.29
Grinding Steel	1,971	1.35	1,872,450	1.28
Mill Liners	1,270	0.87	1,206,690	0.83
Kiln & Calcination Liners	1,898	1.30	1,803,100	1.24
Kiln & Calcination Coal	2,628	1.80	2,496,600	1.71
Maintenance Supplies	555	0.38	2,746,260	1.88
Total Consumables	8,322	5.70	10,125,100	6.94
Total Reagents and Supplies	20,209		41,215,572	28.23
Power
The power costs include costs of electricity, diesel fuel, and fuel oil. The cost for power is assumed Cdn$0.072/kWh. The costs for diesel fuel of Cdn$0.73/L fuel oil Cdn$55/L are fixed for the purposes of this project. The total costs per annum are $35.3 M or $24.18/t ore (Table 24.13).
Table 24.13 Power

	Total Annual Cost	Cost
Power Area	(Cdn$)	(Cdn$/t)
Electricity	14,037,840	9.61
Diesel Fuel	19,184,400	13.14
Fuel Oil	2,075,576	1.42
Total Power	35,297,816	24.18

Quest Rare Minerals Ltd.	24-10	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

24.2.3	Ore Pumping Operating Costs
The transportation costs to pump the ore from the mine at Strange Lake to the mill at the shore per annum are estimated to be $27.7 M or $14.57/t of ore (Table 24.14). For the purpose of this report, all of the costs associated with the pumping of ore slurry was included as an operating cost in the financial analysis.
Table 24.14 Ore Pumping Strange Lake to Mill

	Annual Costs	Total Cost LOM
Power Area	(Cdn$)	(Cdn$)
Pump/Pipe System Installation	$7,159,401.10	$7,159,401.10
Pump/Pipe System Capitals	$5,727,520.88	$143,188,022.00
Power	$3,092,567.04	$72,422,027.45
Maintanance 8%	$11,455,041.76	$264,878,431.41
Maintanance Tech.	$286,003.20	$6,697,649.99
Total	$27,720,533.98	$494,345,530.96
Cost/t		$14.57

Quest Rare Minerals Ltd.	24-11	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

25.0 ECONOMIC ANALYSIS
25.1	Metal Pricing
Currently, Wardrop’s policy for metal prices dictate that the prices to be used for economic evaluations are based on projections rather than historical pricing. For many metals, Wardrop sets the price twice a year, in February and August. The prices are based on the Consensus Economic Energy and Metal Forecast Group (EMCF) of London. This group provides quarterly forecast for a variety of metals based on a selection of analysts and the EMCF averages the 20 or 30 projections in a single average (consensus) forecast. To set the metal prices, Wardrop uses the average of three quarterly reports. The reason for averaging three periods is to avoid any single outlier forecast, and to make sure there is not a big fluctuation between the February and August prices.

Due to the fact the EMCF does not include rare earth oxide pricing, the metal oxide pricing used in this study is based on 2010 projections reported for a similar NI 43-101 technical compliant Canadian rare earth project. The projection price was validated using 2010 and 2007 trailing three-year average pricing or fixed pricing where applicable.

The following metal pricing is used in the financial analysis (in US$): TREO - $21.94/kg, Nb2O5 - $45.00/kg and ZrO2 - $3.77/kg.

Table 25.1 details metal price used in the economic analysis.
Table 25.1 Metal Prices

Metal	Metal Price	Units
TREO	$21.94	US$/kg
Nb2O5	$45.00	US$/kg
ZrO2	$3.77	US$/kg
Table 25.2 identifies the 2007 pricing used for validation of the TREO price used in the economic analysis. Using the prices in Table 25.2 and weighting according to the distribution of rare earth oxides reported in the Strange Lake deposit, the value of TREO is calculated at US$21.30/kg.

Quest Rare Minerals Ltd.	25-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 25.2 Rare Earth Oxide Pricing Used Price Validation

REO	US$/kg	Price Source
La2O3	$4.26	2007 3-Yr Ave.
Ce2O3	$2.77	2007 3-Yr Ave.
Pr2O3	$23.24	2007 3-Yr Ave.
Nd2O3	$24.52	2007 3-Yr Ave.
Sm2O3	$3.59	2007 3-Yr Ave.
Eu2O3	$335.74	2007 3-Yr Ave.
Gd2O3	$10.29	2007 3-Yr Ave.
Tb2O3	$573.46	2007 3-Yr Ave.
Dy2O3	$88.55	2007 3-Yr Ave.
Ho2O3	$25.50	2007
Er2O3	$55.00	2007
Tm2O3	$90.00	2007
Yb2O3	$25.00	2007
Lu2O3	$500.00	2007
Y2O3	$8.74	2007 3-Yr Ave.
The current three year average pricing for rare metal oxides acquired from Asia Metals results in a trailing three-year average price for the Strange Lake TREO of approximately US$36.00/kg. The TREO value of US$36.00 using 2010 three year historical trailing pricing was optimized to reflect the distribution of rare earth oxides found in the Strange Lake deposit. The TREO metal price selected for the economic analysis was reduced to US$21.94 to equal a previously published projection from a NI 43-101 compliant 2010 study for TREO. This represents a 39% reduction from the 2010 Strnage Lake optimized price. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.

Figure 25.1 depicts the trend for TREO pricing based 3 year averages where prices were available. The following REO used the 2007 spot price for each year’s TREO value due to a lack of available historical pricing; Gd2O3, Ho2O3, Tm2O3, Er203, Yb2O3 and Lu2O3. The remaining oxides use a trailing 3 year average for their respective reporting year.

Quest Rare Minerals Ltd.	25-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 25.1 Trend for TREO Pricing Based on 3 Year Averages
25.2	Financial Analysis
The financial analysis considered a total of 33.9 Mt of ore. This amount is made up from the inferred resource from the Strange Lake deposit. The 33.9 Mt of ore is to be mined for a total LOM of 25 years. A detail report of the financial analysis and cash flow by year is provided in Appendix F.

Using an exchange rate of Cdn$1.042/US$1, and an operating cost of $101.94/t of ore, the pre-tax IRR for the project has been calculated at 36.36%.

Overall, the total capital and operating expenditures will be $563.4 M and $3.53 B, respectively. Additionally, the total revenue before taxes from metal sales will be $7.97 B during a LOM of 25 years.

Table 25.3 illustrates the NPV for the project at variable discount rates. As well the IRR is shown as 36.36%.
Table 25.3 Net Present Value and Internal Rate of Return

Item	Amount
Pre-tax & Pre-finance NPV@ 6%	$3,149,211,228
Pre-tax & Pre-finance NPV@ 8%	$2,383,979,541
Pre-tax & Pre-finance NPV@ 10%	$1,825,703,831
Pre-tax & Pre-finance NPV@ 12%	$1,410,907,859
Pre-tax & Pre-finance NPV@ 15%	$969,415,008
Pre-tax & Pre-finance NPV@ 20%	$521,691,996
Project IRR	36.36%

Quest Rare Minerals Ltd.	25-3	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 25.2 shows the NPV for the various discount rates for the base case scenario, as defined by the above metal prices, NSR and currency exchange.
Figure 25.2 NPV vs. Discount Rate for Base Case
25.3	Sensitivity Analysis
Several parameters were varied by ±25% to examine the sensitivity of the net present value of the project as the discount rate changes. The direct capital and operating costs, as well as the metal prices, were individually increased and reduced by 25% off the base case, and the pre-tax results plotted as shown in Figure 25.3. Another sensitivity that is presented is 50% and 0% of the combined revenue contribution of Nb2O5 and ZrO2. As shown in Figure 25.2, the greatest impact is when there is no revenue recognized from the non rare earth oxides.

Quest Rare Minerals Ltd.	25-4	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Figure 25.3 Sensitivity Analysis
The analysis shows that the project is most sensitive to variations in metal prices compared to CAPEX and OPEX variations. As well, the removal of 50% and 100% of the non TREO oxides as a source of revenue had great impacts to the NPV at the different discount rates.

Wardrop ran several sensitivity analyses to determine the effect on key financial statistics if the following basic parameters change:
•	the operating costs increased and decreased by 25%

•	the direct capital costs increased and decreased by 25%

•	the metal prices increased and decreased by 25%

•	reduction of NbO2 and Zr2O5 by 50% and 100%

Quest Rare Minerals Ltd.	25-5	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

For ease of reference, the results are summarized in Table 25.4 and Table 25.5. In addition, the IRR Sensitivity for capital costs, operating costs and metal oxide price is shown in Figure 25.4.
Table 25.4 Operating and Capital Cost Sensitivity

	Discount Rate	NPV	NPV Difference	IRR
Base Case
	6%	$3,149,211,228	—	36.36%
	8%	$2,383,979,541	—
	10%	$1,825,703,831	—
	12%	$1,410,907,859	—
	15%	$969,415,008	—
	20%	$521,691,996	—
Operating Cost
Increase 25%	6%	$2,824,030,724	($325,180,505)	34.17%
	8%	$2,128,386,252	($255,593,289)
	10%	$1,621,216,661	($204,487,171)
	12%	$1,244,683,172	($166,224,687)
	15%	$844,359,939	($125,055,069)
	20%	$439,265,168	($82,426,828)
Decrease 25%	6%	$3,474,391,733	$325,180,505	38.46%
	8%	$2,639,572,830	$255,593,289
	10%	$2,030,191,002	$204,487,171
	12%	$1,577,132,545	$166,224,687
	15%	$1,094,470,077	$125,055,069
	20%	$604,118,824	$82,426,828
Capital Cost
Increase 25%	6%	$3,024,765,618	($124,445,610)	31.36%
	8%	$2,264,141,016	($119,838,525)
	10%	$1,710,087,318	($115,616,513)
	12%	$1,299,174,586	($111,733,273)
	15%	$862,965,336	($106,449,672)
	20%	$422,894,582	($98,797,414)
Decrease 25%	6%	$3,257,574,374	$108,363,146	42.33%
	8%	$2,487,792,765	$103,813,225
	10%	$1,925,496,155	$99,792,323
	12%	$1,507,094,749	$96,186,890
	15%	$1,060,799,473	$91,384,465
	20%	$606,260,184	$84,568,187

Quest Rare Minerals Ltd.	25-6	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Table 25.5 Metal Prices Sensitivity

	Discount Rate	NPV	NPV Difference	IRR
Metal Prices
Decrease 25%	6%	$1,859,404,682	($1,289,806,546)	27.01%
	8%	$1,371,025,204	($1,012,954,337)
	10%	$1,015,978,230	($809,725,602)
	12%	$753,261,708	($657,646,151)
	15%	$475,299,481	($494,115,527)
	20%	$196,722,109	($324,969,887)
Increase 25%	6%	$4,439,017,775	$1,289,806,546	44.07%
	8%	$3,396,933,878	$1,012,954,337
	10%	$2,635,429,433	$809,725,602
	12%	$2,068,554,010	$657,646,151
	15%	$1,463,530,535	$494,115,527
	20%	$846,661,883	$324,969,887
Figure 25.4 IRR Sensitivity to Capital Costs, Operating Costs, Metal Oxide Price

Quest Rare Minerals Ltd.	25-7	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

Based on the above sensitivity analysis results, it is clear that the project is most sensitive to the metal prices, much less sensitive on capital costs and least sensitive on operating cost.

The sensitivity of IRR to a reduction of revenues from the non TREO oxides considered in the financial analysis is also presented in Figure 25.5. Consideration is given to a 50% and 100% reduction of revenue from the combined revenue contribution from Nb2O5 and ZrO2.
Figure 25.5 IRR Sensitivity to Decrease of Revenue from Non-TREO Oxides

Quest Rare Minerals Ltd.	25-8	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

26.0   PAYBACK
The project has a positive payback in the fourth year. In the second year, the project will realize a positive cash flow from operations and this will remain as an annual positive cash for the remaining years of mine operation. The cumulative pre-tax cash flow over the twenty five year life of mine for this project is $7,967,439,837.

Quest Rare Minerals Ltd.	26-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

27.0   MINE LIFE
Total mine life will be 25 years including pre-production stripping period and full scale production period.

Pre-stripping period is in the Year 1 and Year 2. In Year 1, upon delivery and erection of some major and support mining units, clearing and grubbing, haul road construction, topsoil removal, and overburden stripping at the initial pit (Phase I) will be carried out by the mine crew. In Year 2, run-of-mine waste materials will be delivered to dumping embankment area, and run-of-mine ore will be delivered to site stockpile.

Full scale production period is from Year 3 to Year 25. Starting from Year 3, open pit will proceed in advance of ramping up to full scale production of 4,000 t/d (ore). Run-of-mine waste materials will be delivered to dumping embankment area that will be coordinated with the embankment crest elevations. Run of ore will be delivered to site stockpile by open pit equipment, and then transferred to Mill located in Anaktalak Bay passing through a pipe line.

Due to the specific geographic feature of Strange Lake B zone deposit, mine operation will be above the water level (+443 m, ASL) of the Brisson lake during the first 8 years of operation. Therefore the intrusion of water into the mine during this period due to hydrogeological reasons will be minimal.

To prioritize the high grade resource, Wardrop developed a phase mining sequence; all of phase I and part of phase II will be mined out in the first 25 years of the mine life. Phase III will not start to be mined during the life of this project. If the markets allow for an extension after 25 years, phase III would commence mining in the thirty-third year of mine life.

Quest Rare Minerals Ltd.	27-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone, Quebec		September 2010

28.0 RISKS AND OPPORTUNITIES
28.1	Processing Risks & Opportunities

The following opportunities for improvement to the project are presented below:
•	Vale’s Voisey’s Bay operation is much closer to Strange Lake than Schefferville and in is expected that Quest can benefit from this synergy, and that as the two mines operate in different markets this will provide community strengths as well.

•	A tidal power generator similar to one recently installed at Knik Arm in Alaska, and able to operate under ice is a real possibility. This could be better than wind generators, as the turbines on the wind generators could be affected by ice damage in winter. Capital may be available through government funding for such an initiative and due to the remote location, the operational costs and environmental liability should be decreased.

•	The project potentially could be producing yttrium when this commodity is expected to be in short supply worldwide, in 2015 or shortly thereafter.

•	Rather than conventional milling the soft granular ore is conducive to using high pressure grinding rolls, which will be one of several cost reduction factors that will be the subject of further study.

•	Hazen Research has demonstrated that leach recovery of rare earth minerals is as good from ground run-of-mine ore as it is from mineral process concentrate. The whole ore leaching has the potential to reduce operating costs by avoiding the flotation requirements.

•	Colorimetric and radio-metric sorting may also reduce the daily process tonnage by eliminating a portion of the mined rock.
Risks to the project are presented below:
•	The climatic issues, which might delay production.

•	The region is not a permanent frost area roads, therefore roads will undergo quality changes from summer to winter increasing road maintenance costs.,

•	As rare earth metal prices increase technology will look to alternative materials, but these are far from being developed.

•	The project assumes that Quest and Vale will cooperate to build synergy. If this opportunity is lost then Quest could pay more for sulphuric acid if denied access to Vale’s waste sulphur pastilles.

Quest Rare Minerals Ltd.	28-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

28.2	TMF Risk Assessment

The above conceptual design considerations have been undertaken to remove high consequence combined with high likelihood risks. The major risk identified is related to use of PAG dam fill materials from local borrow areas. This risk can be mitigated by using NAG fill materials from more remote areas. The use of NAG fill materials could potentially eliminate the need for low permeability barriers from the dam design section. This way the dam will become a leaky structure resulting in an effluent that can be discharged into natural environment without treatment. This will increase CAPEX but has a potential for closure cost reduction. A trade off study will be required for further qualification and quantification of the above risks.

Other significant risks related to economic items revolve around site uncertainties such as availability of NAG borrow materials, volume estimates, expected density of tailings and topography. Availability of low permeability mineral soil in the vicinity of the TMA stands out as a high risk. If a borrow search indicates insufficient quantities of this material or impractical exploitation reasonable distance from the TMF, design modifications resulting in greater capital cost may be required. Such modifications may be sought by implementing synthetic liners (the ultimate fallback) or process modifications such as provision of slimes liners. Furthermore, the lack of low permeability material may impact the construction of a clay cap on closure. Consequently, clay borrow search must form a significant part of the PFS site investigation.

The remaining noteworthy risks include the potential for post closure embankment erosion and potential need for permanent erosion protection that would be insured by placement protective layer composed of NAG fine rockfill. The probability of a need to provide erosion protection layer is considered to be low.

28.3	Environmental Risks and Opportunities

Additional closure and reclamation requirements, over and above those required in the applicable acts, regulations, and guidelines, may be imposed as part of the environmental review and approval process to address the concerns of local stakeholders.

Quest Rare Minerals Ltd.	28-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

29.0 INTERPRETATIONS AND CONCLUSIONS
29.1	Geology

Quest is currently conducting an expanded drill program over the Property. The drilling consists of deepening of several drill holes from the 2009 drill program, infill drilling along the 2009 drill fences and infill drilling between drill fences. The purpose of the drilling is to determine with greater confidence the geological and grade continuity across the B Zone deposit.

Wardrop has visited the project site during the course of the drill program and has reviewed the QA/QC procedures on site. Wardrop believes that the drill program meets or exceeds industry standards and that the current drill program is reasonable and warranted.

29.2	Open Pit Mining
•	Since the required geotechnical data is not available for determining pit slope angle, Wardrop utilized an overall pit slope angle of 45°, based on a limited number of core images and RQD values of exploration boreholes.

•	The base case pit contains 102.755 Mt of mineable resource (ore) with an average grade 0.95% TREO at a stripping ratio 0.25 t/t (waste/ore), which has considered 5% of mining dilution and 95% of mining recovery.

•	A selected equipment fleet consists of a 6.5 m3 diesel hydraulic shovel, a 4.5 m3 diesel hydraulic loader and a fleet of 55-tonne haul trucks. Also, Wardrop selected a 193 mm (7 3/5”) blasthole drill rig, supplemented by support equipment such as tracked dozers, rubber-tired dozers, graders and other minor support equipment.

•	Due to the very low stripping ratio, the mining risks are minimized as very little waste is mined to enable access to ore. Expenditure on waste prestripping in terms of both capital investment and construction period is both greatly reduced.

•	As this is a PEA Study, with the primary focus of providing an economic and financial justification for any further investment, no detailed pit design was carried out. This work would be part of any future study. The aim of the pit optimization is to provide an input resource for inclusion into the financial model.

Quest Rare Minerals Ltd.	29-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

29.3	Mineral Processing

Four of the rare earth resource deposits being studied in North America are located well away from a coast which, will result in significant freight costs. The only two deposits located adjacent to an ocean are Bokan Mountain in Alaska, and Quest’s Strange Lake Project. This location should help facilitate marketing.

The mineral process presented in this PEA study contains the following discrete processes: benefication (which includes magnetic separation and flotation), acid leaching, and solvent extraction. For this study the product to market is a bulk TREO concentrate, a ZrO2 concentrate and a Nb2O5 concentrate. Although this project represents a multistage recovery operation, each stage is a discrete well understood chemical process. Converting from a single TREO product to twelve or more products (based on financial benefits), is not difficult, and while some restrictions are imposed on the materials of construction it does not necessitate ultra-high quality steels or materials of construction.

Quest Rare Minerals Ltd.	29-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

30.0 RECOMMENDATIONS
30.1	Geology

Wardrop recommended as part of the NI43-101 Resource Model Technical Report that additional drilling be conducted to further investigate and develop the known B Zone deposit as the deposit has not been delineated laterally or at depth. Further confidence in the level of grade continuity is also necessary, therefore Wardrop recommends a more densely spaced drill program with a nominal drill hole separation between 60 m and 80 m. Based on this information both grade and lithology continuity can be assessed with greater confidence. In addition, Wardrop recommends that specific gravity readings be measured and recorded as part of the drill logging procedures during the next phase of drilling.

To this end, Quest has executed a drill program in the late summer of 2010. The drilling has been planned exclusively for the development of the B Zone deposit. The purpose of the drill program is to bring additional data and greater confidence to the resource estimate with the expectation to update the resource classification enabling the definition of Indicated and Measured Resource. Quest has budgeted $6.7 million dollars to the exploration program that includes camp establishment, logistics, support, trenching, drilling, rock and drill core analysis. Wardrop believes this program is reasonable and warranted.

Wardrop also recommends that during the updated resource estimate, based on additional drilling results that further exploratory data analysis is carried out on the new data set. This analysis will determine with greater confidence whether a probabilistic interpretation method may be applied to map out the two domains (populations of data) noted during the data analysis of this current resource estimate.

30.2	Mining Recommendations

30.2.1	Geotechnical Study
•	A comprehensive geotechnical study is required for the next level of study, since only a limited number of core imagines and RQD values of exploration boreholes were provided by Quest Rare Metals for this study.

•	A comprehensive hydrological study is required for the next level of study.

Quest Rare Minerals Ltd.	30-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

30.2.2	Open Pit Mining
•	The study indicated that a mineable resource of 102.755 Mt with ore grading 0.95% TREO exists within the base case pit. This is sufficient for 70 years of processing with a 73 year mine life. All of ore is classified as Inferred resource, and should be drilled further to bring it into the Indicated and Measured resource for the next level of study.

•	For determining pit dewatering parameters, the permeability of the safety pillar between the Lac Brisson Lake and the base case open pit needs to be assessed to determine in-pit water inflow.

•	Details on the wall slopes by rock types needs to be determined for the typical orientations.

•	The stability of the waste dump needs to be accessed for the next level of study.

•	The acid generating potential of the waste rock needs to be assessed. Sequencing of the waste placement and remedial measures to mitigate any potential problems could be assessed. The possibility of metal leaching also needs to be tested to determine if this is an issue.

•	Based on the mill throughput of 4,000 TPD, the potential to increase the overall project economics exists with increasing the throughput. That rate should be determined by a trade-off study.

•	Potential trade-off studies should be investigated in future study to determine the better economic result between contractor mining and owner mining.
30.2.3	TMF Action Plan

Required actions resulting from preceding discussion to be addressed in the PFS can be summarized as follows:
•	Detailed airborne ortho-photo survey.

•	Topographic survey of the tailings at a scale suitable for the PFS design should be conducted within the TMA.

•	Site investigation should be planned and implemented in order to obtain geotechnical and hydrogeological parameters in relation to subsurface conditions impacting the design. The following is proposed on a preliminary basis:

–	Seismic refraction survey profiles:	8 km
–	Test pits (up to 6 metres deep):	40
–	Geotechnical boreholes terminated on bedrock:	25
–	Geotechnical boreholes (6 metres into bedrock)	6

Quest Rare Minerals Ltd.	30-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

–	Geotechnical boreholes (12 metres into bedrock)	2
–	Falling head tests in overburden:	20
–	Packer tests in bedrock:	10
•	Borrow search for NAG granular and low permeability material is indispensable. When identified, test pit investigation will supplement surficial identification. Lab testing confirming geotechnical and chemical properties will be carried out on samples taken from test pits.

•	Tailings supernatant chemical composition tests should be carried in order to confirm assumed innocuous character of the tailings effluent.

•	Acid base accounting (ABA) tests should be carried on potential local granular borrow sources for construction materials to be used in the dam.

•	Estimated volumetric capacity is based on experience with similar tailings but does not yet recognise segregation potential of the tailings which could lead to finer grained and looser tailings away from the beaches, potentially decreasing the average density below 1.6 tonnes per cubic metre. Segregation test should be carried out using standard tests which are available from the University of Alberta.

•	Climatic data and site hydrology should be reviewed in order to estimate the contribution of precipitation, snow melt and evaporation-transpiration in the tailings pond water balance. Subsequently, hydrotechnical design criteria (freeboard, decant pond retention, closure flood, closure spillway(s), etc.) should be established.
The potential for permafrost must be evaluated, and if found to be likely, than additional investigation is required. This would include, as a minimum, boreholes drilled with brine and installation of thermistor strings.

30.3	Future Work

The recommended work has been identified to fall into one of two categories. The grand total cost taking into account both categories is $22,553,900. It is anticipated that based on the strength of the Preliminary Economic Assessment for the Strange Lake deposit, Quest Rare Minerals will proceed with work leading to the completion of a detailed Prefeasibility Study. Decisions regarding proceeding with Feasibility level work will depend on the results of the Prefeasibility Study. The two categories used to define the future work are:
•	Prefeasibility Level and Preliminary Environmental Costs

•	Feasibility Level and Ancillary Detail Design Costs.
The prefeasibility work focuses on field work that will include drilling for geological definition, metallurgical testing and geotechnical testing. Environmental work will

Quest Rare Minerals Ltd.	30-3	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

also be required to start in this phase. This will include Environmental Impact Assessments and Baseline Studies, Biological Field work and public engagement sessions. The estimated total cost of the effort defined in this category is $13,748,000.

The feasibility level work includes bringing all required data, specifically geological and metallurgical, to the feasibility level. Detail design for items such as the road to the coast, site development at Strange Lake and the coastal areas, the barge mill and other ancillary items will need to be initiated. The estimated total cost of the effort defined in this category is $8,805,000.

Appendix G summarizes the estimated cost of the defined future work and allocates these costs into the Prefeasibility or Feasibility category.

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Quebec

31.0	REFERENCES

An Investigation (by Lakefield Research) on the recovery of Zirconium & Yttrium from Strange Lake (flotation) Concentrate.

Avalon Rare Earth Minerals Preliminary Economic Assessment, July 29-2010.

Batterson, M.J., 1988. Landform classification, Newfoundland-Quebec, 14D/5. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-003.

Batterson, M.J., 1988. Landform classification, Lac Dihourse, Newfoundland-Quebec. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-004.

Batterson, M.J., 1991. Till geochemistry of the Strange lake area, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0843; unnamed map.

Batterson, M.J., 1991. Landform classification and surficial geology of NTS map sheet 14D/6. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File 14D/0041; Map 91-060.

Batterson, M.J., 2001. Landforms and surficial geology of NTS map sheet 14D/06 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0248; Map 2001-025.

Batterson, M.J., 2001. Landforms and surficial geology of NTS the Long Pond map sheet (NTS 14D/03), Labrador, Open File 14D/03/0255; Map 2001-023.

Batterson, M.J., 2001. Landforms and surficial geology of NTS map sheet 14D/11 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/11/0251; Map 2001-029.

Batterson, M.J. and Taylor, D.M., 2005. Landforms and surficial geology of the NTS 14D/05 map sheet [untitled]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open 14D/05/0247; Map 2003-27.

Batterson, M.J. and Taylor, D.M., 2005. Landforms and surficial geology of the Lac Dihourse map sheet [NTS 24A/08]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open File 24A/08/0027; Map 2003-28.

Batterson, M.J. and Taylor, D.M., 2009. Geochemical re-analysis of till samples from the Strange Lake area, Labrador [NTS map sheets 14D/05 and 24A/08]. Government

Quest Rare Minerals Ltd.	31-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1479; 1-122.

Beaumier, M., 1982. Géochimie des Sédiments de Lac dans la Région de la Rivière George, Territoire du Nouveau Québec. Ministère de I’Énergie et des Ressources, DP82-16.

Beauregard, A.J. and Gaudreault, D., 2009. Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. Geologica Groupe-Conseil. (Internal Report). 74 pages. June 2009.

Canadian Environmental Assessment Agency, Research and Development, Evaluation of the ClimAdapt Guide to Incorporate Climate Change into the Environmental Impact Assessment Process, 5.6 Research Finding: Voisey’s Bay Mining Project, http://www.ceaa.gc.ca/default.asp?lang=En&n=332BCF7D-1&offset=15&toc=show#s5 6 3.

CanMet Report MSL 90-28 on the Mineralogy of the Strange Lake Ore and the Metallurgical Implications.

Chamois, P. and Cook, B., 2007. Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 pages. August 2007.

Department of Environment and Conservation (DEP), Government of Newfoundland and Labrador. 2009. Environmental Assessment...A Guide to the Process. Available: http://www.env.gov.nl.ca/env/env assessment/ea guide.pdf.

Dong Pao (Mongolia) Flotation Study by Lakefield Research (2001).

Flotation Process at Mountain Pass EPA-ID4RAR.

Friske, P.W.B., McCurdy, M.W., Day, S.J., Gross, H., Lynch, H.H. and Durham, C.C., 1993. The regional lake sediment and water geochemical data, northern Labrador. Geological Survey of Canada Open File 2690.

Hearn, B.J., Luttich, S.N., Crete, M., and M.B. Berger. 1990. Survival of radio-collared caribou (Rangifer tarandus caribou) from the George River heard, Nouveau- Québec — Labrador. Can. J. Zool. 68: 276-283.

Hornbrook, E.H.W, Maurice, Y.T. and Lynch, J.J., 1979. Geochemical lake sediment and water, central Labrador, maps and data. Geological Survey of Canada, open File 559, 1979. 17 maps.

Indian and Northern Affairs Canada (INAC). 2002. James Bay and Northern Québec Agreement and The Northeastern Québec Agreement 1998-1999 Annual Report -

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Quebec

1999-2000 Annual Report. Available: http://www.ainc-inac.gc.ca/al/ldc/ccl/fagr/que/cin/cin00-eng.pdf .

Indian and Northern Affairs Canada (INAC). 2008. Backgrounder: abrador Inuit Land Claims Agreement - How will business and industry be impacted? Available: http://www.ainc-inac.gc.ca/ai/mr/nr/s-d2005/02727bkb-eng.asp .

Jambor, J.L., 1990. Bulk Sample Met-14 (Canmet 89-1) from the Strange Lake Y-Zr Deposit, Labrador-Quebec: Mineralogy and Metallurgical Implications. Canmet Report MSL-90-28; 1-39.

McConnell, J.W., 1980. Detailed lake sediment, water and radiometric surveys of 14 base metals and uranium anomalies in Labrador. Government of Newfoundland and Labrador, Department of Mines and Enery, Mineral Development Division, Open File LAB/0224: 1-37.

McConnell, J.W., 1988. Lake sediment and water geochemical surveys for rare-metal mineralization in granitoid terranes in Churchill Province, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0772; 1-107.

McConnell, J.W., 2009. Complete geochemical data for detailed-scale Labrador lake surveys, 1978-2005. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1465; 1-25.

McConnell, J.W. and Batterson, M.J., 1987. The Strange Lake Zr-Y-Nb-Be-REE . deposit, Labrador. A geochemical profile in till, lake and stream sediment and water. Journal of Geochemical Exploration, v.29. p.105-127.

McKinnon-Matthews, J., Harris, B., Stollenwerk, M., Doherty, M. and McCall, L., 2001. The 2000-2001 Exploration Program on the Québec 7 Property, Northern Quebec. NTS 24A/05, 12-13; 24B/08-11, 13-16; 24F/16; 24G/-01-16; 24J/01-07: 24K/01, 08. WMC International Limited. Québec Assessment Report GM-59375.

Mainville, A. and Venkateswaran, G.P., 1981a: A report on the geological, geophysical and geochemical work, Exploration Permit 659, Strange Lake area, Quebec. NTS Map sheet 24A/8 and 14D/5. A report prepared for Compagnie Minière IOC. Quebec Assessment Report GM-37064, 13 p.

Mainville, A. and Venkateswaran, G.P., 1981b: A report on the geological, geophysical and geochemical work, Exploration Permit 656, Strange Lake area, Quebec. NTS Map sheet 24A/8. A report prepared for Compagnie Minière IOC. Quebec Assessment Report GM-37372.

Margeson, B., Harris, B., McCall, L., McKinnon-Matthews, J. and Stollenwerk, M., 2002. Final Report, Phase 2 Airborne EM Survey, Southern Program, 2001 Exploration, Quebec 7 Property, Northern Québec. WMC International Limited. Québec Assessment Report GM-60773.

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

Marshall, I.B. and Scut, P.H., 1999. A National Ecological Framework for Canada-Overview. A co-operative product by Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Food Canada.

Miller, R.R., 1984. A Report on the Geological, Geophysical and Geochemical Assessment Work, Exploration Permit 656, Strange Lake Area, Quebec, NTS Map Sheet 24A/8. Work Period January 1, 1983 to December 31, 1983. Compagnie Miniere IOC. Ministère de I’Ènergie et des Ressources Report GM 41101: 1-157.

Miller, R.R., 1986. Geology of the Strange Lake Alkalic Complex and the Associated Zr-Y-Nb-Be-REE Mineralization. Current Research, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1: 11-19.

Ministère du Développement durable, de I’Environnement et des Parcs (MDDEP). 2002. Environmental Assessment of Northern Projects. Available:
http://www.mddep.gouv.qc.ca/evaluations/mil-nordique/process.htm.

Mitsui Mining & Smelting 1996 Study on Strange Lake Ore (using wet magnetic separation).

M.J., Rickets (2006), Mineral Development Division, Department of Mines and Energy, Government of Newfoundland and Labrador, Aggregate-Resource Assessments Along Transportation Routes from Strange Lake to the Atlantic Coast, Labrador, Mineral Resource Report 4, St. John’s Newfoundland 1986.

Quest Rare Minerals Ltd. — Market presentation.

Quest Rare Minerals Ltd. 2010. Quest Rare Minerals Receives Release of Preliminary Economic Assessment (PEA) for Strange Lake B-Zone (Press Release). Available:
http://www.questrareminerals.com/news ..php?url=http%3A%2F%2Fcnrp.marketwire.com%2Fclient%2Fquest uranium%2Frelease xml.jsp%3FactionFor%3D1316109.

Ricketts, M.J., 1984. Aggreagate-resource assessment along possible transportation route from Strange Lake to the Atlantic coast, Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/0691; 1-272.

Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the unnamed map sheet [NTS 14D/4] and the eastern part of the Lac Canaee map sheet [NTS 24A/1], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1375; Map 2003-008.

Ryan, B., Corriveau, L. and Lee, D., 2003. Geology of the Khongnekh Lake map sheet [NTS 14D/6], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0288; Map 2003-010.

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the Long Pond map sheet [NTS 14D/3], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/03/0287; Map 2003-007.

Ryan, B., Lee., D and Dunphy, D., 2003. Geology of the unnamed map sheet [NTS 14D/5] and the eastern part of the Lac Dihourse map sheet [NTS 24A/8], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1376; Map 2003-009.

Salvi, S. and Williams-Jones, A.E., 1990. The role of hydrothermal processes in the granite-hosted Zr, Y, REE deposit at Strange Lake, Quebec/Labrador: Evidence from fluid inclusions. Geochemica et Cosmochimica Acta, 54: 2403-2418.

Salvi, S. and Williams-Jones, A.E., 1996. The role of hydrothermal processes in concentrating high-field strength elements in the Strange Lake peralkaline complex, northeastern Canada. Geochemica et Cosmochimica Acta, 60: 1917-1932Taylor, F.C., 1979. Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec, northern Labrador and Northwest Territories. Geological Survey of Canada, Memoir 393, 99 p..

Suarez, Steve (osler) — mining Tax Canada.

Watts, M. Industrial Minerals “Scramble for Rare-earth Self Sufficiency” June 2010.

Taylor, F.C., 1970. Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec and northern Labrador, Part 2. Geological Survey of Canada, Paper 70-24.

The Economics of rare earth s and Yttrium — Thirteenth Edition, 2007- © Roskill information services Ltd. ISBN 978 0 86214 534 7.

Wardrop, 2010. Strange Lake Project, B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate. 74 pages. April 2010.

Witteck Development Hydrometallurgical Study Project 5032-82 for IOC.

Venkateswaran, G.P., 1981: A Report on the Geological, Geophysical and Geochemical Assessment Work. Licenses 1368, 1369, 1370, 12129, 12130, 12131. Strange Lake Area, Newfoundland-Labrador, NTS Map sheet 24A/8. 27 pages. November 1981.

Voisey’s Bay Nickel Company Limited (1997) Voisey’s bay Mine/Mill Project, Environmental Impact Statement, Summary and Conclusions, December 1997.

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Quebec

Websites

Quest Uranium Corporation http://www.questuranium.com/

Quest Uranium Corporation; Corporate Presentation, September 2009 http://www.questuranium.com/ppt/QuestCorpREE Presentation-SEP%2029-09.pdf

Web Mineral http://www.webmineral.com/

World Climate, Indian House Lake, Québec http://www.worldclimate.com/cgi-bin/grid.pl?gr=N55W063

World Climate, Border, Québec http://www.worldclimate.com/cgi-bin/data.pl?ref=N55W063+2100+71901W

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Quebec

32.0	STATEMENTS OF QUALIFIED PERSONS

32.1	Certificate for Douglas Ramsey, R.P.Bio.

I, Douglas Ramsey, R.P. Bio., of Vancouver, BC, do hereby certify that as a coauthor of this report titled “Preliminary Economic Assessment for the Strange Lake B Zone, Quebec”, dated September 24, 2010, I hereby make the following statements:
•	I am Manager of Environmental Assessment, Permitting, and Natural Resources of Wardrop Engineering Inc. with a business address at 400-386 Broadway, Winnipeg, Manitoba, R3C 4M8.

•	I am a graduate of the University of Manitoba, Winnipeg, Manitoba, (B.Sc. Hons., Zoology, 1979, and M.Sc. Zoology, 1985).

•	I am a member in good standing of the College of Applied Biology, British Columbia, as a Registered Professional Biologist #1581.

•	I have practiced my profession in the environmental sciences continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that I am a “qualified person” for the purpose of NI 43- 101.

•	I am responsible for the preparation for Section 21.0 of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec” dated September 24, 2010.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 24 day of September, 2010 at Toronto, Ontario.

“Original document signed and sealed by Douglas Ramsey, R.P. Bio.”
Douglas Ramsey, R.P. Bio.
Manager, Environmental Assessment, Permitting, and Natural Resources
Wardrop, A Tetra Tech Company

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Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

32.2	Certificate for Mike McLaughlin, P. Eng.

I, Mike McLaughlin, P. Eng. of Barrie, Ontario, do hereby certify that as a co-author of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec” dated September 24, 2010, I hereby make the following statements:
•	I am a Project Manager with Wardrop Engineering with a business address at 900-330 Bay St. Toronto, Ontario, M5H 2S8.

•	I am a graduate of McMaster University, B.Eng. in Mechanical Engineering, 1990.

•	I am a member in good standing of the Association of Professional Engineers Ontario (License #10084932).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am a Project Manager at Wardrop with over 14 years of engineering experience. I have successfully managed projects involving front end mining resource models and economic evaluation studies involving full mining plans, processing, infrastructure and geotechnical components. I am well versed in the requirements of NI 43-101 compliant reports.

•	I am responsible for the preparation of Sections 1, 2, and 23 to 30 of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec” dated September 24, 2010.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 24 day of September, 2010 at Toronto, Ontario.

“Original document signed and sealed by
Mike McLaughlin, P.Eng.”
Mike McLaughlin, P.Eng.
Project Manager
Wardrop, A Tetra Tech Company

Quest Rare Minerals Ltd.	32-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

32.3	Certificate for Aleksandar Zivkovic, P. Eng.

I, Aleksandar Zivkovic, of Toronto, Ontario, do hereby certify that as a co-author of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec”, dated September 24, 2010, I hereby make the following statements:
•	I am the Manager, Geotechnical Engineering with Wardrop Engineering Inc./Chief Discipline with the business address at 900-330 Bay Street, Toronto, Ontario, M5H 2S8.

•	I am a graduate of the University of Belgrade, (dipl. ing., B.A.Sc. Geological Option of Geological Engineering. 1986).

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of Ontario (license #90375882), Association of Professional Engineers and Geoscientists of British Columbia (License #25771), Association of Professional Engineers and Geoscientists of Manitoba (License #32434), Association of Professional Engineers and Geoscientists of Saskatchewan (License #16969), and Association of Professional Engineers, Geologists and Geophysicists of Alberta (License # 113119).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to this study covers geotechnical engineering design aspects of the development of mine infrastructure and mane waste management including numerous projects in Canada, United States, Europe, Australasia, Latin America and Africa for the past 24 years.

•	I am responsible for the preparation of portions of Section 22 of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec”, dated September 24, 2010.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 24 day of September 2010 at Toronto, Ontario.

Quest Rare Minerals Ltd.	32-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

“Original document signed and sealed by
Aleksandar Zivkovic, B.A.Sc.”
Aleksandar Zivkovic, B.A.Sc. Manager, Geotechnical Engineering Wardrop, A Tetra Tech Company

Quest Rare Minerals Ltd.	32-3	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

32.4	Certificate for Paul Daigle, P. Geo.

I, Paul Daigle, P. Geo. of Toronto, Ontario, do hereby certify that as co-author of this report titled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” dated September 24, 2010, I hereby make the following statements:
•	I am a Senior Geologist with Wardrop Engineering Inc. with the business address 900-330 Bay Street, Toronto, ON M5H 2S8.

•	I am a graduate of Concordia University, Montréal, Québec, Canada, with a B.Sc. in Geology, Specialization.

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario (Registration #1592) and the Association of Professional Engineers and Geoscientists of Saskatchewan (Registration #10665).

•	I have practiced my profession in geology continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to the Strange Lake Project is based upon over 19 years of experience in a wide variety of geological settings.

•	I am responsible for the preparation of all Sections 3-15, and 17 of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec”, dated September 24, 2010. I visited the Property from August 8-12, 2010..

•	I have no prior involvement with the property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer applying the tests set out in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 24 day of September, 2010 at Toronto, Ontario.

“Original document signed and sealed by
Paul Daigle, P.Geo.”
Paul Daigle, P.Geo. Senior Geologist
Wardrop, A Tetra Tech Company

Quest Rare Minerals Ltd.	32-1	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

32.5	Certificate for Peter Broad, P. Eng.

I, Peter Broad, P. Eng. of Toronto, Ontario, do hereby certify that as co-author of this report titled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” dated September 24, 2010, I hereby make the following statements:
•	I am a Senior Metallurgist with Wardrop Engineering Inc. with a business address at 604-330 Bay Street, Toronto, Ontario, M5H 2S8.

•	I am a graduate of The Victoria University of Manchester (UK), (B.Sc. Honours Metallurgy, 1969).

•	I am a member in good standing of the Association of Professional Engineers of Ontario (License #90344227).

•	I have practiced my profession continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to metallurgical engineering includes gold, silver, uranium, platinum (PGMs), copper, nickel, lead, and zinc operations in Northern Canada as a licensed professional for the past eleven years.

•	I am responsible for the preparation for Section 16 this report titled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” dated September 24, 2010.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer as defined by Section 1.4 of the Instrument.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 24 day of September, 2010 at Toronto, Ontario.

“Original document signed and sealed by Peter Broad, P.Eng.”
Peter Broad, P.Eng. Senior Metallurgist
Wardrop, A Tetra Tech Company

Quest Rare Minerals Ltd.	32-2	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec

32.6	Certificate for Wenchang Ni, P. Eng.

I, Wenchang Ni, P. Eng., of Toronto, Ontario, do hereby certify that as co-author of this report titled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” dated September 24, 2010, I hereby make the following statements:
•	I am a Senior Mining Engineer with Wardrop Engineering Inc. with the business address 900-330 Bay Street, Toronto, ON M5H 2S8.

•	I am a graduate of Henan Polytechnic University, Mining Engineering, B.A.Sc, 1982; Laurentian University, Mineral Resource Engineering, M.A.Sc, 2007.

•	I am a member in good standing of the Association of Professional Engineers of Ontario (Registration # 100134204).

•	I have practiced my profession in mining engineering continuously since graduation.

•	I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	My relevant experience with respect to this study includes open pit mine optimization, mine planning, equipment selection, and cost estimation.

•	I am responsible for the preparation of all Section19 of this report titled “Preliminary Economic Assessment of the Strange Lake B Zone, Quebec”, dated September 24, 2010. I visited the Property from August 8-12, 2010.

•	I have no prior involvement with the property that is the subject of the Technical Report.

•	As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the Issuer applying the tests set out in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.
Signed and dated this 24 day of September, 2010 at Toronto, Ontario.

“Original document signed and sealed by Wenchang Ni, P.Eng.”
Wenchan Ni, P.Eng. Senior Mining Engineer Wardrop, A Tetra Tech Company

Quest Rare Minerals Ltd.	32-3	1055110200-REP-R0002-01
Preliminary Economic Assessment on the Strange Lake B Zone,		September 2010
Quebec